Annual Report '04

PE 3-31-04

The biggest thing in dental digital radiography.


schick
Wireless

schick The future is here.

"At Schick, we believe that what you say about yourself is not as important as what others say about you."



To Our Shareholders:

This year marks the tenth anniversary of our flagship product, CDR.® In reflecting upon this milestone, it is clear that we have achieved a great deal, met many challenges and built a strong foundation for future growth.

Fiscal 2004 was a very successful year, our third consecutive year of profitability. Our financial performance was outstanding, climbing to record levels by every important measure. Revenues were up, gross profit and operating margins remained healthy and working capital grew significantly. Other highlights of this exceptional year are:

- We continued to lead the market in dental digital radiography.
- We introduced several important new products, including CDRPanX.
- We solidified strong relationships with our distribution partners.
- Our balance sheet was significantly strengthened.
- We repaid all of our outstanding financing and remain debt free.
- We implemented important corporate governance changes, helping to safeguard the efficiency and integrity of our financial reporting process and ensure that we are well poised to resolve the few overhangs that remain from the Company's restatements of earnings in fiscal 1999.

As we move forward, we will continue to improve the Company's core strengths and competencies by focusing on the following four priorities:

1. To continue to profitably grow our business.
2. To provide our customers and our distribution partners with high quality products and service, and to consistently exceed their expectations.
3. To provide our employees with the environment and the tools needed for them to continue to flourish.
4. To relist Schick Technologies on the NASDAQ National Market.

We are optimistic about fiscal 2005 and we believe that the dental digital radiography market will remain strong. Our Company is well positioned to lead in this exciting segment which has an estimated penetration of only 17%, and with over 150,000 dentists in the United States alone, there is certainly ample room for continued growth.

Our thanks go out to shareholders who have stayed with us during our challenging years; our new shareholders, who see the same opportunities that we see for the Company; our customers, who enthusiastically support our Company and products; our distribution partners, who share our vision; and our employees, who through their commitment to excellence, create the best products available.

In closing, we are proud of our past achievements and we remain focused on the fact that still greater opportunity for success lies ahead.

Sincerely,

Jeffrey T. Slovin
President and Chief Executive Officer

schick

Financial Highlights:

A position of strength, a strategy for growth.



$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$-
2000
2001
2002
2003
2004

TOTAL REVENUE



$50,000
$25,000
$20,000
$15,000
$10,000
$5,000
$-
2000
2001
2002
2003
2004

GROSS PROFITS



$15,000
$10,000
$ 5,000
$-
$(5,000)
$(10,000)
$(15,000)
2000
2001
2002
2003
2004

INCOME FROM OPERATIONS



$20,000
$15,000
$10,000
$ 5,000
$-
$(5,000)
$(10,000)
$(15,000)
2000
2001
2002
2003
2004

NET INCOME



$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000

Schick Technologies, Inc.
Financial Data
Year Ended March 31,

In thousands, except share amounts

	2004	2003	Change
Operating Results			
Net Sales	$ 39,393	$ 29,817	32%
Income from Operations	12,083	6,639	82%
Net Income before tax benefits	12,192	6,465	89%
Net Income	18,109	11,825	53%
Earnings per share - basic	$ 1.69	$ 1.17	44%
Earnings per share - diluted	$ 1.07	$ 0.79	35%
Financial Positions			
Total Assets	$ 42,743	$ 22,610	89%
Cash and Cash equivalents	$ 20,734	$ 7,100	192%
Total Debt	0	1,503	(100%)
Stockholders Equity	35,028	14,863	136%
Financial Ratios			
Operating Margins	31%	22%	
Return on Equity	73%	133%	

Here's what others are saying about us.

"I save an hour and a half per chair per day by using my Schick CDR system. My procedures take less time, and my patients notice the difference. I would never go back to film."

Duke Aldridge DDS, FICOI
The Center for Cosmetic and Implant Dentistry



"We installed our first Schick CDR system in 2001 and now all 62 of our affiliated offices use them. CDR reduces costs, improves efficiency and patients love it. It is one of the best investments we have made and it gets installed in every new office we affiliate with."



Stephen Thorne, IV, BA, MHA
President, Pacific Dental Services, Inc.

Schick CDR sensors provide a superior image quality that is equal to film, meeting ADA Seal of Acceptance requirements.

ADA
ACCEPTED
American Dental Association ®

"Many of my patients worry about exposure to x-rays. By changing from film to Schick digital radiography, my dosages have been reduced by as much as 80%. Patients love it, especially those with children."

Robbin Cramer DMD
Private Practice



"Digital radiography is the hottest topic on the dental lecture circuit and it is a solid technology. Many dentists already realize this, but - more importantly - even greater numbers are coming to realize it. Digital radiography is growing. With both their popular standard sensors and now their unique CDR Wireless sensors, Schick is a major brand in this category."

Gordon J. Christensen DDS, MSD, PhD
Co-founder, Clinical Research Associates



schick



schick
Wireless

The future is here.

The company everyone is talking about.


schick
Wireless

The technology of the future is wireless; from cellular phones to satellite television, wireless computer networks to Internet "hotspots." These "wireless" technologies have revolutionized the way people work, play and even live. The future of dentistry is wireless sensor technology. This advanced technology is available now and it is only available from Schick Technologies.

Throughout our history, Schick has been a leader in dental digital radiography. In fact, since being established in 1992, Schick Technologies has been widely recognized as the Gold Standard in dental digital radiography systems, worldwide.



A history of innovation.

In an industry that has seen many different players come and go, our longevity and reputation is a testament to the quality and innovation of our products. These are but a few of the reasons that Schick remains the premier name in dental imaging.

We pioneered the development and manufacture of an entire new generation of dental radiography systems. We were the first to use USB as a sensor interface; the first to use CMOS in dental sensors; we were the first dental digital radiography system to have three sizes; we developed the first panoramic retrofit to convert existing film panoramic x-ray machines to digital; we were first to offer a full-motion USB intra-oral camera; we pioneered the use of LEDs as an intra-oral camera light source.



In fact, many innovations first conceived, developed, and brought to market by Schick are now common in other products throughout the industry. This mimicry, combined with our vigilant protection of our extensive Intellectual Property portfolio, has created additional revenue in the form of licensing agreements.





The quality of our products is the direct result of the quality of our people. We have sought out and hired highly skilled, experienced engineers and scientists from a broad range of disciplines to keep our organization on the cutting edge of dental technology.

Schick Technologies has a comprehensive in-house manufacturing facility. We design, develop, test and manufacture our own sensors, giving us full control over the process from start to finish. Most of our competition simply resells a product bought elsewhere. Quality control is stressed throughout every phase of our manufacturing process and each sensor is put through a series

Reliability, Efficiency & Profitability.

of 19 individual "in-process" screenings before final inspection. Not only does this increase our manufacturing efficiency by increasing production yield, it ensures that each and every one of our sensors is reliable and works flawlessly when it arrives at the dentist's office.




schick

At Schick, all of our products are recognized for their unsurpassed quality and innovative design. Everything from our revolutionary new wireless sensor technology to our innovative USBcam - a product that combines the benefits of full motion video with the simplicity of a standard USB connection - were meticulously designed with both dentist and patient in mind.

We continue to invest heavily in research and development, both to improve on existing technology and to develop the new technologies that will take dental imaging into the future.

Our goal is simple. We plan to provide the absolute highest quality, state-of-the-art imaging technology in the dental industry, resulting in increased profitability and growth, not only for our company but for each and every one of the dental professionals who use our products.

The future is here.

Technology and partnerships go hand in hand.

As our competitors have learned, if you are not constantly looking ahead, you are already falling behind. As the most recognized and trusted name in the North American market, Schick's strategy has been to educate our customers on the advantages of adopting digital radiography and to build the category.



With digital radiography technology, x-ray images appear immediately at chair-side. Using a very low x-ray dose, the clinician is able to create and show x-ray images without ever leaving the patient for time-consuming development or processing. Because the image is displayed on a computer monitor rather than a small piece of dental film, it is easier to see, show the diagnosis and

The technology of tomorrow is here today.

explain the recommended treatment, thus enhancing the relationship and bond of trust that is shared between patient and dentist.

We are proud to be the first company to offer the world's only intra-oral wireless sensor. This new technology puts Schick Technologies clearly ahead of the competition in dental digital radiography.

Unlike anything ever developed before, Schick CDR Wireless offers uncompromising digital radiographs. These new sensors offer the same immediate viewing, dose reduction and image clarity as our standard "wired" CDR sensors, but allow a new level of freedom and flexibility for dental professionals everywhere.



In creating wireless, Schick sets a whole new standard for the dental market.

In North America, Schick Technologies has partnered with Patterson Dental Supply, one of the most recognized and trusted names in dentistry. As the exclusive distributor of our dental products, Patterson's scale gives the Schick product line access to virtually every dentist in North America. In addition, all after-sale services of Schick products, including installation, training and technical support, are handled completely by the Patterson organization. With over 76 branches and 1,350 sales representatives, Patterson is able to provide personal service and technical support that are unequaled by any other company. In addition to Patterson's extensive personnel, we maintain our own sales force of over 20 people.


PATTERSON

"The digital radiography market is the fastest growing segment in the dental industry and Schick represents the "Gold Standard." We are pleased to have this leading innovator as an exclusive partner. We can confidently promote their products to our customers knowing that they will be delighted with the experience."

Scott Kabbes
President, Patterson Dental Supply

Creating value through partnerships.



Internationally, the Schick brand is widely recognized and maintains market leadership in many countries. By partnering with over 75 dealers in more than 60 countries, we have been able to grow our global presence. Many governments around the world are realizing the economic, health and environmental benefits of digital radiography.

"As an importer of dental equipment for the last 40 years, I have seen many products come and go, yet I have never seen the level of excitement that exists around the digital radiography market. This sector is booming and Schick has the leading products. Couple that with their outstanding service and support and we have a winning partnership."

John Clark
Managing Director, Clark Dental Ltd., U.K.

schick

Executive Officers


schick

Management Team, left to right seated - Michael Stone, Jeffrey T. Slovin, Stan Mandelkern. Left to right standing - Will Autz, Ari Neugroschl, Zvi N.Raskin. Ron Rosner not pictured.

Jeffrey T. Slovin
President and CEO

Michael Stone
Executive Vice President of Sales & Marketing

Stan Mandelkern
Vice President of Engineering

Ari Neugroschl
Vice President of M.I.S.

Will Autz
Vice President of Manufacturing

Zvi N. Raskin
Secretary and General Counsel

Ron Rosner
Director of Finance and Administration

Corporate Headquarters

Schick Technologies, Inc.
30-00 47th Avenue
Long Island City, NY 11101
(718) 937-5765

Directors

Euval Barrekette, PhD. (1)
Consulting Engineer and Physicist
Former Group Director of Optical Technologies
IBM Large Systems Group

Jonathan Blank, Esq. (1) (2)
Partner, Preston Gates Ellis & Rouvelas Meeds LLP

William K. Hood (1) (2) (3)
Chairman of the Board
Former President and CEO, Hunt-Wesson Foods, Inc.
Former Senior V.P., American Bakeries Company
Trustee, Chapman University
Former Dean, Chapman University School of Business and Management

Uri D. Landesman (1) (3)
Senior Portfolio Manager,
Federated Global Investment Management Corp.

Curtis M. Rocca III (1) (2) (3)
CEO, Douglas, Curtis & Allyn, LLC

Allen Schick, PhD. (1)
Professor, University of Maryland
Visiting Fellow, Brookings Institution

Jeffrey T. Slovin
President and CEO
Schick Technologies, Inc.

(1) Member of the Executive Compensation Committee
(2) Member of the Audit Committee
(3) Member of the Nominating Committee

Independent Auditors
Grant Thornton LLP
New York, NY

Corporate Counsel
Dorsey & Whitney LLP
New York, NY

Patent Counsel
Fitzpatrick, Cella, Harper & Scinto
New York, NY

Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY, 10038

Form 10-K
A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K may be obtained without charge upon written request to Schick Technologies, Inc., 30-00 47th Avenue, Long Island City, NY 11101
Att: Investor Relations.

Corporate news releases, product information and other corporate information may be found on the Schick Technologies website at http://www.schicktech.com

Annual Meeting
The Annual Meeting of Shareholders will be held on Wednesday, September 22, 2004 at 10:00 a.m. at the Company's corporate headquarters. Schick Technologies' Common Stock is traded in the over-the-counter market under the symbol SCHK.

Stock Price
The following table sets forth, for the periods indicated, the high and low closing bid prices of the Company's Common Stock, as quoted on the over-the-counter Bulletin Board for each of the fiscal quarters during the years ended March 31, 2004 and 2003.

Fiscal Year Ended March 31, 2004	*High*	*Low*
First Quarter	$ 8.80	$ 4.30
Second Quarter	$ 8.58	$ 6.85
Third Quarter	$ 8.40	$ 6.50
Fourth Quarter	$ 12.15	$ 7.05

Fiscal Year Ended March 31, 2003	*High*	*Low*
First Quarter	$ 3.60	$ 2.10
Second Quarter	$ 3.01	$ 1.10
Third Quarter	$ 3.00	$ 1.78
Fourth Quarter	$ 4.75	$ 2.72

On August 3, 2004, the closing bid and asked prices per share of the Company's Common Stock, as quoted on the over-the-counter Bulletin Board, were $12.25 and $12.35 per share, respectively. Such prices represent quotations between dealers without dealer mark-up, markdown or commission, and may not represent actual transactions. On June 10, 2004, there were one hundred seventy-one (171) holders of record of the Company's Common Stock. However, the Company believes that the number of beneficial owners of such stock is substantially higher.


schick
Wireless

schick The future is here.

schick The future is here.

SCHICK TECHNOLOGIES, INC.
30-00 47th Avenue, Long Island City, NY 11101
(718)-937-5765
www.schicktech.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from ___________ to ___________

Commission file number 000-22673

SCHICK TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**11-3374812**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

30-00 47th Avenue, Long Island City, NY 11101
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (718) 937-5765

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:
Common stock, par value $.01 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).

Yes ☐ No ☒

The aggregate market value of Common Stock held by non-affiliates of the registrant as of September 30, 2003, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $57,888,985. Such aggregate market value is computed by reference to the closing sale price of the Common Stock on such date.

As of June 10, 2004, the number of shares outstanding of the Registrant's Common Stock, par value $.01 per share, was 15,028,793

DOCUMENTS INCORPORATED BY REFERENCE:

NONE

Table of Contents

FORWARD-LOOKING STATEMENTS

This Form 10-K Annual Report contains forward-looking statements that involve risk and uncertainties. All statements, other than statements of historical facts, included in this Annual Report regarding the Company, its financial position, products, business strategy and plans and objectives of management of the Company for future operations, are forward-looking statements. When used in this Annual Report, words such as "anticipate," "believe," "estimate," "expect," "intend," "objectives," "plans" and similar expressions, or the negatives thereof or variations thereon or comparable terminology as they relate to the Company, its products or its management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company's management, as well as assumptions made by and information currently available to the Company's management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of various factors, including, but not limited to, those contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report and the "Risk Factors" set forth in Exhibit 99.1 to this Annual Report. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this paragraph.

PART I

ITEM 1. BUSINESS

Schick Technologies, Inc. (the "Company") designs, develops and manufactures innovative digital radiographic imaging systems and devices, which are based on proprietary digital imaging technologies, for the dental and medical markets.

In the field of dentistry, the Company offers an integrated filmless solution for the dental professional. The Company's major products include:

(i) the CDR® (computed dental radiography) imaging system;
(ii) Dental Imaging Software;
(iii) CDR Wireless™;
(iv) USBCam™;
(v) CDRPan®; and
(vi) CDRPanX™.

The CDR® system, which has become a leading product in the field over the past decade, uses an intra-oral sensor to produce instant, full size, high-resolution dental x-ray images on a color computer monitor without the use of film or the need for chemical development. Additionally, CDR® dramatically reduces the radiation dose to which a patient may be exposed — by up to 80% as compared with conventional x-ray film. CDR Wireless™, introduced in February 2003, is an innovative wireless instant digital dental x-ray system that combines all of the advantages of digital radiography with greater flexibility and ease of placement. The USBCam™, the first intra-oral dental camera to provide full motion video via a standard USB port, was introduced by the Company in July 2002. It fully integrates with the CDR® system and eliminates the need for camera power supplies and video capture cards. CDRPan®, sold since September 1999, eliminates the need for x-ray film in panoramic dental diagnostic procedures and can be easily retrofitted onto existing panoramic dental x-ray machines. CDRPanX™ introduced by the Company in November 2003, is an integrated digital panoramic device, which allows for fully digital panoramic dental diagnostic procedures.

In addition, the Company is developing other products and devices for the dental field, as well as updated versions of its current products.

In the field of medical radiography, the Company manufactures and sells the accuDEXA® bone densitometer, a low-cost and easy-to-operate device for the assessment of bone mineral density and fracture risk.

The Company's core products are based primarily on its proprietary active-pixel sensor ("APS") imaging technology. In addition, certain of the Company's products are based upon its proprietary enhanced charged-coupled-device ("CCD") imaging technology. APS allows the fabrication of large-area imaging devices with high resolution at a fraction of the cost of traditional technologies. APS technology, developed by the California Institute of Technology and initially licensed to Photobit Corporation, is licensed to Micron Technology, Inc.; it is sublicensed to the Company for a broad range of health care applications.

The Company's objective is to be the leading provider of innovative, high resolution, cost effective digital radiography products. The Company plans to leverage its technological advantage in the digital imaging field to penetrate a broad range of diagnostic imaging markets. The Company believes that its proprietary technologies and expertise in electronics, imaging software and advanced packaging may enable it to compete successfully in these markets. Key elements of the Company's strategy include (i) expanding market leadership in dental digital radiography; (ii) enhancing the Company's international distribution channels; and (iii) broadening the Company's product offerings.

The Company's business was founded in 1992 and it was incorporated in Delaware in 1997. On July 7, 1997, the Company completed an initial public offering of its Common Stock. Proceeds to the Company after expenses of the offering were approximately $33,508,000.

Under generally accepted accounting principles, the Company operates in one reportable segment: digital radiographic imaging systems. Note 1 to the Company's Consolidated Financial Statements summarizes, by percentage, the Company's revenues from its principal products.

The Company's offices are located at 30-00 47th Avenue, Long Island City, New York 11101. The Company's telephone number is (718) 937-5765, and its website address is http://www.schicktech.com.

PRODUCTS / INDUSTRY

Digital Imaging

X-ray imaging, or radiography, is widely used as a basic diagnostic technique in a broad range of medical applications. To produce a conventional radiograph, a film cassette is placed behind the anatomy to be imaged. A generator, which produces high-energy photons known as x-rays, is positioned opposite the film cassette. The transmitted x-rays pass through soft tissue, such as skin and muscle, and are absorbed by harder substances, such as bone. These x-rays then form a latent image upon the film. After exposure, the film is passed through a series of chemicals and then dried.

Film, however, has certain inherent limitations, including the time, operating expense, inconvenience and uncertainty associated with film processing, as well as the cost of disposal of waste chemicals and the need for compliance with environmental regulations. Furthermore, the radiation dosage levels required to assure adequate image quality in conventional film may raise concerns regarding the health risks associated with exposure to radiation. Also, conventional film images cannot be electronically retrieved from patient records or electronically transmitted to health care providers or insurance carriers at remote locations, a capability which has become increasingly important in today's managed care environment. While certain x-ray scanning systems can convert x-rays into digital form, they add to the time and expense associated with the use of conventional film and do not eliminate the drawbacks of film processing.

Digital radiography products have been developed to overcome the limitations of conventional film. These systems replace the conventional film cassette with an electronic receptor which directly converts the incident x-rays to digital images.

Dental Imaging

In contrast to physicians, who often operate within highly-specialized fields, dentists typically perform their own radiology work. They utilize a significant volume of radiographic products and operate a substantial quantity of radiographic equipment. The Company believes that there is a potential market for approximately 1.1 million digital dental radiography devices worldwide. According to the American Dental Association, there are approximately 150,000 practicing dentists in the United States. The Company believes that each of them, on average, operates 2.5 radiological units, creating a potential market of 375,000 digital dental radiography devices in the United States. In addition, the Company believes that there are approximately 600,000 practicing dentists in the world's major healthcare markets outside of the United States and that each of them, on average, operates 1.25 radiological units, creating a potential market of 750,000 additional devices. According to a survey of United States dentists, reported in Dental Products Report in November 2003, the market penetration for digital dental radiography devices among the survey respondents was 17.1%.

The Company believes that dentists have a particularly strong motivation to adopt digital radiography. Radiographic examinations are an integral part of routine dental checkups and the dentist is directly involved in the film development process. The use of digital radiography eliminates delays in film processing, thus increasing the dentist's potential revenue stream and efficiency, and reduces overhead expenses. The use of digital radiography also allows dentists to more effectively communicate diagnoses and treatment plans to patients and to easily store and display patients' previous dental x-ray images, which the Company believes have the potential to increase the rate of patients' treatment acceptance and resulting revenues. Finally, the radiation dosage required to produce an intra-oral dental x-ray, which is high when compared with other medical radiographs, can be reduced by up to 80% through the use of digital radiography.

The Company's principal revenue-generating product is its CDR® computed dental radiography imaging system. The Company's CDR® system is easy to operate and can be used with any dental x-ray generator. To produce a digital x-ray image using CDR®, the dentist selects an intra-oral sensor of suitable size and places it in the patient's mouth. The sensor converts the x-rays into a digital image that is displayed on the computer monitor within five seconds and automatically stored as part of the patient's clinical records. CDR® system software allows the dentist to perform a variety of advanced diagnostic operations on the image. The sensor can then be repositioned for the next x-ray. As the x-ray dose is significantly lower than that required for conventional x-ray film, concern over the potential health risk posed by multiple x-ray exposures is greatly diminished. The process is easy and intuitive, enabling nearly any member of the dental staff to operate the CDR® system with minimal training.

The Company manufactures wired digital sensors in three sizes which correspond to the three standard sizes of conventional dental x-ray film. Size 0 nominally measures 31 x 22.5 x 5.3mm and is designed for pediatric use; size 1 nominally measures 37.7 x 25 x 5.3mm and is designed for taking anterior dental images; and size 2 nominally measures 43.5 x 30.6 x 5.3mm and is designed for taking bitewing images. All of the Company's CDR® sensors can be disinfected using cold solutions or gas. The typical CDR® configuration includes a computer, display monitor, size 2 digital sensor, imaging software and a USB remote module.

In February 2003, the Company announced the introduction of CDR Wireless™, which the Company believes to have been the world's first wireless instant dental x-ray system. It allows dentists to produce high-quality instant radiographs with low radiation dosage and without the need for a cable between the intra-oral sensor and computer. The Company currently manufactures Size 1 and Size 2 wireless sensors. The Size 1 sensor nominally measures 37.7 x 25 x 6.6mm and the Size 2 sensor nominally measures 43.5 x 30.6 x 5.3mm.

The Company began selling its intra-oral camera, the CDRCam®, in early 1997 and a redesigned version, the CDRCam 2000, in November 1999. In April 2002, the Company introduced the USBCam™, an innovative intra-oral camera which fully integrates with the CDR® system to provide color video images of the structures of the mouth. The Company believes that the USBCam™ was the world's first intra-oral camera with a direct USB interface. Since their introduction in 1991, intra-oral cameras have become widely accepted in dentistry as a diagnostic, communication and presentation tool.

In March 1999, the Company commenced the sale of its digital panoramic imaging device, the CDRPan®. This device, which is designed to be retrofitted into conventional panoramic dental x-ray machines, replaces film with electronic sensors and a computer. This obviates the need for film and provides instantaneous images, thus offering substantial savings in terms of time and costs. Additionally, the CDRPan® easily integrates with practice management and other computer software applications. An integrated digital panoramic machine, marketed under the CDRPanX™ name, was introduced by the Company in November 2003. It is a stand-alone device that performs digital panoramic imaging for use in dentistry and maxillofacial surgery. The CDRPanX™ is currently sold abroad; the Company plans to introduce this product to the U.S. market during fiscal 2005.

Bone Mineral Density / Fracture Risk Assessment

Assessment of bone mineral density ("BMD") is an essential component in the diagnosis and monitoring of osteoporosis. Osteoporosis is a disease that causes progressive loss of bone mass which, in serious cases, may result in bone fractures and even death. Until recently, osteoporosis was considered neither treatable nor preventable. Because recognized treatments are now available and because osteoporosis may be preventable if detected in its early stages, the demand for BMD diagnostic equipment has significantly increased. The Company's accuDEXA® device is an innovative BMD assessment device used to assist doctors in the diagnosis of low bone density and prediction of fracture risk. The Company believes that this low-cost and precise diagnostic tool assesses BMD more quickly and easily than any comparable product currently on the market, while using a minimal radiation dosage. It is a point-of-treatment tool, designed for use by primary care physicians as part of a patient's physical examination where indicated. In December 1997, the Company received clearance from the United States Food and Drug Administration ("FDA") for marketing the accuDEXA® as a BMD assessment device; in June, 1998 and May 2000, the FDA granted the Company additional clearances for its marketing of the accuDEXA®, respectively, as a predictor of fracture risk and to further clarify issues regarding the collection of the normative database.

Based on APS technology, accuDEXA® is a small self-contained unit capable of instantly assessing the BMD of a specific portion of the patient's hand, a relative indicator of BMD elsewhere in the body. This device is the first BMD assessment instrument that is virtually automatic, requiring little operator intervention or interfacing other than the entry of relevant patient data into a built-in touch sensitive LCD screen. The device requires no external x-ray generator or computer and it exposes the patient to less than 1% of the radiation of a single conventional chest x-ray. To perform a test using the accuDEXA®, the patient places his or her hand into position and, upon activation by the operator, the device automatically emits two low-dosage x-ray pulses. The patient's bone density and fracture risk information is displayed on the screen in less than 30 seconds.

MANUFACTURING

The Company's manufacturing facility is located at its headquarters in Long Island City, New York. This facility is subject to periodic inspection by the FDA. The Company assembles its CDR® sensors, CDRPan® and CDRPanX™ sensors, USBCam™ intra-oral cameras and accuDEXA® bone densitometers at this manufacturing facility. The Company outsources the assembly of certain subassemblies, such as printed circuit boards, plastics and cables, but performs the majority of the final assembly and testing process at its manufacturing facility.

The Company purchases components for its products from a number of outside vendors. While the Company strives to maintain multiple sources of supply for each component, certain highly specialized components, including semiconductor wafers used in the assembly of sensors, are primarily provided by a single supplier. In these cases, the Company strives to maintain sufficient inventory so as to provide extra time in which to locate an acceptable alternate supplier in the event of a supply interruption. The Company believes that it would be able to locate an acceptable alternate supplier in such event; however, the need to replace a supplier could cause a disruption in the Company's ability to timely deliver its products or increase the Company's costs.

The Company's quality assurance program includes various quality control measures, from inspection of raw materials, purchased parts and assemblies through in-process and final inspection, and conforms to the guidelines of the International Quality Standard, ISO 9001. In August 1998, the Company was granted ISO 9001 certification and, in September 2003, was granted ISO 9001:2000 certification. Since August 1998, the Company has been subject to semi-annual audits to evaluate its eligibility to maintain such certification.

DEPENDENCE ON CUSTOMERS

During fiscal 2004, 2003 and 2002, respectively, North American sales of approximately $21.6 million or 55% of total annual sales, $15.4 million or 52% of total annual sales and $9.9 million or 41% of total annual sales, were made to Patterson Dental Company. During fiscal 2004, 2003 and 2002 respectively, sales of approximately $9.9 million, $6.2 million and $6.2 million were made to international customers.

PATENTS, TRADE SECRETS AND PROPRIETARY RIGHTS

The Company seeks to protect its intellectual property through a combination of patent, trademark and trade secret protection. The Company's future success will depend in part on its ability to obtain and enforce patents for its products and processes, preserve its trade secrets and operate without infringing the proprietary rights of others.

Patents

The Company has an active corporate patent program, the goal of which is to secure patent protection for its technology. The Company currently has issued United States patents for an `Intra-Oral Sensor For Computer Aided Radiography', U.S. Patent No. 5,434,418, which expires on October 16, 2012; a `Large Area Image Detector', U.S. Patent No. 5,834,782, which expires on November 20, 2016; a `Method and Apparatus for Measuring Bone Density', U.S. Patent No. 5,852,647, which expires on September 24, 2017; an `Apparatus for Measuring Bone Density Using Active Pixel Sensors', U.S. Patent No. 5,898,753, which expires on June 6, 2017; a `Dental Imaging System with Lamps and Method', U.S. Patent No. 5,908,294, which expires on June 12, 2017; an `X-ray Detection System Using Active Pixel Sensors', U.S. Patent No. 5,912,942, which expires on June 6, 2017; a `Dental Imaging System with White Balance Compensation', U.S. Patent No. 6,002,424, which expires on June 12, 2017; `Dental Radiography Using an Intraoral Linear Array Sensor,' U.S. Patent No. 5,995,583, which expires on November 13, 2016; a `Method for Reading Out Data from an X-Ray Detector,' U.S. Patent No. 6,069,935, which expires on November 2, 2018; and a `Filmless Dental Radiography System Using Universal Serial Bus Port', U.S. Patent No. 6,134,298, which expires on August 7, 2018. In addition, the Company is the licensee of U.S. Patent No. 5,179,579, for a `Radiograph Display System with Anatomical Icon for Selecting Digitized Stored Images', under a worldwide, non-exclusive, fully paid license. The Company also has ten U.S. patent applications currently pending. The Company also seeks foreign patent protection when it deems it to be warranted.

The Company is the exclusive sub-licensee for use in medical radiography applications of certain patents, patent applications and other know-how (collectively, the "Intellectual Property") related to complementary metal oxide semiconductor ("CMOS") active pixel sensor technology (the "APS Technology"), which was developed by the California Institute of Technology and licensed to Photobit Corp. from which the Company obtained its sub-license. Photobit was subsequently acquired by Micron Technology, Inc., which continues to sublicense the CMOS Intellectual Property to the Company. The Company's exclusive rights to such technology are subject to government rights to use, noncommercial educational and research rights to use by California Institute of Technology and the Jet Propulsion Laboratory, and the right of a third party to obtain a nonexclusive license from the California Institute of Technology with respect to such technology. The Company believes that, except for such third party's exercise of its right to obtain a nonexclusive license to use APS Technology in a field other than medical radiography, none of the foregoing parties have given notice of their exercise of any of their respective rights to the APS Technology. There can be no assurance that this will continue to be the case, and any such exercise could have a material adverse effect on the Company. Additionally, the agreement between the Company and Photobit Corporation required, among other things, that the Company use all commercially reasonable efforts to timely introduce, improve and market and distribute licensed products in various fields. The Company has not introduced licensed products in certain of these fields, and there can be no assurance that the Company will do so in the future. Such failure to introduce licensed products could result in a termination or modification of the Company's rights with respect to the fields in which it has not introduced licensed products, but should not affect the Company's rights with respect to the fields in which it has introduced licensed products.

Trademarks

The Company has obtained trademark registrations from the United States Patent and Trademark Office for the marks (i) "CDR" for its digital dental radiography product; (ii) "CDRCam" (both textual and stylized) for its intra-oral camera (iii) "QuickZoom" (both textual and stylized) for a viewing feature in its digital dental radiography product; (iv) "accuDEXA" for its BMD assessment product; and (v) "CDRPan" for its panoramic digital dental radiography product. In addition, the Company has a pending trademark application as well as common law trademark rights in several other names it uses commercially in connection with its products.

Trade Secrets

In addition to patent protection, the Company owns trade secrets and proprietary know-how which it seeks to protect, in part, through appropriate Non-Disclosure, Non-Solicitation, Non-Competition and Inventions Agreements, and, to a limited degree, employment agreements with appropriate individuals. These agreements generally provide that all confidential information developed by or made known to the individual by the Company during the course of the individual's relationship with the Company is the property of the Company, and is to be kept confidential and not disclosed to third parties, except in specific limited circumstances. The agreements also generally provide that all inventions conceived by the individual in the course of rendering services to the Company shall be the exclusive property of the Company. However, there can be no assurances that these agreements will not be breached, that the Company would have adequate remedies available for any breach or that the Company's trade secrets will not otherwise become known to, or independently developed by, its competitors.

GOVERNMENT REGULATION

Products that the Company is currently developing or may develop in the future are likely to require certain forms of governmental clearance, including, but not limited to, marketing clearance by the United States Food and Drug Administration (the "FDA"). The FDA review process typically requires extended proceedings pertaining to product safety and efficacy. The Company believes that its future success will depend to a large degree upon commercial sales of improved versions of its current products and sales of new products; the Company will not be able to market such products in the United States without FDA marketing clearance. There can be no assurance that any products developed by the Company in the future will be given clearance by applicable governmental authorities or that additional regulations will not be adopted or current regulations amended in such a manner as to adversely affect the Company.

Pursuant to the Federal Food, Drug and Cosmetic Act, as amended (the "FD&C Act"), the FDA classifies medical devices intended for human use into three classes: Class I, Class II, and Class III. In general, Class I devices are products for which the FDA determines that safety and effectiveness can be reasonably assured by general controls under the FD&C Act relating to such matters as adulteration, misbranding, registration, notification, records and reports. The USBCam™ is a Class I device.

Class II devices are products for which the FDA determines that general controls are insufficient to provide a reasonable assurance of safety and effectiveness, and that require special controls such as promulgation of performance standards, post-market surveillance, patient registries or such other actions as the FDA deems necessary. The CDR® system, CDRPan®, CDRPanX™ and accuDEXA® have been classified as Class II devices.

Class III devices are devices for which the FDA has insufficient information to conclude that either general controls or special controls would be sufficient to assure safety and effectiveness, and which are life-supporting, life-sustaining, of substantial importance in preventing impairment of human health, or present a potential unreasonable risk of illness or injury. Devices in this class require pre-market approval, as described below. None of the Company's existing products are in the Class III category.

The FD&C Act further provides that, unless exempted by regulation, medical devices may not be commercially distributed in the United States unless they have been cleared by the FDA. There are two review procedures by which medical devices can receive such clearance. Some products may qualify for clearance under a Section 510(k) procedure, in which the manufacturer submits to the FDA a pre-market notification that it intends to begin marketing the product, and shows that the product is substantially equivalent to another legally marketed product (i.e., that it has the same intended use and that it is as safe and effective as a legally marketed device, and does not raise different questions of safety and effectiveness than does a legally marketed device). In some cases, the 510(k) notification must include data from human clinical studies.

Marketing may commence once the FDA issues a clearance letter finding such substantial equivalence. According to FDA regulations, the agency has 90 days in which to respond to a 510(k) notification. There can be no assurance, however, that the FDA will provide a timely response, or that it will reach a finding of substantial equivalence.

If a product does not qualify for the 510(k) procedure (either because it is not substantially equivalent to a legally marketed device or because it is a Class III device), the FDA must approve a Pre-Market Approval ("PMA") application before marketing can begin. PMA applications must demonstrate, among other things, that the medical device is safe and effective. A PMA application is typically a complex submission that includes the results of clinical studies. Preparation of such an application is a detailed and time-consuming process. Once a PMA application has been submitted, the FDA's review process may be lengthy and include requests for additional data. By statute and regulation, the FDA may take 180 days to review a PMA application, although such time may be extended. Furthermore, there can be no assurance that the FDA will approve a PMA application.

In January 1994, the FDA cleared the Company's 510(k) application for general use and marketing of the CDR® system, and in October 2002, cleared the Company's expanded 510(k) application for the CDR wireless product. In November 1996, the FDA cleared the Company's 510(k) application for general use and marketing of the USBCam™. In December 1997, the FDA cleared the Company's 510(k) application for general use and marketing of accuDEXA®. The FDA granted the Company additional clearances in connection with the accuDEXA®, on June 4, 1998, to market accuDEXA® as a predictor of fracture risk, and on May 26, 2000, to further clarify issues regarding the collection of the normative database. In December 1998 and May 2003, the FDA cleared the Company's 510(k) applications for CDRPan® and CDRPanX™, respectively.

In addition to the requirements described above, the FD&C Act requires that all medical device manufacturers and distributors register with the FDA annually and provide the FDA with a list of those medical devices which they distribute commercially. The FD&C Act also requires that all manufacturers of medical devices comply with labeling requirements and manufacture their products and maintain their documents in a prescribed manner with respect to manufacturing, testing, and quality control activities. The FDA's Medical Device Reporting regulation subjects medical devices to post-market reporting requirements for death or serious injury, and for certain malfunctions that would be likely to cause or contribute to a death or serious injury if malfunction were to recur. In addition, the FDA prohibits a device which has received marketing clearance from being marketed for applications for which marketing clearance has not been obtained. Furthermore, the FDA generally requires that medical devices not cleared for marketing in the United States receive FDA marketing clearance before they are exported, unless an export certification has been granted.

The Company must obtain certain approvals by and marketing clearances from governmental authorities, including the FDA and similar health authorities in foreign countries, to market and sell its products in those countries. The FDA regulates the marketing, manufacturing, labeling, packaging, advertising, sale and distribution of "medical devices", as do various foreign authorities in their respective jurisdictions. The FDA enforces additional regulations regarding the safety of equipment utilizing x-rays. Various states also impose similar regulations.

The FDA review process typically requires extended proceedings pertaining to the safety and efficacy of new products. A 510(k) application is required in order to market a new or modified medical device. If specifically required by the FDA, a pre-market approval ("PMA") may be necessary. Such proceedings, which must be completed prior to marketing a new medical device, are potentially expensive and time consuming. They may delay or hinder a product's timely entry into the marketplace. Moreover, there can be no assurance that the review or approval process for these products by the FDA or any other applicable governmental authorities will occur in a timely fashion, if at all, or that additional regulations will not be adopted or current regulations amended in such a manner as will adversely affect the Company. The FDA also regulates the content of advertising and marketing materials relating to medical devices. Failure to comply with such regulations may result in a delay in obtaining approval for the marketing of such products or the withdrawal of such approval if previously obtained.

The Company is currently developing new products for the dental and medical markets. The Company expects to file 510(k) applications with the FDA in connection with its future products. There can be no assurance that the Company will file such 510(k) applications and/or will obtain pre-market clearance for any future products, or that in order to obtain 510(k) clearance, the Company will not be required to submit additional data or meet additional FDA requirements that may substantially delay the 510(k) process and result in substantial additional expense. Moreover, such pre-market clearance, if obtained, may be subject to conditions on marketing or manufacturing, which could impede the Company's ability to manufacture and/or market the product. If the Company is unable to obtain regulatory approval for and market new products and enhancements to existing products, it will have a material adverse effect on the Company.

The Company's CDR® wireless product complies with the relevant technical standards established by the U.S. Federal Communications Commission ("FCC"), as set forth in FCC Rule 15.249. CDR wireless is not subject to any wireless or transmission licensing requirements.

Failure to comply with applicable regulatory requirements can, among other consequences, result in fines, injunctions, civil penalties, suspensions or loss of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. In addition, governmental regulations may be established that could prevent or delay regulatory clearance of the Company's products. Delays in receipt of clearance, failure to receive clearance or the loss of previously received clearance would have a material adverse effect on the Company's business, financial condition and results of operations.

In addition to laws and regulations discussed above, the Company is subject to government regulations applicable to all businesses, including, among others, regulations related to occupational health and safety, workers' benefits and environmental protection. The extent of government regulation that might result from any future legislation or administrative action cannot be accurately predicted. Failure to comply with regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations.

Distribution of the Company's products in countries other than the United States may be subject to regulations in those countries. These regulations vary significantly from country to country; the Company typically relies on its independent distributors in such foreign countries to obtain the requisite regulatory approvals.

The Company's products bear the "CE Mark," a European Union symbol of compliance with quality assurance standards and with the European Union's Medical Device Directive ("MDD"). In order to market the Company's products in the member countries of the European Union, it is necessary that those products conform to these standards and the MDD. It is also necessary that the Company's products comply with any revisions which may be made to the standards or the MDD. To date, the Company has maintained such compliance.

The Company has developed and implemented a quality assurance program in accordance with the guidelines of the International Quality Standard, ISO 9001. In August 1998, the Company was granted ISO 9001 certification. The Company's current products also comply with the requirements for the "U.L." 2601-1 (U.S.A.) and "CSA" C22.2 No. 601-1 (Canada) standards and bear the "ETL" mark indicating such compliance.

PRODUCT LIABILITY INSURANCE

The Company is subject to the risk of product liability and other liability claims in the event that the use of its products results in personal injury or other claims. Although the Company has not experienced any product liability claims to date, any such claims could have an adverse impact on the Company. The Company maintains insurance coverage related to product liability claims, but there can be no assurance that product liability or other claims will not exceed its insurance coverage limits, or that such insurance will continue to be maintained or that it will be available on commercially acceptable terms, or at all.

RESEARCH AND DEVELOPMENT

During fiscal 2004, 2003 and 2002, research and development expenses were $3.3, $2.6 and $2.2 million, respectively.

BACKLOG

The backlog of orders was approximately $0.8 million at June 10, 2004 and $0.5 million at each of June 3, 2003 and June 1, 2002, respectively. Such figures include approximately $0.4 million, $0.2 million, and $0.4 million of orders on hold pending credit approval at June 3, 2004, June 3, 2003 and June 1, 2002, respectively. Orders included in backlog may generally be cancelled or rescheduled by customers without significant penalty.

EMPLOYEES

As of June 10, 2004, the Company had 133 full-time employees, engaged in the following capacities: sales and marketing (40); general and administrative (32); operations (37); and research and development (24). The Company believes that its relations with its employees are good. No Company employees are represented by a labor union or are subject to a collective bargaining agreement, nor has the Company experienced any work stoppages due to labor disputes.

SALES AND MARKETING

Dental Products

In April 2000, the Company and Patterson Dental Company ("Patterson") entered into an exclusive distribution agreement covering the United States and Canada; as of May 1, 2000, the Company began marketing and selling its CDR® dental products in the United States and Canada through Patterson. The Company believes that Patterson is one of the largest distributors of dental products in North America, with more than 1,200 field sales personnel in the U.S. and Canada. In addition, the Company has an in-house sales program that focuses on universities and continuing education programs. As of March 31, 2004, CDR® had been sold to 47 of the 55 dental schools in the United States. The Company also employs a government sales program to sell directly to the Armed Services, Veterans Administration hospitals, United States Public Health Service and other government-sponsored health institutions.

The Company currently has 16 area sales manager ("ASM") territories located throughout the United States and one in Canada to interface with and assist Patterson in its sales effort; two individuals manage the ASM staff. In addition, a sales and marketing support staff of seven, based at the Company's offices in New York and at other locations throughout the United States, supports the sales managers and the ASMs by planning events and product seminars and developing promotional and marketing materials.

In the international market, the Company sells the CDR® system via independent regional distributors. There are currently approximately 65 independent CDR® dealers, covering about 57 countries. A dedicated in-house staff, as well as four individuals based in Europe, Asia and Latin America, provide the foreign distributors with materials, sales support, technical assistance and training, both in New York and abroad.

The Company's goal is to develop and introduce new technologies and products while maintaining market leadership in our core domestic business, strengthening and expanding our international distribution network and securing as many productive sales channels as possible.

BMD / Fracture Risk Assessment

The Company currently sells the accuDEXA® primarily through a network of manufacturer representatives. To date, accuDEXA® sales have taken place primarily within the United States, with a relatively small number of sales abroad. The primary end-users for accuDEXA® are primary care physicians, including OB/GYN practices, and osteopathic and geriatric specialists.

COMPETITION

Competition relating to the Company's current products is intense and includes various companies, both within and outside of the United States. Many of the Company's competitors are large companies with financial, sales and marketing, and other resources that are substantially greater than those of the Company. In addition, there can be no assurance that the Company's competitors are not currently developing, or will not attempt to develop, technologies and products that are more effective than those of the Company or that would otherwise render the Company's products obsolete or noncompetitive. No assurance can be given that the Company will be able to compete successfully.

Dental Products

A number of companies currently sell intra-oral digital dental sensors under various brand names. These include Eastman Kodak Co. ("Trophy"), Gendex Dental Systems ("DenOptix"), Dentrix Dental Systems, Inc. ("ImageRay"), Provisions Dental Systems, Inc. ("Dexis"), Sirona Dental Systems ("Sidexis") and Suni Imaging, Inc. In addition, Gendex, Air Techniques and Soredex Corporation sell storage-phosphor based intra-oral dental systems. The Company believes that its CDR system has thus far competed successfully against other products. If other companies enter the digital radiography field, it may result in a significantly more competitive market in the future. Several companies are involved in the manufacture and sale of intra-oral cameras, including Gendex, Henry Schein, Inc., Digital Doc and Air Techniques. Several companies, including Kodak, Sirona, Signet, Instrumentarium Imaging and Planmeca, manufacture digital panoramic dental devices.

BMD / Fracture Risk Assessment

Two other companies, GE Lunar Corporation and Cooper-Surgical, Inc., are currently marketing peripheral dual-X-Ray-absorptiometry (DXA) BMD densitometers. Several companies including GE Lunar, Hologic, Inc., Sunlight, Inc. and Norland are marketing peripheral ultrasound devices. A number of other companies market other devices including ones that assess hand densitometry. Two companies, Ostex International Inc. and Quidel Corp., Inc., have developed biochemical markers which indicate the rate at which the body is resorbing (i.e., breaking down) bone.

ITEM 2. PROPERTIES

The Company presently leases approximately 50,000 square feet of space in Long Island City, New York. That lease expires in June 2007. The leased space houses our executive offices, sales and marketing headquarters, research and development laboratories and production and shipping facilities. The Company believes that such space will be adequate for its needs for the foreseeable future and that, if such space proves to be inadequate, it will be able to procure additional or replacement space that will be adequate for its needs.

ITEM 3. LEGAL PROCEEDINGS

The Company and/or certain of its officers and former officers, are involved in the matters described below:

In August 1999, the Company, through its outside counsel, contacted the Division of Enforcement of the Securities and Exchange Commission ("SEC") to advise it of certain matters related to the Company's restatement of earnings for interim periods of fiscal 1999. Subsequent thereto, the SEC requested the voluntary production of certain documents and the Company provided the SEC with the requested materials. On August 17, 2000 and April 30, 2003, the SEC served subpoenas upon the Company, pursuant to a formal order of investigation, requiring the production of certain documents. The Company timely provided the SEC with the subpoenaed materials. The Company has been informed that since January 2002 the SEC and/or the United States Attorney's Office for the Southern District of New York have served subpoenas upon and/or contacted certain individuals, including current and former officers and employees of the Company, and a current Director, in connection with this matter. On June 13, 2002, the Company was advised by counsel to David Schick, the Company's former chief executive officer, that the United States Attorney's Office for the Southern District of New York had notified such counsel that Mr. Schick was a target of the United States Attorney's investigation of this matter. The Company has cooperated with the SEC staff and U.S. Attorney's Office.

On November 14, 2003, the SEC filed a civil action in the United States District Court for the Eastern District of New York against the Company, its former chief executive officer, and its former vice president of sales & marketing. The SEC complaint alleges fraud, and books and records and reporting violations under Sections 10(b), 13(a) and 13(b)(2) of the Securities Exchange Act and various rules promulgated thereunder in connection with the financial statements included in the Company's reports on Form 10-Q for the quarters ended June 30, September 30 and December 31, 1998. The SEC complaint seeks to enjoin the Company from future violations of those provisions of the Exchange Act and the rules thereunder, as well as disgorgement of any ill-gotten gains, which the Company does not believe to be material in amount. With respect to the other defendants, the complaint seeks injunctive relief, civil penalties, disgorgement and an officer/director bar.

In September 2003, the Board of Directors appointed a Special Litigation Committee, consisting of Messrs. Blank (Chair), Hood, Landesman and Rocca, which has oversight responsibility and authority with respect to the SEC/U.S. Attorney matter. The Company promptly commenced discussions with the SEC's northeast regional office in an effort to resolve the complaint against the Company. There can be no assurance that those discussions will continue and/or will be successful. The Company will continue to incur significant legal fees and may incur indemnification costs. However, the Company believes that the magnitude of such expenditures will not adversely affect its ongoing business operations.

The Company cannot predict the potential outcome of these matters and their impact on the Company and, therefore, has made no provision relating to these matters in the accompanying consolidated financial statements.

The Company could become a party to a variety of legal actions (in addition to that referred to above), such as employment and employment discrimination-related suits, employee benefit claims, breach of contract actions, tort claims, shareholder suits, including securities fraud, and intellectual property related litigation. In addition, because of the nature of its business, the Company is subject to a variety of legal actions relating to its business operations. Recent court decisions and legislative activity may increase the Company's exposure for any of these types of claims. In some cases, substantial punitive damages could be sought. The Company currently has insurance coverage for some of these potential liabilities. Other potential liabilities may not be covered by insurance, insurers may dispute coverage, or the amount of insurance may not be sufficient to cover the damages awarded. In addition, certain types of damages, such as punitive damages, may not be covered by insurance and insurance coverage for all or certain forms of liability may become unavailable or prohibitively expensive in the future.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the quarter ended March 31, 2004.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Since January 30, 2002, the Company's Common Stock has been traded on the over-the-counter Bulletin Board under the symbol "SCHK".

The following table sets forth, for the periods indicated, the high and low bid prices of the Company's Common Stock as quoted on the over-the-counter Bulletin Board for each of the fiscal quarters during the years ended March 31, 2004 and 2003.

Fiscal Year Ended March 31, 2004	High	Low
First Quarter	$ 8.80	$ 4.30
Second Quarter	$ 8.58	$ 6.85
Third Quarter	$ 8.40	$ 6.50
Fourth Quarter	$ 12.15	$ 7.05

Fiscal Year Ended March 31, 2004	High	Low
First Quarter	$ 3.60	$ 2.10
Second Quarter	$ 3.01	$ 1.10
Third Quarter	$ 3.00	$ 1.78
Fourth Quarter	$ 4.75	$ 2.72

On June 10, 2004, the closing bid and asked prices per share of the Company's Common Stock, as quoted on the over-the-counter Bulletin Board, were $12.05 and $12.40 per share, respectively. Such prices represent quotations between dealers, without dealer mark-up, markdown or commission, and may not represent actual transactions. On June 10, 2004, there were one hundred seventy-one (171) holders of record of the Company's Common Stock. However, the Company believes that the number of beneficial owners of such stock is substantially higher.

To date, the Company has retained its earnings to finance the growth and development of the Company's business, and has not paid any dividends on its Common Stock. The Company may consider paying dividends in the future, but currently has no plans to do so. The payment of dividends is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements, financial condition and other relevant factors.

Equity Compensation Plan Information

The following table sets forth the following information, as of March 31, 2004, with respect to compensation plans (including individual compensation arrangements) under which equity securities of the Company are authorized for issuance: the number of securities to be issued upon the exercise of outstanding options, warrants and rights; the weighted-average exercise price of such options, warrants and rights; and, other than the securities to be issued upon the exercise of such options, warrants and rights, the number of securities remaining available for future issuance under the plan:

	(a)	(b)	(c)
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	2,124,264	$ 3.36	1,475,736
Equity compensation plans not approved by security holders	—	—	—
Total	2,124,264	$ 3.36	1,475,736

In addition to the options described in the table above, the Company has outstanding an aggregate of 847,500 warrants, exercisable at an initial exercise price of $0.75 per share, which are held by the Company's CEO, as assignee of Greystone Funding Corporation ("Greystone"). During fiscal 2004, Greystone exercised 4,802,500 warrants. Such warrants, which are described in Note 10 to the Company's Consolidated Financial Statements, were issued by the Company in connection with loan transactions.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data are derived from, and are qualified by reference to, the audited financial statements of the Company for the period indicated. The information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 and the Financial Statements included in Item 15 of this Report.

Schick Technologies, Inc.
Selected Financial Data

	Year ended March 31,				
	2004	2003	2002	2001	2000
	(in thousands, except per share data)				
Statement of Operations Data:					
Revenue, net	$ 39,393	$ 29,817	$ 24,399	$ 21,252	$ 21,989
Cost of sales	11,310	9,369	8,540	9,736	15,393
Excess and obsolete inventory	185	259	292	570	898
Total cost of sales	11,495	9,628	8,832	10,306	16,291
Gross profit	27,898	20,189	15,567	10,946	5,698
Operating expenses:					
Selling and marketing	6,118	5,911	5,291	5,314	7,636
General and administrative	6,291	5,041	4,148	4,161	7,339
Research and development	3,301	2,598	2,176	2,220	2,830
Bad debt expense (recovery)	105	—	(93)	(454)	—
Abandonment of leasehold	—	—	118	275	—
Total operating expenses	15,815	13,550	11,640	11,516	17,805
Income (loss) from operations	12,083	6,639	3,927	(570)	(12,107)
Total other income (expense)	109	(174)	(839)	(1,068)	(224)
Income (loss) before income taxes	12,192	6,465	3,088	(1,638)	(12,331)

	2004	2003	2002	2001	2000
	Year ended March 31, (in thousands, except per share data)				
Income tax benefit	5,917	5,360	—	—	—
Net income (loss)	$ 18,109	$ 11,825	$ 3,088	$ (1,638)	$ (12,331)
Basic earnings (loss) per share	$ 1.69	$ 1.17	$ 0.30	$ (0.16)	$ (1.23)
Diluted earnings (loss) per share	$ 1.07	$ 0.78	$ 0.26	$ (0.16)	$ (1.23)

	2004	2003	2002	2001	2000
	As at March 31,				
Balance Sheet Data:					
Cash and cash equivalents	$ 20,734	$ 7,100	$ 1,622	$ 2,167	$ 1,429
Working capital / (deficiency)	27,400	9,157	1,133	(1,586)	841
Total assets	42,743	22,610	11,957	12,646	16,290
Long-term obligations	—	—	2,039	4,080	6,938
Total liabilities	7,715	7,747	9,057	12,835	14,974
Retained earnings (accumulated deficit)	(9,748)	(27,857)	(39,682)	(42,770)	(41,132)
Stockholders' equity	35,028	14,863	2,900	(189)	1,316

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Report. This discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in "Results of Operations" in this Item and elsewhere in this Report. See "ITEM 1 — Business — Forward-Looking Statements" and Exhibit 99.1 to this Report.

Overview

The Company designs, develops and manufactures digital imaging systems for the worldwide dental and medical markets. In the field of dentistry, the Company currently manufactures and markets a variety of digital imaging products including an intra-oral digital radiography system (CDR® and CDR Wireless™), a digital panoramic radiography sensor (CDRPan®) and integrated device (CDRPanX™) and an intra-oral camera system (USBCam™). The Company has also developed a bone mineral density assessment device (accuDEXA®) to assist in the diagnosis and treatment of osteoporosis, which was introduced in December 1997. The Company's revenues during fiscal 2004 were derived primarily from sales of its CDR® system.

The Company records sales revenue upon shipment to international dealers and to end-users in the U.S. In the case of sales made by Patterson, revenue arising from inventory in Patterson's possession is recorded in deferred revenue, and revenue is recognized upon shipment from Patterson's distribution centers. Revenues from the sales of extended warranties are recognized on a straight-line basis over the life of the extended warranty, which is generally a one-year period. The Company utilizes Patterson as the exclusive distributor for sales of its dental products within the United States and Canada. The Company's accuDEXA® product is sold through a network of independent sales representatives in the United States. International sales are made primarily through a network of independent foreign distributors. In fiscal 2004, 2003, and 2002, sales to customers within the United States were approximately 75%, 78% and 75% of total revenues, respectively. The Company's international sales are made primarily to distributors in Europe and Asia. All of the Company's sales are primarily denominated in United States dollars.

Cost of sales consists of raw materials, manufacturing labor, facilities overhead, product support, and warranty costs. Excess and obsolete inventory expense relates to the overstocking or obsolescence of various dies and/or obsolete x-ray inventory that the Company may not use or otherwise salvage.

Operating expenses include selling and marketing expenses, general and administrative expenses and research and development expenses, and bad debt expense. Selling and marketing expenses consist of salaries and commissions, advertising, promotional and sales events and travel. General and administrative expenses include executive salaries, professional fees, facilities, overhead, accounting, human resources, and general office administration expenses. Research and development expenses are comprised of salaries, consulting fees, facilities overhead and testing materials used for basic scientific research and the development of new and improved products and their uses. Research and development costs are expensed as incurred. Bad debt expense is a result of product shipments that were determined to be uncollectible or not collected. Bad debt recovery is a result of the receipt, in cash, for shipments previously deemed uncollectible.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company to make estimates and assumptions that affect amounts reported in the accompanying consolidated financial statements and related footnotes. These estimates and assumptions are evaluated on an ongoing basis based on historical developments, market conditions, industry trends and other information the Company believes to be reasonable under the circumstances. There can be no assurance that actual results will conform to the Company's estimates and assumptions, and that reported results of operations will not be materially adversely affected by the need to make accounting adjustments to reflect changes in these estimates and assumptions from time to time. The following policies are those that the Company believes to be the most sensitive to estimates and judgments. The Company's significant accounting policies are more fully described in Note 1 to the consolidated statements.

Revenue recognition

The Company recognizes revenue when each of the following four criteria are met: 1) a contract or sales arrangement exists; 2) products have been shipped and title has been transferred or services have been rendered; 3) the price of the products or services is fixed or determinable; and 4) collectibility is reasonably assured. Revenues from sales of the Company's hardware and software products are recognized at the time of shipment to customers, and when no significant obligations exist and collectibility is probable. The Company provides its exclusive domestic distributor with a 30-day return policy but allows for an additional 15 days, and accordingly recognizes allowances for estimated returns pursuant to such policy at the time of shipment. Revenue from shipments to foreign customers is recognized at the time of shipment in accordance with foreign sales orders. With respect to products shipped to its exclusive domestic distributor, the Company defers revenue until Patterson ships such inventory from its distribution centers. Amounts received from customers in advance of product shipment are classified as deposits from customers. Revenues from the sale of extended warranties on the Company's products are recognized on a straight-line basis over the life of the extended warranty, which is generally a one-year period. Deferred revenues relate to extended warranty fees paid by customers prior to the performance of extended warranty services, to certain shipments to Patterson, as described above, and to the 90-day exchange program for CDR® wireless, as follows: Patterson instituted a policy permitting, under specific circumstances, the exchange of CDR® wireless products, sold after October 23, 2003, for wired CDR® products. This exchange is allowed for a period of 90 days from the date of installation in the event that external radio-frequency sources cause interference that cannot be resolved. Accordingly, the Company has deferred recognition of revenue related to Patterson's shipment of the CDR® wireless product until the foregoing 90-day period has elapsed.

Accounts receivable

The Company primarily sells on open credit terms to Patterson and to the U.S. Government, and upon signed purchase orders to hospitals and universities. The Company's international sales are generally prepaid, guaranteed by irrevocable letter of credit or underwritten by credit insurance. In a limited number of cases, international dealers are granted open credit terms. Warranty shipments are prepaid. Revenue from customers is subject to agreements allowing limited rights of return. Accordingly, the Company reduces revenue recognized for estimated future returns. The estimate of future returns is adjusted periodically based upon historical rates of return. The Company provides an allowance for doubtful accounts based upon its analysis of aged accounts receivable.

Inventories

Inventories are stated at the lower of cost or market. The cost of inventories is determined principally on the standard cost method for manufactured goods and on the average cost method for other inventories, each of which approximates actual cost on the first-in, first-out ("FIFO") method. The Company establishes reserves for inventory estimated to be obsolete, unmarketable or slow moving inventory equal to the difference between the cost of inventory and estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those anticipated or if changes in technology affect the Company's products, additional inventory reserves could be required.

Goodwill and other long-lived assets

Effective April 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and other Intangible Assets". This statement requires that the amortization of goodwill be discontinued and instead an annual impairment approach be applied. The impairment tests were performed upon adoption and are performed annually thereafter (or more often if adverse events occur) and will be based upon a fair value approach rather than an evaluation of undiscounted cash flows. If the asset has been impaired, the resulting charge reflects the excess of the asset's carrying value over the recalculated goodwill. Impairment tests performed in August 2002, March 2003 and March 2004 indicated that goodwill had not been impaired.

Other long-lived assets, such as patents and property and equipment, are amortized or depreciated over their estimated useful lives. These assets are reviewed for impairment whenever events or circumstances provide evidence that suggest that the carrying amount of the asset may not be recoverable, with impairment being based upon an evaluation of the identifiable undiscounted cash flows. If the asset has been impaired, the resulting charge reflects the excess of the asset's carrying cost over its fair value.

If market conditions become less favorable, future cash flows, the key variable in assessing the impairment of these assets, may decrease and as a result the Company may be required to recognize impairment charges.

Deferred tax asset and income taxes

Income taxes are determined in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), which requires recognition of deferred income tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income tax liabilities and assets are determined based on the difference between financial statements and tax bases of liabilities and assets using enacted tax rates in effect for the year in which the differences are expected to reverse. SFAS 109 also provides for the recognition of deferred tax assets if it is more likely than not that the assets will be realized in future years. Through March 31, 2003, a valuation allowance of $11.4 million was established for deferred tax assets for which it was not more likely than not that the deferred tax asset would be realized. During the year ended March 31, 2003 the Company reduced its valuation allowance by $5.8 million. At March 31, 2004, the Company reduced its valuation allowance by $6.6 million, to zero, because it determined that it was more likely than not that the total deferred tax would be realized. During fiscal 2004, 2003 and 2002, the Company's utilization of its net operating losses resulted in a reduction of current taxes in the amount of $4.8 million, $2.7 million and $1.5 million, respectively. In assessing the valuation allowance, the Company has considered future taxable income and ongoing tax planning strategies and has determined that it is more likely than not that the deferred tax asset will be realized. Changes in these circumstances, such as a decline in future taxable income, may result in the reestablishment of a valuation allowance.

Warranty obligations

Products sold are generally covered by a warranty against defects in material and workmanship for a period of one year. The Company accrues a warranty reserve for estimated costs to provide warranty services. The Company estimates costs to service warranty obligations based on historical experience and expectation of future conditions. To the extent the Company experiences increased warranty claim activity or increased costs associated with servicing those claims, warranty accrual will increase, resulting in decreased gross profit.

Stock-based compensation

Stock based compensation is accounted for under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the Company's option plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The Company determines the fair value of options issued based on the Black-Scholes model. The Black-Scholes model is based on certain assumptions including the expected life of the option, risk free interest rates, expected volatility and expected dividend yield.

Litigation and contingencies

The Company and its subsidiary are from time to time parties to lawsuits and regulatory administrative proceedings arising out of their respective operations. The Company records liabilities when a loss is probable and can reasonably be estimated. The Company believes it has estimated appropriately in the past; however court decisions and/or other unforeseen events could cause liabilities to be incurred in excess of estimates.

Contractual Obligations and Commercial Commitments

The following table summarizes contractual obligations and commercial commitments at March 31, 2004:

	PAYMENTS DUE BY PERIOD (in thousands)				
CONTRACTUAL OBLIGATIONS	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating leases	$ 1,655	$ 486	$ 1,032	$ 137	$ —
Employment agreements *	322	322	—	—	—
Purchase obligations	2,102	1,706	396	—	—
Total Contractual Cash Obligations	$ 4,079	$ 2,514	$ 1,428	$ 137	$ —

* Two employment agreements with Company executives, the current CEO and former CEO respectively, are included in this category. Both of these agreements were terminated in June 2004 upon the resignation of the former CEO and the appointment of the current CEO. See "Item 11— Executive Compensation — Employment Agreements and Termination of Employment Arrangements." In June 2004, the Company entered into a Consulting and Non-Competition Agreement with its former CEO, and employment agreements with its current CEO and with its Executive Vice-President of Sales and Marketing. These

agreements provide for aggregate cumulative payments of $2.5 million, consisting of $724 in fiscal 2005, $932 in fiscal 2006, $741 in fiscal 2007 and $144 in fiscal 2008.

Results Of Operations

The following table sets forth, for the fiscal years indicated, certain items from the Statement of Operations expressed as a percentage of net revenues:

	Year ended March 31,		
	2004	2003	2002
Revenue, net	100.0%	100.0%	100.0%
Cost of sales	28.7%	31.4%	35.0%
Excess and obsolete inventory	0.5%	0.9%	1.2%
Total cost of sales	29.2%	32.3%	36.2%
Gross profit	70.8%	67.7%	63.8%
Operating expenses:			
Selling and marketing	15.5%	19.8%	21.7%
General and administrative	16.0%	16.9%	17.0%
Research and development	8.4%	8.7%	8.9%
Bad debt expense (recovery)	0.3%	—	-0.4%
Abandonment of leasehold	—	—	0.5%
Total operating costs	40.1%	45.4%	47.7%
Operating income	30.7%	22.3%	16.1%
Other income (expense), net	0.3%	-0.6%	-3.4%
Income before tax benefit	30.9%	21.7%	12.7%
Income tax benefit, net	15.1%	18.0%	—
Net income	46.0%	39.7%	12.7%

Fiscal Year Ended March 31, 2004 as Compared to Fiscal Year Ended March 31, 2003

We design, manufacture and sell innovative digital products for the dental market. Our primary products are sensors that replace film in the x-ray process. Growing acceptance of these products have resulted in double-digit revenue growth in domestic and international markets. In fiscal 2004, we introduced the first digital wireless sensor and a fully integrated digital panoramic machine. Continued acceptance of these and other digital product is important to our success.

During fiscal 2004, Eastman Kodak Company entered the digital dental market when it acquired PracticeWorks, a practice management company with a digital sensor manufacturing and marketing subsidiary located in France. The entry of Kodak into the market did not adversely affect the Company's revenues or operating margins in fiscal 2004.

Domestic dental product revenues increased 30% to $23.9 million, or 61% of revenue. Foreign dental product revenues, principally from Europe and Asia, increased 64% to $9.8 million, or 25% of revenue. Management believes that continued improvement in the international distribution network and wider acceptance of the Company's products are the key elements of improving performance. The pace of our international revenue increase far exceeded the 15% decline in the value of the U.S. dollar during the year.

Operating expenses, with the exception of legal fees, which are principally related to the ongoing SEC/US attorney investigation and SEC civil action, declined as a percent of revenue as the Company leveraged its fixed expense advantage. After several years of increasingly profitable operations, the Company has reduced the reserve for deferred income taxes to zero and recorded a $6.6 million tax benefit at March 31, 2004.

Total revenue increased $9.6 million (32%) to $39.4 million in fiscal 2004 from $29.8 million in fiscal 2003. The revenue increase was due to higher sales of CDR® dental radiography products principally through expansion of sales through its exclusive domestic distributor, Patterson Dental Company ("Patterson") and through foreign distributors, principally in Europe and Asia. Total domestic revenues increased $5.8 million (24%) to $29.4 million (75% of revenue) from $23.6 million (79% of revenue) in fiscal 2003. Total international revenues increased $3.8 million (62%) to $9.9 million (25% of revenue) from $6.2 million (21% of revenue) in fiscal 2003.

CDR® product revenue increased $9.3 million (38%) to $33.7 million (86% of revenue) during fiscal 2004 from $24.4 million (82% of revenue) during fiscal 2003. AccuDEXA® product revenue was unchanged at $0.6 million (1% and 2% of revenue during fiscal 2004 and fiscal 2003, respectively). Warranty revenues increased $0.3 million (6%) to $5.1 million (13% of revenue) during fiscal 2004 from $4.8 million (16% of revenue) during fiscal 2003.

Patterson revenue amounted to 55% and 52% of total revenue in fiscal 2004 and 2003, respectively. No other individual customer exceeded 10% of total revenue. Overall sales returns remained under 0.5% of revenue in fiscal 2004 and 2003, respectively.

Total cost of sales for fiscal 2004 increased $1.8 million (19%) to $11.5 million (29% of revenue) from $9.7 million (32% of revenue) in fiscal 2003. The relative cost of sales declined as a result of the Company's improved operating efficiency. The Company leveraged fixed overhead over the increase in revenue while improved product mix resulted in higher margins. Additionally, product improvements resulted in an overall reduction of expense in support of its warranty obligations. The Company's provision for excess and obsolete inventory decreased to 0.5% of net revenue in fiscal 2004 from 0.9% in fiscal 2003.

Selling and marketing expense for fiscal 2004 increased $0.2 million (3%) to $6.1 million (16% of revenue) from $5.9 million (20% of revenue) in fiscal 2003. Increased sales and sales activities resulted in higher payroll and commission expenses.

General and administrative expense for fiscal 2004 increased $1.3 million (25%) to $6.3 million (16% of revenue) from $5.0 million (17% of revenue) in fiscal 2003. Increases are principally the result of legal fees incurred in connection with the SEC/US attorney investigation and other corporate business, other professional fees, a non-cash payroll charge, higher payroll expense, corporate governance costs and insurance expenses.

Research and development expense in fiscal 2004 increased $0.7 million (27%) to $3.3 million (8% of revenue) from $2.6 million (9% of revenue) in fiscal 2003. The increase is the result of higher payroll and research-materials expenses related to new and ongoing projects.

Interest expense in fiscal 2004 decreased $0.1 million (44%) to $0.2 million from $0.3 million in fiscal 2003 due to the Company's June 2003 prepayment of the outstanding balance of its loan from Greystone. The prepayment resulted in the write-off of $0.2 million of deferred interest expense in fiscal 2004. Interest income in fiscal 2004 increased $0.1million to $0.2 million as the Company increased investment in bank certificates of deposit.

During fiscal 2004, the Company reduced its deferred tax valuation allowance to zero and recorded a $6.6 million income tax benefit. The Company reduced the valuation allowance because it believes it is more likely than not that the net operating loss carryforward will be realized. During fiscal 2004, the Company's utilization of its net operating losses resulted in a reduction of current taxes in the amount of $4.8 million.

As a result of all of the foregoing items, the Company's net income in fiscal 2004 increased by $6.3 million (53%) to $18.1 million from $11.8 million in fiscal 2003.

Fiscal Year Ended March 31, 2003 as Compared to Fiscal Year Ended March 31, 2002

Net revenues increased $5.4 million (22%) to $29.8 million in fiscal 2003 from $24.4 million in fiscal 2002. The revenue increase was due to higher sales of CDR® dental radiography products principally through expansion of sales through its exclusive domestic distributor, Patterson Dental Company ("Patterson"). Domestic revenues increased $5.3 million (29%) to $23.6 million (79% of net revenue) from $18.3 million (75% of net revenue) in fiscal 2002. International sales increased $0.1 million (0.2%) to $6.2 million (21% of net revenue) from $6.1 million (25% of net revenue) in fiscal 2002.

CDR® product sales increased $5.9 million (32%) to $24.4 million (82% of total revenue) during fiscal 2003 from $18.5 million (76% of total revenue) during fiscal 2002. AccuDEXA® product sales decreased $0.2 million (25%) to $0.6 million (2% of total revenue) during fiscal 2003 from $0.8 million (3% of total revenue) during fiscal 2002. Warranty revenues decreased $0.2 million (4%) to $4.8 million (16% of total revenue) during fiscal 2003 from $5.0 million (21% of total revenue) during fiscal 2002.

Patterson revenue amounted to 52% and 40% of total revenue in fiscal 2003 and 2002, respectively. No other individual customer exceeded 10% of total revenue. Overall sales returns remained at 0.2% of revenue in fiscal 2003 and 2002.

Total cost of sales for fiscal 2003 increased $0.8 million (9%) to $9.6 million (32% of net revenue) from $8.8 million (36% of net revenue) in fiscal 2002. The decline in relative cost of sales is due to improved operating efficiency as the Company reduced overhead as a result of the consolidation of its facilities into a single location during the first quarter of fiscal 2002 and a shift in product sales mix. Additionally, product improvements resulted in reduced expense in support of its warranty program. The Company's provision for excess and obsolete inventory decreased to 0.9% of net revenue in fiscal 2003 from 1.2% in fiscal 2002.

Selling and marketing expense for fiscal 2003 increased $0.6 million (12%) to $5.9 million (20% of net revenue) from $5.3 million (22% of net revenue) in fiscal 2002. Increased sales and sales activities resulted in higher payroll, commissions and related travel expenses.

General and administrative expense for fiscal 2003 increased $0.9 million (22%) to $5.0 million (17% of revenue) from $4.1 million (17% of revenue) in fiscal 2002. Increases are principally the result of higher payroll, travel and insurance expenses.

Research and development expense in fiscal 2003 increased $0.4 million (19%) to $2.6 million (9% of revenue) from $2.2 million (9% of revenue) in fiscal 2002. The increase is the result of higher payroll and research materials expenses.

Interest expense in fiscal 2003 decreased $0.7 million (68%) to $0.3 million from $1.0 million in fiscal 2002 due to the Company's July 2001 prepayment of $1 million it had borrowed from Greystone. The prepayment resulted in the write off of $0.4 million of deferred interest expense in fiscal 2002.

During fiscal 2003, the Company reduced its deferred tax valuation allowance by $5.8 million resulting in an income tax benefit of $5.5 million, net of alternative minimum income taxes ("AMT") of $0.3 million. The Company reduced the valuation allowance because it believes it is more likely than not that a portion of the net operating loss carryforward will be realized. The Company continues to reserve approximately $11.1 million of deferred income taxes. During fiscal 2003, the Company's utilization of its net operating losses resulted in a reduction of current taxes in the amount of $2.9 million.

As a result of all of the foregoing items, the Company's net income in fiscal 2003 increased $8.7 million (283%) to $11.8 million from $3.1 million in fiscal 2002.

Liquidity and Capital Resources

At March 31, 2004, the Company had $20.7 million in cash and cash equivalents, and working capital of $27.4 million, compared to $7.8 million in cash and cash equivalents, and $9.2 million in working capital, at March 31, 2003. The increase in working capital is primarily attributable to the Company's increased operating profit during fiscal 2004.

During fiscal 2004, cash provided by operations was $13.8 million, as compared to $8.3 million during fiscal 2003. Accounts receivable increased to $4.0 million at March 31, 2004, as compared to $3.0 million at March 31, 2003, due to increased sales activity. The allowance for doubtful accounts increased $96, to $138, at March 31, 2004 from $42 at March 31, 2003, due to a single account which disputed the amount it owes to the Company. The amount due from Patterson which was included in accounts receivable $(2.3 million at March 31, 2004) was fully collected after year-end. Inventories increased to $3.1 million at March 31, 2004, compared to $3.0 million at March 31, 2003. The Company's capital expenditures decreased to $0.3 million in fiscal 2004 from $0.5 million in fiscal 2003. The Company's capital expenditures in fiscal 2004 and 2003 primarily consisted of tooling costs and computer upgrades.

During the fiscal years ended March 31, 2004 and 2003, the Company made principal payments on long-term debt of $1.5 million and $2.4 million, respectively. The Company prepaid its long-term debt, in full, in June 2003.

Management believes that its existing capital resources and other potential sources of credit are adequate to meet its current cash requirements.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet financing arrangements or interests in so-called special purpose entities.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

None.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The response to this item is included as a separate section of this Annual Report on Form 10-K, commencing on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DATA

None.

ITEM 9A. CONTROLS AND PROCEDURES

a) Under the supervision and with the participation of the Company's management, including its principal executive officer and its principal accounting officer, the Company has evaluated the effectiveness of the Company's disclosure controls and procedures as of March 31, 2004.

They have concluded that these disclosure controls provide reasonable assurance that the Company can collect, process and disclose, within the time periods specified in the SEC's rules and forms, the information required to be disclosed in its periodic Exchange Act reports.

b) There have been no significant changes in the Company's internal controls or in other factors that could significantly affect its internal controls subsequent to the date of their most recent evaluation.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

(a) The Directors of the Company are as follows:

Euval Barrekette, Ph.D.

Age 73, has served as a Director of the Company since April 1992 and as a member of the Executive Compensation Committee of the Board of Directors since November 2002. Dr. Barrekette's current term on the Board expires at the Company's Annual Meeting of Stockholders in 2005. Dr. Barrekette is a licensed Professional Engineer in New York State. Since 1986 Dr. Barrekette has been a consulting engineer and physicist. From 1984 to 1986 Dr. Barrekette was Group Director of Optical Technologies of the IBM Large Systems Group. From 1960 to 1984 Dr. Barrekette was employed at IBM's T.J. Watson Research Center in various capacities, including Assistant Director of Applied Research, Assistant Director of Computer Science, Manager of Input/Output Technologies and Manager of Optics and Electrooptics. Dr. Barrekette holds an A.B. degree from Columbia College, a B.S. degree from Columbia University School of Engineering, an M.S. degree from its Institute of Flight Structures and a Ph.D. from the Columbia University Graduate Faculties. Dr. Barrekette is a fellow of the American Society of Civil Engineers, a Senior Member of the Institute of Electrical & Electronics Engineers, and a member of The National Society of Professional Engineers, The New York State Society of Professional Engineers, The Optical Society of America and The New York Academy of Science. Dr. Barrekette is the uncle of David B. Schick, the Company's former Chairman and Chief Executive Officer, and the brother-in-law of Dr. Allen Schick.

Jonathan Blank, Esq.

Age 59, has served as a Director of the Company and as a member of the Audit Committee of the Board of Directors since April 2000, as a member of the Executive Compensation Committee of the Board of Directors since November 2002, and as Chairman of the Special Litigation Committee of the Board of Directors since September 2003. Mr. Blank's current term on the Board expires at the Company's Annual Meeting of Stockholders in 2005. Since 1979, Mr. Blank has been a member of the law firm of Preston Gates Ellis & Rouvelas Meeds LLP and a managing partner of the firm since 1995. Mr. Blank holds a J.D. degree from Harvard Law School.

William K. Hood

Age 80, has served as Chairman of the Board of Directors since June 2004, as a Director of the Company and as Chairman of the Audit Committee of the Board of Directors since February 2002, as a member of the Executive Compensation Committee of the Board of Directors since November 2002, and as a member of the Special Litigation Committee of the Board of Directors since September 2003. Mr. Hood's current term on the Board expires at the Company's Annual Meeting of Stockholders in 2004. From 1989 to 1996, Mr. Hood served as a consultant to Harlyn Products, Inc. and as a member of its Board of Directors. From 1983 to 1988, he was Senior Vice-President of American Bakeries Company. From 1981 to 1983, Mr. Hood served as Dean of the Chapman University School of Business and Management. From 1972 to 1980, he was President and Chief Executive Officer of Hunt-Wesson Foods, Inc. Mr. Hood is currently a Trustee of Chapman University.

Uri Landesman	Age 42, has served as a Director of the Company since January 2003 and from April 1992 to June 1997, and as a member of the Executive Compensation and Special Litigation Committees of the Board of Directors since September 2003. Mr. Landesman's current term on the Board expires at the Company's Annual Shareholders Meeting in 2006. Since January 2004, Mr. Landesman has been a Senior Vice President and Director of Global Research at Federated Global Investment Management Corp. and Senior Portfolio Manager since February 2003. From July 2001 to January 2003, Mr. Landesman was a Principal and Portfolio Manager at Arlington Capital Management. From April 1999 to June 2001, he was a Principal and Chief Investment Officer at Aaron Fleck & Associates, LLC/A.F.A. Management Partners, L.P. From June 1993 to March 1999, Mr. Landesman was employed at J.P. Morgan Investment Management, as Vice-President and Lead Portfolio Manager from February 1997 to March 1999, and as Vice-President and Senior Analyst from June 1993 to January 1997. He holds a B.A. degree from Yeshiva University.
Curtis M. Rocca III	Age 41, has served as a Director of the Company and as a member of the Audit Committee of the Board of Directors since May 2002, as Chairman of the Executive Compensation Committee of the Board of Directors since November 2002, and as a member of the Special Litigation Committee of the Board of Directors since September 2003. Mr. Rocca's current term on the Board expires at the Company's Annual Meeting of Stockholders in 2004. Since 2000, Mr. Rocca has been the Chief Executive Officer of Douglas, Curtis & Allyn, LLC. From 1998 to 2000, he served as Chief Executive Officer of Dental Partners, Inc. From 1990 to 1998, Mr. Rocca was Chairman and Chief Executive Officer of Bio-Dental Technologies Corp.
Allen Schick, Ph.D.	Age 69, has served as a Director of the Company since April 1992, and as a member of the Executive Compensation Committee of the Board of Directors since November 2002. Dr. Schick's current term on the Board expires at the Company's Annual Meeting of Stockholders in 2006. Since 1981, Dr. Schick has been a professor at the University of Maryland and, in 2000, was elected "Distinguished University Professor", a title reserved for fewer than 2% of the faculty. Since 1988, Dr. Schick has been a Visiting Fellow at the Brookings Institution. Dr. Schick holds a Ph.D. degree from Yale University. Dr. Schick is the father of David B. Schick, , the Company's former Chairman and Chief Executive Officer, and the brother-in-law of Dr. Barrekette.
Jeffrey T. Slovin	Age 39, has served as the Company's Chief Executive Officer since June 15, 2004 and as its President since December 1999. Mr. Slovin has also served as a Director of the Company since December 1999. In addition, from November 2001 to June 15, 2004, Mr. Slovin served as the Company's Chief Operating Officer. Mr. Slovin's current term on the Board expires at the Company's Annual Meeting of Stockholders in 2004. Since November 2002, Mr. Slovin has been a member of the Board of Directors of Electronic Global Holdings Ltd. From 1999 to November 2001, Mr. Slovin was a Managing Director of Greystone & Co., Inc. From 1996 to 1999, Mr. Slovin served in various executive capacities at Sommerset Investment Capital LLC, including Managing Director, and as President of Sommerset Realty Investment Corp. During 1995, Mr. Slovin was a Manager at Fidelity Investments Co.

From 1991 to 1994, Mr. Slovin was Chief Financial Officer of Sports Lab USA Corp. and, from 1993 to 1994, was also President of Sports and Entertainment Inc. From 1987 to 1991, Mr. Slovin was an associate at Bear Stearns & Co., Inc., specializing in mergers and acquisitions and corporate finance. Mr. Slovin holds an MBA degree from Harvard Business School.

(b) The following table shows the names and ages of all executive officers of the Company, the positions and offices held by such persons and the period during which each such person has served as an officer. The term of office of each person is generally not fixed since each person serves at the discretion of the Board of Directors of the Company.

Name	Age	Position	Officer Since
Jeffrey T. Slovin	39	Chief Executive Officer, President and Director	1999
Michael Stone	51	Executive Vice-President of Sales & Marketing	2000
Stan Mandelkern	44	Vice President of Engineering	1999
Ari Neugroschl	33	Vice President of Management Information Systems	2000
Zvi N. Raskin	41	Secretary and General Counsel	1992
Will Autz	50	Vice President of Manufacturing	2003
Ronald Rosner	57	Director of Finance and Administration	2000

The business experience of each of the executive officers who is not a Director is set forth below.

MICHAEL STONE has served as the Company's Executive Vice President of Sales and Marketing since September 2000 and as the Company's Vice President of Sales and Marketing from January 2000 to September 2000. From September 1993 to January 2000, Mr. Stone was General Manager of the Dental Division of Welch-Allyn Company, and from October 1989 to September 1993 was Director of Marketing for Welch-Allyn. Mr. Stone holds an MBA degree from the University of Rochester.

STAN MANDELKERN has served as the Company's Vice President of Engineering since November 1999. From 1998 to 1999, Mr. Mandelkern was the Company's Director of Electrical Engineering, and was a Senior Electrical Engineer at the Company from 1997 to 1998. From 1996 to 1997, Mr. Mandelkern was at Satellite Transmission Systems as Project Leader for the Digital Video Products Group. From 1989 to 1996, Mr. Mandelkern held various design and management positions at Loral Corp. Mr. Mandelkern holds an M.S. Degree in electrical engineering from Syracuse University.

ARI NEUGROSCHL has served as the Company's Vice President of Management Information Systems since July 2000. From November 1997 to July 2000, Mr. Neugroschl was the Company's Director of Management Information Systems, and from February 1996 to November 1997 he served as the Company's Director of Customer Service and Support. Mr. Neugroschl holds a B.S. in Economics from Yeshiva University.

ZVI N. RASKIN has served as Secretary of the Company since April 1992 and as General Counsel of the Company since September 1995. From April 1992 to May 1996, Mr. Raskin was a Director of the Company. Mr. Raskin is admitted to practice law before the Bars of the State of New York, the United States District Courts for the Southern and Eastern Districts of New York and the United States Court of Appeals for the Second Circuit. From 1992 to 1995, Mr. Raskin was a senior associate at the New York law firm of Townley & Updike. Mr. Raskin holds a J.D. degree from Yale Law School.

WILL AUTZ has served as the Company's Vice President of Manufacturing since January 2003. From January 2000 to December 2002, Mr. Autz was the Company's Director of Manufacturing. From 1996 to 1999, Mr. Autz was the Manager of Manufacturing Engineering at Trident International Inc., a division of Illinois Tools Work Inc. From 1991 to 1996, Mr. Autz was the Director of Manufacturing & Manufacturing Engineering at General Signal Networks, a division of General Signal Inc. Mr. Autz holds a BS in Electromechanical Technology from the New York Institute of Technology and is a member of the American Society of Manufacturing Engineers.

RONALD ROSNER has served as the Company's Director of Finance and Administration since August 2000. From March 1999 to August 2000, Mr. Rosner served the Company in several senior accounting and financial capacities. From October 1998 to February 1999, Mr. Rosner was a Consultant at Mercantile Ship Corporation, and from April 1997 to October 1998 was the CFO at Coast MFG. Mr. Rosner holds a B.S. degree in Accounting from Brooklyn College and has been a Certified Public Accountant in the State of New York since May 1972. Prior to 1999, for a period of approximately four years, Mr. Rosner was an audit manager with the predecessor to Ernst & Young LLP.

(c) Not applicable.

(d) Family Relationships

See Item 10(a).

(e) Business Experience

See Items 10(a) and 10(b).

(f) Involvement in Certain Legal Proceedings

There are no legal proceedings involving any of the Company's Directors or Officers which are reportable hereunder.

Audit Committee Financial Experts

The Company's Board of Directors has determined that two members of the Audit Committee, Mr. Hood and Mr. Rocca, are "independent directors" and "audit committee financial experts," as those terms are defined by the Securities and Exchange Commission.

Section 16(A) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors and persons who beneficially own more than 10% of the Company's Common Stock to file initial reports of ownership and reports of changes in ownership with the Commission. Such executive officers and directors and greater than 10% beneficial owners are required by the regulations of the Commission to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on a review of the copies of such reports furnished to the Company and written representations from executive officers and directors, the Company believes that all Section 16(a) filing requirements applicable to its executive officers and directors and greater than 10% beneficial owners were complied with, except that seven Form 5's were filed on May 5, 2004 and one Form 5 was filed on May 11, 2004 for the issuance of employee stock options on November 3, 2003 by the Board of Directors to the following executive officers, pursuant to the Company's 1996 Employee Stock Option Plan: Messrs. Mandelkern, Neugroschl, Raskin, Rosner, David Schick, Slovin, Stone and Autz.

Code of Ethics

On June 2, 2004, by resolution of its Board of Directors, the Company adopted a code of ethics governing the conduct of Company personnel, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The code of ethics is filed as Exhibit 14.1 to this Annual Report.

In the event that any amendment is made to the code of ethics, and such amendment is applicable to the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, the Company shall disclose the nature of any such amendment on its Internet website within five business days following the date of the amendment. In the event that the Company grants a waiver, including an implicit waiver, from a provision of the code of ethics, to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, the Company shall disclose the nature of any such waiver, including the name of the person to whom the waiver is granted and the date of such waiver, on its Internet website within five business days following the date of the waiver. The Company's Internet website address is http://www.schicktech.com.

ITEM 11. EXECUTIVE COMPENSATION

The following table sets forth certain information concerning compensation received for the fiscal years ended March 31, 2004, 2003 and 2002 by the Company's chief executive officer and each of the four most highly compensated executive officers of the Company whose total salary and other compensation exceeded $100,000 (the "Named Executives") for services rendered in all capacities (including service as a director of the Company) during the year ended March 31, 2004.

Summary Compensation Table

	Annual Compensation			Long-Term Compensation Awards		
Name and Principal Position	Fiscal Year	Salary ($)	Bonus($)	Other Annual Compensa-tion(1)	Securities Underlying Options(2)	All Other Compensa-tion($) (3)
David B. Schick	2004	266,185	100,000	—	7,379	9,041
Former Chief Executive Officer	2003	246,540	90,463	—	8,572	6,708
and Former Chairman of the Board	2002	225,246	50,000	—	160,709	4,362
Jeffrey T. Slovin	2004	266,378	100,000	—	7,318	9,690
Chief Executive Officer	2003	246,646	90,463	—	8,502	6,710
and President	2002	89,430	57,263	—	150,000	1,846
Michael Stone	2004	224,700	68,552	—	6,851	9,335
Executive Vice President of	2003	212,487	45,232	—	7,439	5,894
Sales and Marketing	2002	193,577	48,154	—	135,207	4,491
Zvi N. Raskin, Esq	2004	235,532	13,530	—	7,111	12,134
General Counsel and	2003	222,690	28,025	—	7,793	5,078
Secretary	2002	204,154	20,000	—	36,018	4,527
Stan Mandelkern	2004	172,895	35,031	—	6,606	10,195
Vice President of	2003	163,241	5,952	—	7,240	4,081
Engineering	2002	154,615	—	—	30,108	3,865

(1) Does not include other compensation if the aggregate amount thereof does not exceed the lesser of either $50,000 or 10% of the total annual salary and bonus for the named officer.

(2) Represents options to purchase shares of Common Stock granted during fiscal 2004, 2003 and 2002, pursuant to the Company's 1996 Employee Stock Option Plan.

(3) Reflects amounts contributed by the Company in the form of matching contributions to the Named Executive's Savings Plan account during fiscal 2004, 2003 and 2002.

Employment Agreements and Termination of Employment Arrangements

In May 2004, the Company entered into a Consulting and Non-Competition Agreement with David Schick, effective upon Mr. Schick's resignation in June 2004 as the Company's Chief Executive Officer and Chairman of the Board. The Agreement provides for the termination of Mr. Schick's previous Employment Agreement, described below, and that Mr. Schick is to act as a consultant to the Company for a period of three years. As a consultant, Mr. Schick will be responsible for performing certain specified duties, including the exploration and evaluation of new product ideas and enhancements, evaluating technical issues relating to potential products or entity acquisitions, conducting research and development projects, and providing advice with respect to intellectual property issues. Pursuant to the Agreement, Mr. Schick reports to the Company's Chief Executive Officer. It also provides that during the term of the Agreement, and for a period of two years thereafter, Mr. Schick may not compete with the Company or solicit Company employees, customers or vendors. In addition, Mr. Schick is required to maintain the confidentiality of the Company's proprietary information. Pursuant to the Agreement, Mr. Schick is to be compensated, in full payment for the consulting services to be rendered to the Company and for his non-competition and other covenants contained in the Agreement, in the amount of $28,333 per month for a period of 36 months. In addition, the Agreement provides that 66,307 unvested employee stock options held by Mr. Schick continue to vest.

In June, 2004, the Company entered into a three-year employment agreement with Jeffrey T. Slovin. Pursuant to the Agreement, Mr. Slovin is employed as the Company's Chief Executive Officer and President. Mr. Slovin's annual base salary is $325,000, $337,000 and $350,000, respectively, during each year of the initial 3-year term of the Agreement. In addition to base salary, Mr. Slovin is eligible to receive a yearly bonus payment based on the Company's year-over-year Earnings-Per-Share growth, as defined in the Agreement. Pursuant to the Agreement, Mr. Slovin was also awarded 400,000 employee stock options which vest in equal monthly increments over a period of 48 months. Additionally, under the Agreement, all Company stock options held by Mr. Slovin will immediately vest in the event that the Company has a change in control or is acquired by another company or entity, or, under certain circumstances, if Mr. Slovin is terminated from employment without cause. In addition, if Mr. Slovin is terminated without cause, the Agreement provides that he shall receive severance payments equal to 12 months' salary and, if applicable, a pro-rated bonus.

In June, 2004, the Company entered into a two-year employment agreement with Michael Stone. Pursuant to the Agreement, Mr. Stone is employed as the Company's Executive Vice President of Sales and Marketing. Mr. Stone's annual base salary is $250,000 and $260,000, respectively, during each year of the 2-year term of the Agreement. In addition to base salary, Mr. Stone is eligible to receive a yearly bonus payment based on the Company's year-over-year Earnings-Per-Share growth, as defined in the Agreement. Pursuant to the Agreement, Mr. Stone was also awarded 150,000 employee stock options which vest in equal monthly increments over a period of 48 months. Additionally, under the Agreement, all Company stock options held by Mr. Stone will immediately vest in the event that the Company has a change in control or is acquired by another company or entity, or, under certain circumstances, if Mr. Stone is terminated from employment without cause. In addition, if Mr. Stone is terminated without cause, the Agreement provides that he shall receive severance payments equal to 12 months' salary and, if applicable, a pro-rated bonus.

In January 2002, the Company entered into a two-year employment agreement with Michael Stone, pursuant to which Mr. Stone was employed as the Company's Executive Vice President of Sales and Marketing. Under the Agreement, Mr. Stone's annual base salary was $210,000. In addition to base salary, he was eligible to receive annual merit and/or cost-of-living increases as determined by the Executive Compensation Committee of the Board of Directors. Pursuant to the terms of the employment agreement, Mr. Stone also received a performance bonus equal to 0.5% of the Company's earnings before income taxes, depreciation and amortization for the 2003 fiscal year. In addition, Mr. Stone received 75,000 employee stock options which vest as follows: 12,500 options upon grant, an additional 25,000 options on

January 14, 2003, an additional 25,000 options on January 14, 2004, and the final 12,500 options on January 14, 2005. The Agreement also provides that all unvested Company stock options held by Mr. Stone immediately vest in the event that the Company has a change in control or is acquired by another entity.

In December 2001, the Company entered into a three-year employment agreement with David Schick, replacing the previous employment agreement between the Company and Mr. Schick, entered into in February 2000. Pursuant thereto, Mr. Schick was employed as Chief Executive Officer of the Company until June 2004. Effective June 15, 2004, Mr. Schick resigned as the Company's Chief Executive Officer and Chairman of the Board, and his December 2001 employment agreement was terminated by mutual consent of the parties. Mr. Schick's initial base annual salary under the Agreement was $242,000. In addition to base salary, Mr. Schick was eligible to receive annual merit or cost-of-living increases as determined by the Executive Compensation Committee of the Board of Directors. Pursuant to the Agreement, Mr. Schick also received an annual increase in base salary, as well as incentive compensation in the form of a bonus, based on the Company's EBITDA. Such incentive compensation was capped at $100,000 per fiscal year. Pursuant to the Agreement, as amended by a letter agreement dated March 4, 2002, Mr. Schick also received 150,000 employee stock options which vest as follows: 50,000 options on December 20, 2002, an additional 50,000 options on December 20, 2003, and the final 50,000 options on December 20, 2004. Additionally, under the Agreement, all Company stock options held by Mr. Schick will immediately vest in the event that the Company has a change in control or is acquired by another company or entity.

In November 2001, the Company entered into a three-year employment agreement with Jeffrey T. Slovin, which was terminated in June 2004 by mutual consent of the parties, upon the execution of an employment agreement, described above, pursuant to which Mr. Slovin is employed as the Company's President and Chief Executive Officer. Pursuant to the Agreement, Mr. Slovin was employed as President and Chief Operating Officer of the Company until June 2004. Mr. Slovin's initial base annual salary under the Agreement was $240,000. In addition to base salary, Mr. Slovin was eligible to receive annual merit or cost-of-living increases as determined by the Executive Compensation Committee of the Board of Directors. Pursuant to the Agreement, Mr. Slovin also received an annual increase in base salary, as well as incentive compensation in the form of a bonus, based on the Company's EBITDA. Such incentive compensation was capped at $100,000 per fiscal year. Pursuant to the Agreement, Mr. Slovin also received 150,000 employee stock options which vest as follows: 50,000 options on October 31, 2002, an additional 50,000 options on October 31, 2003, and the final 50,000 options on October 31, 2004. Additionally, under the Agreement, all Company stock options held by, or issued to, Mr. Slovin immediately vest in the event that the Company has a change in control or is acquired by another company or entity.

Compensation of Directors

Directors who are also paid employees of the Company are not separately compensated for any services they provide as directors. In fiscal 2004, each director of the Company who was not a paid employee received an annual retainer of $10,000 as well as $1,000 for each Board meeting attended in person and $1,000 for each committee meeting attended in person. Each committee chairman also received an additional annual retainer of $5,000 for each such chairmanship, and each member of the Audit Committee also received an additional annual retainer of $5,000. The Company was permitted to, but did not, pay such fees in Common Stock. Moreover, directors who are not paid employees of the Company are eligible to receive annual grants of stock options under the Company's Directors Stock Option Plan.

Compensation Committee Interlocks and Insider Participation

The Executive Compensation Committee reviews and makes recommendations regarding the compensation for top management and key employees of the Company, including salaries and bonuses. The members of the Executive Compensation Committee during the fiscal year ended March 31, 2004 were Euval Barrekette, Jonathan Blank, William K. Hood, Uri Landesman, Curtis M. Rocca, who serves as Chairman, and Allen Schick. None of such persons is an officer or employee, or former officer or employee, of the Company or any of its subsidiaries. Allen Schick and Euval Barrekette are the father and uncle, respectively, of the Company's former Chief Executive Officer. No interlocking relationship existed during the fiscal year ended March 31, 2004, between the members of the Company's Board of Directors or Compensation Committee and the board of directors or compensation committee of any other company, nor had any such interlocking relationship existed in the past.

Stock Option Grants

The following table sets forth information regarding grants of options to purchase Common Stock made by the Company during the year ended March 31, 2004 to each of the Named Executives.

Option Grants in Fiscal 2004

	Individual Grants				
Name	Number of Securities Underlying Options Granted(1)	Percent of Total Options Granted to Employees in Fiscal 2004(2)	Exercise Price ($/Share)	Expiration Date	Grant Date Value (3)
David B. Schick	7,379	4.2%	$ 8.25	11/4/08	$ 29,708
Jeffrey T. Slovin	7,318	4.2%	$ 7.50	11/4/13	$ 30,648
Michael Stone	6,851	3.9%	$ 7.50	11/4/13	$ 28,692
Stan Mandelkern	6,606	3.8%	$ 7.50	11/4/13	$ 27,666
Zvi N. Raskin	7,111	4.1%	$ 7.50	11/4/13	$ 29,781

(1) All the options listed in the above table have the following vesting schedule: 25% shall vest on November 3, 2004, 25% shall vest on November 3, 2005, 25% shall vest on November 3, 2006 and the final 25% shall vest on November 3, 2007.

(2) The Company granted employees options to purchase a total of 175,000 shares of Common Stock in fiscal 2004.

(3) The Company uses the Black-Scholes valuation model to determine the grant date value. Assumptions used to calculate the grant date value include:

Volatility	75%
Risk-free interest rate	1.29%
Dividend yield	None
Time of exercise	4 years

Option Exercises and Year-End Value Table

The following table sets forth information regarding the exercise of stock options during fiscal 2004 and the number and value of unexercised options held at March 31, 2004 by each Named Executive.

Aggregated Option Exercises in Fiscal 2004 and Fiscal 2004 Year-End Option Values

Name	Shares Acquired on Exercise(#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at March 31, 2004 Exercisable/ Unexercisable	Value of Unexercised "In-the-Money" Options at March 31, 2004 Exercisable/ Unexercisable(1)
David B. Schick	—	—	109,639/67,021	$916,958/471,524
Jeffrey T. Slovin	—	—	132,125/63,695	$1,180,713/492,713(2)
Michael Stone	—	—	134,003/40,494	$1,205,126/314,543
Stan Mandelkern	—	—	62,609/20,025	$498,560/131,672
Zvi N. Raskin	—	—	30,909/22,512	$101,792/147,864

(1) Options are "in-the-money" if the fair market value of the underlying securities exceeds the exercise price of the options. The amounts set forth represent the difference between $10.05 per share, the closing price per share on March 31, 2004, and the exercise price of the option, multiplied by the applicable number of options.

(2) This chart does not include warrants issued to Mr. Slovin as designee of Greystone. Such warrants are discussed in Item 13.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of June 10, 2004 by (i) each person who is known by the Company to own beneficially more than 5% of the Common Stock, (ii) each director, (iii) each Named Executive of the Company and (iv) all directors and executive officers of the Company as a group. Unless otherwise noted, the stockholders listed in the table have sole voting and investment powers with respect to the shares of Common Stock owned by them.

Name	Number of Shares Beneficially Owned (1)	Percentage of Outstanding Shares
Euval S. Barrekette (2)	178,240(3)	1.2%
Jonathan Blank (4)	190,575(5)	1.3%
Greystone Funding Corp. (6)	4,527,716(7)	30.1%
William K. Hood (8)	60,250(9)	*
Uri Landesman (10)	119,600(11)	*
Stan Mandelkern (12)	63,609(13)	*
Zvi N. Raskin (12)	105,911(14)	*
Curtis M. Rocca (15)	32,000(16)	*
Allen Schick (17)	653,824(18)	4.3%
David B. Schick (19)	2,292,939(20)	15.1%
Jeffrey T. Slovin (12)	996,292(21)	6.5%
Michael Stone (12)	211,304(22)	1.4%
All current executive Officers and Directors as a group (23)	4,990,339	31.4%

* Less than 1%

(1) Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission and includes voting power and/or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable or exercisable within 60 days of June 10, 2004 are deemed outstanding for computing the number and the percentage of outstanding shares beneficially owned by the person holding such options or warrants but are not deemed outstanding for computing the percentage beneficially owned by any other person.

(2) Such person's address is 90 Riverside Drive, New York, New York 10024.

(3) Consists of 115,740 shares held by Dr. Barrekette; 2,500 shares issuable upon the exercise of stock options granted to Dr. Barrekette in July, 1998; 30,000 shares issuable upon the exercise of stock options granted to Dr. Barrekette in June, 2000, pursuant to the 1997 Directors Stock Option Plan and 30,000 shares issuable upon the exercise of stock options granted to Dr. Barrekette in December 2001, pursuant to the 1997 Directors Stock Option Plan.

(4) Such person's business address is c/o Preston Gates Ellis & Rouvelas Meeds LLP, 1735 New York Avenue, N.W., Washington, D.C. 20006.

(5) Consists of 130,575 shares held by Mr. Blank; 30,000 shares issuable upon the exercise of stock options granted to Mr. Blank in June 2000, pursuant to the 1997 Directors Stock Option Plan and 30,000 shares issuable upon the exercise of stock options granted to Mr. Blank in December 2001, pursuant to the 1997 Directors Stock Option Plan.

(6) Greystone's address is 152 West 57th Street, New York, New York 10019.

(7) Consists of 3,975,216 restricted shares issued upon the cashless exercise of 4,250,000 warrants in March 2004 and 552,500 restricted shares issued upon the exercise, for cash, of 552,500 warrants in March 2004, all of which are subject to a registration rights agreement.

(8) Such person's address is 1221 W Coast Highway, Newport Beach, CA 92663.

(9) Consists of 30,250 shares held by Mr. Hood and 30,000 shares issuable upon the exercise of stock options granted to Mr. Hood in February 2002, pursuant to the 1997 Directors Stock Option Plan.

(10) Such person's address is 25 Lovell Road, New Rochelle, New York, NY 10804.

(11) Consists of 89,600 shares held by Mr. Landesman and 30,000 shares issuable upon the exercise of stock options granted to Mr. Landesman in January 2003, pursuant to the 1997 Directors Stock Option Plan.

(12) Such person's business address is c/o Schick Technologies, Inc., 30-00 47th Avenue, Long Island City, New York 11101.

(13) Consists of 1,000 shares held by Mr. Mandelkern; 2,000 shares issuable upon the exercise of stock options granted to Mr. Mandelkern in April 1998; 5,000 shares issuable upon the exercise of stock options granted to Mr. Mandelkern in July 1998; 2,560 shares issuable upon the exercise of stock options granted to Mr. Mandelkern in March 1999; 29,120 shares issuable upon the exercise of stock options granted to Mr. Mandelkern in January 2000; 15,660 shares issuable upon the exercise of stock options granted to Mr. Mandelkern in January 2001; 6,459 shares issuable upon the exercise of stock options granted to Mr. Mandelkern in October 2001 and 1,810 shares issuable upon the exercise of stock options granted to Mr. Mandelkern in November 2002.

(14) Consists of 75,000 shares (the "Shares") issued by the Company to Mr. Raskin on February 6, 2000, which were subject to restrictions on their sale or transfer which have expired; 2,343 shares issuable upon the exercise of stock options granted to Mr. Raskin in July 1997; 2006 shares issuable upon the exercise of options granted to Mr. Raskin in April 1998; 5,000 shares issuable upon the exercise of options granted to Mr. Raskin in July 1998; 10,000 shares issuable upon the exercise of options granted to Mr. Raskin in October 1998, 3,313 shares issuable upon the exercise of options granted to Mr. Raskin in October 2001; 6,300 shares issuable upon the exercise of stock options granted to Mr. Raskin in December 2001 and 1,949 shares issuable upon the exercise of options granted to Mr. Raskin in November 2002.

(15) Such person's business address is c/o Douglas, Curtis & Allyn, LLC, 2998 Douglas Boulevard, Suite 300, Roseville, CA 95661.

(16) Consists of 2,000 shares held by Mr. Rocca and 30,000 shares issuable upon the exercise of stock options granted to Mr. Rocca in July 2002, pursuant to the 1997 Directors Stock Option Plan.

(17) Such person's business address is University of Maryland at College Park, School of Public Affairs, Van Munching Hall, College Park, Maryland 20742-182190.

(18) Consists of 546,524 shares held jointly by Dr. Schick and his wife; 44,800 shares held by Dr. Schick as custodian for the minor children of David Schick; 2,500 shares issuable upon the exercise of stock

options granted to Dr. Schick in July 1998; 30,000 shares issuable upon the exercise of stock options granted to Dr. Schick in June, 2000, pursuant to the 1997 Directors Stock Option Plan and 30,000 shares issuable upon the exercise of stock options granted to Dr. Schick in December 2001, pursuant to the 1997 Directors Stock Option Plan. Dr. Schick disclaims beneficial ownership of the 44,800 shares held as custodian.

(19) Such person's address is 147-48 69th Road, Flushing, New York 11367.

(20) Consists of 1,104,150 shares held by Mr. Schick and 1,079,150 shares held by his wife; 7,496 shares issuable upon the exercise of stock options granted to Mr. Schick in October 2001; 50,000 shares issuable upon the exercise of stock options granted to Mr. Schick in December 2001; 50,000 shares issuable upon the exercise of stock options granted to Mr. Schick in February 2002 and 2,143 shares issuable upon the exercise of stock options granted to Mr. Schick in November 2002.

(21) Consists of 847,500 shares issuable upon the exercise of warrants held by Mr. Slovin (which he received as designee of Greystone); 100,000 shares issuable upon the exercise of stock options granted to Mr. Slovin in November 2001; 2,126 shares issuable upon the exercise of stock options granted to Mr. Slovin in November 2002; 16,666 shares issuable upon the exercise of stock options granted to Mr. Slovin in June 2004;and 30,000 shares issuable upon the exercise of stock options granted to Mr. Slovin in June 2000, pursuant to the 1997 Directors Stock Option Plan.

(22) Consists of 71,050 shares held by Mr. Stone; 25,000 shares issuable upon the exercise of stock options granted to Mr. Stone in January 2000; 18,750 shares issuable upon the exercise of stock options granted to Mr. Stone in January 2001; 18,750 shares issuable upon the exercise of stock options granted to Mr. Stone in December 2001; 7,144 shares issuable upon the exercise of stock options granted to Mr. Stone in October 2001; 62,500 shares issuable upon the exercise of stock options granted to Mr. Stone in January 2002; 1,860 shares issuable upon the exercise of stock options granted to Mr. Stone in November 2002 and 6,250 shares issuable upon the exercise of stock options granted to Mr. Stone in June 2004.

(23) Includes the shares underlying warrants described in Note 21 as well as shares subject to options held by current officers and directors.

A table containing information, as of March 31, 2004, with respect to compensation plans (including individual compensation arrangements) under which equity securities of the Company are authorized for issuance is set forth above. See "Item 5 — Market for Registrant's Common Equity and Related Stockholder Matters — Equity Compensation Plan Information."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In 1999, in connection with a Loan Agreement with Greystone, the Company issued to Greystone 4,250,000 warrants to purchase the Company's Common Stock, and to Jeffrey T. Slovin, as Greystone's designee, 750,000 warrants to purchase the Company's Common Stock. Mr. Slovin is the Company's Chief Executive Officer and President, pursuant to a written employment agreement, and serves as a Director of the Company. See "Item 11—Executive Compensation — Employment Agreements and Termination of Employment Arrangements."

On July 5, 2001, the Company repaid all outstanding advances under the Greystone amended Loan Agreement, together with all unpaid accrued interest thereunder, and concurrently terminated said amended Loan Agreement. On July 12, 2001, the Company and Greystone entered into a Termination Agreement, effective as of March 31, 2001, acknowledging the repayment and termination of the amended Loan Agreement and agreeing that all the Company's obligations thereunder have been fully satisfied. The Company and Greystone further agreed, among other matters, that: (i) five million warrants held by Greystone and its assigns to purchase Common Stock of the Company remained in full force and effect; (ii) the Registration Rights Agreement between Greystone and the Company dated as of December 27, 1999 remains in full force and effect; and (iii) for so long as Jeffrey T. Slovin held the office of President of the Company, the Company shall reimburse Greystone in the amount of $17 monthly. Effective November 1, 2001, Mr. Slovin joined the Company on a full-time basis and left the employ of Greystone, thereby canceling this reimbursement provision of the agreement.

In addition, in 1999, DVI Financial Services, Inc. ("DVI") provided the Company with notes payable for $6.6 million, secured by first priority liens on substantially all of the Company's assets. See "Item 7 — Management's Discussion and Analysis — Liquidity and Capital Resources." Effective August 28, 2000, DVI transferred its rights, title and interest in, to, and under the DVI Notes payable and related loan documents to Greystone. In connection with such transfer, DVI directed the Company to make all remaining payments due under the loan documents to Greystone. Concurrently, DVI transferred 650,000 warrants to purchase the Company's Common Stock to Greystone, of which 97,500 warrants were transferred to Mr. Slovin, as Greystone's designee.

During the first quarter of fiscal 2004, the Company prepaid to Greystone $396 of outstanding principal of the DVI loan. The April 2003 prepayment constituted full satisfaction of the Company's obligations to Greystone for the period through March 31, 2003, pursuant to an Amendment and Waiver Agreement between the Company and Greystone entered into in March 2003. The loan was repaid in full on June 30, 2003.

In March 2004, Greystone exercised all of its outstanding warrants. In one transaction Greystone paid $414,000 to acquire 552,500 unregistered shares of common stock. In a second transaction Greystone exercised pursuant to the cashless provisions of its grant of 4,250,000 warrants and received, as a result, 3,975,216 unregistered shares of common stock. The market price of the Company's Common Stock was $11.60 at the date of exercise. The shares acquired by Greystone remain subject to registration rights agreements pursuant to which Greystone may demand that the Company register such shares for resale.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed by our auditors to date, for professional services rendered for the audit of the Company's annual financial statements for the years ended March 31, 2004 and March 31, 2003, and for review of the financial statements included in the Company's quarterly reports on Form 10-Q during those fiscal years were $249,258 and $233,103, respectively.

Audit-Related Fees

For the year ended March 31, 2004, the aggregate fees billed for assurance and related services by our auditors that are reasonably related to the performance of the audit or review of our financial statements were $9,210, relating to other services traditionally performed by independent accountants; no such fees were billed for the year ended March 31, 2003.

Tax Fees

Fees billed by our auditors for the preparation of corporate income tax returns were $29,380 and $16,250 for the years ended March 31, 2004 and 2003, respectively.

All Other Fees

For the fiscal years ended March 31, 2004 and 2003, there were no fees incurred by the Company for services rendered by the auditors to the Company, other than the services reported above, in "Audit Fees," "Audit-Related Fees" and "Tax Fees."

Pre-Approval Policies and Procedures

Prior to engaging our accountants to perform a particular service, our Board of Directors obtains an estimate for the service to be performed. The Audit Committee, in accordance with Company procedures and pursuant to its Charter, approved all of the services described above.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

SCHICK TECHNOLOGIES, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors
and Stockholders of Schick Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Schick Technologies, Inc. and subsidiary (the "Company") as of March 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders' equity (deficiency) and cash flows for each of the three years in the period ended March 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Accounting Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Schick Technologies, Inc. and subsidiary as of March 31, 2004 and 2003, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 of the consolidated financial statements, effective April 1, 2002, the Company changed its method for accounting for goodwill and intangible assets upon the adoption of Statement of Accounting Standards 142, "Goodwill and Other Intangible Assets".

We have also audited Schedule II — Valuation and Qualifying Accounts of Schick Technologies, Inc. and subsidiary for each of the three years in the period ended March 31, 2004. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.

/s/ GRANT THORNTON LLP
New York, New York

May 14, 2004,
except for Note 18 and the first paragraph of Note 14, as to which the date is June 10, 2004

Schick Technologies, Inc. and Subsidiary
Consolidated Balance Sheets
(In thousands, except share amounts)
*

	March 31, 2004	March 31, 2003
Assets		
Current assets		
Cash and cash equivalents	$ 20,734	$ 7,100
Short-term investments	—	712
Accounts receivable, net of allowance for doubtful accounts of $138 and and $42, respectively	3,982	3,032
Inventories	3,057	3,039
Income taxes receivable	5	10
Prepayments and other current assets	856	421
Deferred income taxes	6,481	2,590
Total current assets	35,115	16,904
Equipment, net	1,405	2,151
Goodwill, net	266	266
Deferred income taxes	5,679	2,940
Other assets	278	349
Total assets	$ 42,743	$ 22,610
Liabilities and Stockholders' Equity		
Current liabilities		
Current maturity of long-term debt	$ —	$ 1,503
Accounts payable and accrued expenses	1,456	1,468
Accrued salaries and commissions	1,390	1,080
Income taxes payable	142	4
Deposits from customers	13	31
Warranty obligations	210	56
Deferred revenue	4,504	3,605
Total current liabilities	7,715	7,747
Commitments and contingencies	—	—
Stockholders' equity		
Preferred stock $(0.01 par value; 2,500,000 shares authorized; none issued and outstanding)	—	—
Common stock $(0.01 par value; 50,000,000 shares authorized: 15,026,470 and 10,206,425 shares issued and outstanding, at March 31, 2004 and 2003, respectively)	150	102
Additional paid-in capital	44,626	42,618
(Accumulated deficit)	(9,748)	(27,857)
Total stockholders' equity	35,028	14,863
Total liabilities and stockholders' equity	$ 42,743	$ 22,610

* The accompanying notes are an integral part of these financial statements

Schick Technologies, Inc. and Subsidiary
Consolidated Statements of Operations
(In thousands, except share and per share amounts)
*

	Year ended March 31, 2004	2003	2002
Revenue, net	$ 39,393	$ 29,817	$ 24,399
Cost of sales	11,310	9,369	8,540
Excess and obsolete inventory	185	259	292
Total cost of sales	11,495	9,628	8,832
Gross profit	27,898	20,189	15,567
Operating expenses:			
Selling and marketing	6,118	5,911	5,291
General and administrative	6,291	5,041	4,148
Research and development	3,301	2,598	2,176
Bad debt expense (recovery)	105	—	(93)
Lease termination	—	—	118
Total operating expenses	15,815	13,550	11,640
Income from operations	12,083	6,639	3,927
Other income (expense)			
Other income	138	51	140
Gain on sale of investment	—	45	—
Interest income	153	52	33
Interest expense	(182)	(322)	(1,012)
Total interest and other income (expense)	109	(174)	(839)
Income before income taxes	12,192	6,465	3,088
Income tax benefit	5,917	5,360	—
Net income	$ 18,109	$ 11,825	$ 3,088
Basic earnings per share	$ 1.69	$ 1.17	$ 0.30
Diluted earnings per share	$ 1.07	$ 0.78	$ 0.26
Weighted average common shares (basic)	10,710,742	10,148,991	10,137,209
Weighted average common shares (diluted)	16,864,488	15,143,999	11,915,351

* The accompanying notes are an integral part of these financial statements

Schick Technologies, Inc. and Subsidiary
Consolidated Statements of Changes in Stockholders' Equity (Deficiency)
(In thousands, except share amounts)
*

	Common Stock		Additional Paid -in Capital	(Accumulated Deficit) Retained Earnings	Total Stockholders' Equity (Deficiency)
	Shares	Amount			
Balance at March 31, 2001	10,137,149	101	$ 42,480	$(42,770)	$ (189)
Issuance of common stock	1,176	—	1	—	1
Net profit	—	—	—	3,088	3,088
Balance at March 31, 2002	10,138,325	101	42,481	(39,682)	2,900
Issuance of common stock	68,100	1	62	—	63
Tax benefit of stock options exercised			75		75
Net profit	—	—	—	11,825	11,825
Balance at March 31, 2003	10,206,425	102	42,618	(27,857)	14,863
Issuance of common stock	4,820,045	48	790	—	838
Tax benefit of stock options exercised			463		463
Appreciation of variable stock grant			655		655
Other	—	—	100	—	100
Net profit	—	—	—	18,109	18,109
Balance at March 31, 2004	15,026,470	150	$ 44,626	$ (9,748)	$ 35,028

* The accompanying notes are an integral part of these financial statements

Schick Technologies, Inc. and Subsidiary
Consolidated Statements of Cash Flows
*** (In thousands)**

	Year ended March 31, 2004	2003	2002
Cash flows from operating activities			
Net income	$ 18,109	$ 11,825	$ 3,088
Adjustments to reconcile net income to net cash provided by operating activities			
Deferred tax asset	(6,630)	(5,530)	—
Tax benefit of stock options exercised	463	75	—
Depreciation and amortization	1,063	1,289	1,527
Gain from repayment of long-term debt	(50)	—	—
Provision for (recovery of) bad debts	105	—	(93)
Provisions for excess and obsolete inventory	185	259	292
Amortization of deferred finance charge	150	135	169
Gain on sale of investment	—	(45)	—
Interest accretion	—	—	365
Non-cash compensation	433	222	—
Other	—	150	(51)
Changes in assets and liabilities:			
Accounts receivable	(1,055)	(220)	(1,742)
Inventories	(203)	(493)	723
Prepayments and other current assets	(430)	(115)	(91)
Other assets	(103)	(58)	(15)
Accounts payable and accrued expenses	620	804	(626)
Income taxes payable	138	4	—
Deposits from customers	(43)	1	(453)
Warranty obligations	179	(16)	(69)
Deferred revenue	899	26	447
Net cash provided by operating activities	13,830	8,313	3,471
Cash flows from investing activities			
Proceeds of short-term investments	712	431	5
Purchase of short-term investments	—	(671)	(417)
Proceeds from sale of investment	—	169	662
Capital expenditures, net	(292)	(476)	(825)
Net cash provided by (used in) investing activities	420	(547)	(575)
Cash flows from financing activities			
Issuance of common stock	837	63	1
Payment of long-term debt	(1,453)	(2,351)	(3,442)
Net cash used in financing activities	(616)	(2,288)	(3,441)
Net increase (decrease) in cash and cash equivalents	13,634	5,478	(545)
Cash and cash equivalents at beginning of period	7,100	1,622	2,167
Cash and cash equivalents at end of period	$ 20,734	$ 7,100	$ 1,622
Interest paid	$ 32	$ 196	$ 955
Income taxes paid	$ 111	$ 91	$ —

In March 2004, the Company's former lender exercised 4,802,500 warrants and the Company issued 4,527,716 unregistered shares of common stock.

* The accompanying notes are an integral part of these financial statements

Schick Technologies, Inc. and Subsidiary
Notes to Consolidated Financial Statements
(Amounts In thousands, except share and per share amounts)

1. Organization and Business

Schick Technologies, Inc. (the "Company") designs, develops, manufactures and markets innovative digital radiographic imaging systems and devices for the dental and medical markets that utilize low dosage radiation to produce instant computer generated, high-resolution, electronic x-ray images. The Company's products are sold worldwide.

The Company operates in one reportable segment — digital radiographic imaging systems. The Company's principal products include the CDR® computed digital radiography imaging system and the accuDEXA® bone densitometer.

The following is a summary of the Company's revenues from its principal products (including warranty revenue relating to each respective product):

	% Of Total Revenue		
	2004	**2003**	**2002**
CDR®	98%	98%	97%
AccuDEXA®	2%	2%	3%
	100%	100%	100%

2. Summary of Significant Accounting Policies

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Schick New York. All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions relate to the allowance for doubtful accounts, allowances for estimated sales returns, estimated costs of initial warranties, and the valuation allowance on deferred tax assets. Management has exercised reasonable judgment in deriving these estimates. However, actual results could differ from these estimates. Consequently, an adverse change in conditions could affect the Company's estimates.

Cash Equivalents

Cash equivalents consist of short-term, highly liquid investments, with original maturities of less than three months when purchased and are stated at cost. At March 31, 2004, cash balances in excess of FDIC insurance approximates $20.5 million.

Short-Term Investments

Investments with original maturities greater than three months and less than one year when purchased are classified as short-term investments. Investments are categorized as held-to-maturity and are carried at amortized cost, without recognition of gains or losses that are deemed to be temporary, as the Company has both the intent and the ability to hold these investments until they mature.

Accounts Receivable

The Company reports accounts receivable net of reserves for uncollectible accounts. The majority of the Company's accounts receivable (58% and 62%, at March 31, 2004 and 2003, respectively) are due from its exclusive domestic distributor, Patterson Dental Company ("Patterson"). Other accounts receivable are due from international distributors and agencies of the US military. Credit is extended to distributors on varying terms between 30 and 90 days. Most international credit is underwritten by credit insurance. The Company provides an allowance for doubtful accounts based upon analysis of the accounts receivable aging. The Company writes off accounts receivable when they become uncollectible. Subsequently received payments are credited to operations.

Inventories

Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market value. Cost is determined principally on the standard cost method for manufactured goods and on the average cost method for other inventories, each of which approximates actual cost on the first-in, first-out method. The Company establishes reserves for inventory estimated to be obsolete, unmarketable or slow moving inventory equal to the difference between the cost of inventory and estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those anticipated or if changes in technology affect the Company's products, additional inventory reserves may be required.

Equipment

Equipment is stated at cost. The cost of additions and substantial improvements to equipment is capitalized. The cost of maintenance and repairs of equipment is charged to operating expenses. Depreciation and amortization are provided on the straight-line method over the lesser of the estimated useful lives of the related assets ranging from five to ten years or, where appropriate, the lease term.

Revenue Recognition

The Company recognizes revenue when each of the following four criteria is met: 1) a contract or sales arrangement exists; 2) products have been shipped and title has been transferred or services have been rendered; 3) the price of the products or services is fixed or determinable; and 4) collectibility is reasonably assured. Revenues from sales of the Company's hardware and software products are recognized at the time of shipment to customers, and when no significant obligations exist and collectibility is probable. The Company provides its exclusive domestic distributor with a 30-day return policy but allows for an additional 15 days, and accordingly recognizes allowances for estimated returns pursuant to such policy at the time of shipment. Revenue from shipments to foreign customers is recognized at the time of shipment in accordance with foreign sales orders. With respect to products shipped to its exclusive domestic distributor, the Company defers revenue until Patterson ships such inventory from its distribution centers. Amounts received from customers in advance of product shipment are classified as deposits from customers. The Company records as revenue shipping and handling charges invoiced to customers. The cost of shipping and handling is recorded in cost of sales. Revenues from the sale of extended warranties on the Company's products are recognized on a straight-line basis over the life of the extended warranty, which is generally a one-year period. Deferred revenues relate to extended warranty fees paid by customers prior to the performance of extended warranty services, to certain shipments to Patterson, as described above, and to the 90-day exchange program for CDR® wireless, as follows: Patterson instituted a policy permitting, under specific circumstances, the exchange of CDR® wireless products, sold after October 23, 2003, for wired CDR® products. This exchange is allowed for a period of 90 days from the date of installation in the event that external radio-frequency sources cause interference that cannot be resolved. Accordingly, the Company has deferred recognition of revenue related to Patterson's shipment of the CDR® wireless product until the foregoing 90-day period has elapsed.

Advertising Costs

Advertising costs included in selling and marketing expenses are expensed as incurred and were $437, $568 and $492, for the years ended March 31, 2004, 2003, and 2002, respectively.

Warranties

The Company records a liability for an estimate of costs that it expects to incur under its basic limited warranty when product revenue is recognized. Factors affecting the Company's warranty liability include the number of units sold and historical and anticipated rates of claims and costs per claim. The Company periodically assesses the adequacy of its warranty liability based on changes in these factors.

The Company records revenues on extended warranties on a straight-line basis over the term of the related warranty contracts (generally one year). Deferred revenues related to extended warranty were $2.4 million and $2.3 million at March 31, 2004 and 2003, respectively. Services costs are expensed as incurred.

Research and Development

Research and development costs consist of expenditures covering basic scientific research and the application of scientific advances to the development of new and improved products and their uses. Research and development costs are expensed as incurred. Software development costs for external use software incurred after the establishment of technological feasibility are capitalized and amortized to cost of revenues on a straight-line basis over the expected useful life of the software. Software development costs incurred prior to the attainment of technological feasibility are considered research and development and are expensed as incurred. Costs of software developed for internal use incurred during the development of the application are capitalized and amortized to operating expense on a straight-line basis over the expected useful life of the software. The Company did not capitalize any software development costs during 2004, 2003 and 2002.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets and liabilities reflect the tax rates expected to be in effect for the years in which the differences are expected to reverse. A valuation allowance is provided if it is more likely than not that some or the entire deferred tax asset will not be realized.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and debt approximates fair value due to the relatively short maturity associated with the Company's cash, accounts receivable and accounts payable and the interest rates associated with its debt.

Goodwill and Other Intangible Assets

Goodwill represents the cost of acquired companies in excess of the fair value of the net assets acquired. At the date of acquisition, goodwill is allocated to reporting units based on net assets assigned to that unit. Effective April 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", which established financial accounting and reporting for acquired goodwill and other intangible assets and superseded Accounting Principles Board Opinion ("APB") No. 17, "Intangible Assets". Under SFAS No. 142 goodwill and indefinite-lived purchased intangible assets are no longer amortized but are reviewed at least annually for impairment. The Company has elected to perform this review annually as of February 28.

Identifiable intangible assets that have finite lives continue to be amortized over their estimated useful lives. Other intangible assets include costs incurred to secure patents and deferred financing costs, and are included in other assets. Finite-lived purchased intangible assets are amortized principally by the straight-line method over their expected period of benefit. Costs incurred to secure patents and deferred financing costs are amortized by the straight-line method over periods of five years and over the term of the loan, respectively.

Long-lived assets and intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Stock-based compensation

At March 31, 2004, the Company has stock-based compensation plans which are described more fully in Note 14. As permitted by SFAS No. 123, "Accounting for Stock Based Compensation", the Company accounts for stock-based compensation arrangements with employees under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees, and related Interpretations". No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Year ended March 31,		
	2004	**2003**	**2002**
Net income, as reported	$ 18,109	$ 11,825	$ 3,088
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	359	476	474
Pro forma net income	$ 17,750	$ 11,349	$ 2,614
Earnings per share:			
Basic-as reported	$ 1.69	$ 1.17	$ 0.30
Basic-pro forma	$ 1.66	$ 1.12	$ 0.26
Diluted-as reported	$ 1.07	$ 0.78	$ 0.26
Diluted-pro forma	$ 1.05	$ 0.75	$ 0.22

Reclassifications

Certain reclassifications have been made to the prior years' financial statements to conform to the current presentation.

3. Recently Issued Accounting Standards

Revenue Recognition

In November 2002, the Emerging Issues Task Force reached a consensus opinion of EITF 00-21, "Revenue Arrangements with Multiple Deliverables". That consensus provides that revenue arrangements with multiple deliverables should be divided into separate units of accounting if certain criteria are met. The consideration of the arrangement should be allocated to the separate units of accounting based on their relative fair values, with different provisions if the fair value of all deliverables are not known or if the fair value is contingent on delivery of specified items or performance conditions. Applicable revenue criteria should be considered separately for each separate unit of accounting. EITF 00-21 was effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Entities may elect to report the change as a cumulative effect adjustment in accordance with APB Opinion 20, "Accounting Changes." The adoption of EITF 00-21 did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

Accounting for Certain Financial Instruments

In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS150, "Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity". It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003 (except for mandatorily redeemable noncontrolling interests). For all instruments that existed prior to May 31, 2003, SFAS 150 is effective at the beginning of the first interim period beginning after June 15, 2003 (except for mandatorily redeemable noncontrolling interests). For mandatorily redeemable noncontrolling interests, the FASB has deferred certain provisions of SFAS 150. The adoption of SFAS 150 did not have a material effect on our consolidated financial position, results of operations or cash flows.

Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities," as amended by FIN No. 46® in December 2003. FIN 46® requires certain variable interest entities to be consolidated by the primary beneficiary if the entity does not effectively disperse risk among the parties involved. The provisions of FIN No. 46® are effective immediately for those variable interest entities created after January 31, 2003. The provisions were effective for the quarter ended September 30, 2003 for those variable interest entities held prior to February 1, 2003. The Company does not currently have any variable interest entities as defined in FIN No. 46®. Consequently, the adoption of FIN No. 46® had no material impact on the Company's results of operations, financial position or cash flows.

4. Accounting for Business Combinations, Intangible Assets and Goodwill

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets". The new standards require that all business combinations initiated after June 30, 2001 must be accounted for under the purchase method. In addition, all intangible assets acquired that are obtained through contractual or legal right, or are capable of being separately sold, transferred, licensed, rented or exchanged, shall be recognized as assets apart from goodwill. Goodwill and intangibles with indefinite lives will no longer be subject to amortization, but will be subject to at least an annual assessment for impairment by applying a fair value based test.

The Company continued to amortize under its then current method until March 31, 2002. Thereafter, annual goodwill amortization of $107 is no longer recognized. In August 2002, the Company performed a transitional fair value based impairment test and in, March 2004 and 2003, performed annual fair value impairment tests. These tests indicate that the fair value is greater than the recorded value of goodwill. Therefore the Company's goodwill was not impaired during the year ended March 31, 2004 and 2003.

The adjustment of previously reported net income and earnings per share represents the recorded amortization of goodwill. The impact on net income and basic and diluted earnings per share for the years ended March 31, 2004, 2003 and 2002 are set forth below:

	Year ended March 31		
	2004	2003	2002
Reported net income	$ 18,109	$ 11,825	$ 3,088
Add back of goodwill amortization	—	—	107
Adjusted net income	$ 18,109	$ 11,825	$ 3,195
Basic and diluted earnings per share:			
Basic net income	$ 1.69	$ 1.17	$ 0.30
Diluted net income	$ 1.07	$ 0.78	$ 0.26
After effect of change in accounting principle			
Basic net income	$ 1.69	$ 1.17	$ 0.32
Diluted net income	$ 1.07	$ 0.78	$ 0.27

5. Earnings Per Share

Basic earnings per share ("Basic EPS") is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share ("Diluted EPS") gives effect to all dilutive potential common shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on earnings. The following table is the reconciliation from basic to diluted shares for the years ended March 31, 2004, 2003 and 2002.

	Year Ended March 31,		
	2004	2003	2002
Basic shares	10,710,742	10,148,991	10,137,209
Dilutive:			
Options	1,381,554	940,381	449,384
Warrants	4,772,192	4,054,627	1,328,758
Diluted shares	16,864,488	15,143,999	11,915,351

At March 31, 2004, 2003 and 2002, outstanding options and warrants to purchase 87,061, 434,066 and 2,393,833 shares of common stock, respectively, at exercise prices ranging from $0.50 to $27.72 per share have been excluded from the computation of diluted earnings per share as they are antidilutive.

6. Inventories

Inventories at March 31, 2004 and 2003, net of provisions for excess and obsolete inventories, are comprised of the following:

	2004	2003
Raw materials	$ 2,088	$ 2,103
Work-in-process	246	241
Finished goods	723	695
Total inventories	$ 3,057	$ 3,039

7. Equipment

Equipment at March 31, 2004 and 2003 is comprised of the following:

	2004	2003
Production equipment	$ 5,751	$ 5,572
Computer and communications equipment	2,493	2,389
Demonstration equipment	944	944
Leasehold improvements	1,907	1,907
Other equipment	137	128
Total equipment	11,232	10,940
Less accumulated depreciation and amortization	9,827	8,789
Equipment, net	$ 1,405	$ 2,151

8. Short-term investments

At March 31, 2004, the Company held no short-term investments. Held-to-maturity securities at March 31, 2003 included short-term U.S. Treasury and government agency debt securities of $660 on an amortized cost basis, with maturity dates of less than one year. The gross unrealized gains and losses at March 31, 2003 on held-to-maturity securities were insignificant.

9. Accounts payable and accrued expenses

Accounts payable and accrued expenses are summarized as follows at March 31, 2004 and 2003:

	2004	2003
Advertising and marketing expenses	$ 103	$ 106
Inventory	435	635
Printing	—	100
Professional fees	290	40
Refunds payable	95	95
Royalties	120	82
Travel and entertainment	118	190
Other	295	220
Accounts payable and accrued expenses	$ 1,456	$ 1,468

10. Debt

Long-term debt is summarized as follows at March 31, 2003:

	2003
Term notes	$ 1,503
Less current maturities	1,503

Secured Term Notes

The Company prepaid its secured term notes with Greystone Funding Corporation ("Greystone") in full on June 30, 2003. In connection with the notes, the Company had in 1999 granted the lender 650,000 warrants at an exercise price of $0.75 expiring in December 2006. The President of the Company acquired 97,500 of these warrants as Greystone's designee. The fair value of the warrants amounted to $726, and is being accounted for as deferred financing costs. The deferred cost $(150 at March 31, 2003) was charged to interest expense during the year ended March 31, 2004. Interest expense of approximately $135 relating to this warrants issuance was recognized for the year ended March 31, 2003. In March 2004, Greystone exercised all of these 552,500 warrants.

Former Secured Credit Facility

In December 1999 (as amended in March 2000), the Company entered into a Loan Agreement (the "Loan Agreement") with Greystone to provide up to $7.5 million of subordinated debt in the form of a secured credit facility. Pursuant to the Loan Agreement, and to induce Greystone to enter into said Agreement, the Company issued to Greystone, or its designees, warrants to purchase 3,000,000 shares of the Company's Common Stock at an exercise price of $0.75 per share. The Company also issued to Greystone or its designees warrants to purchase an additional 2,000,000 shares at an exercise price of $0.75 per share in connection with a $1 million drawdown under the Loan Agreement. The President of the Company acquired 750,000 of these warrants as Greystone's designee.

The secured term notes and secured credit facility were subject to various financial and restrictive covenants including, among others, interest coverage, current ratio, and EBITDA. On July 5, 2001, the Company repaid all outstanding advances under the Greystone Loan Agreement, together with all unpaid accrued interest thereunder (aggregating $1.05 million), and concurrently terminated said Loan Agreement. Approximately $423 representing the unamortized discount and deferred financing costs relating to the Loan Agreement was charged to expense in July 2001.

On July 12, 2001, the Company and Greystone entered into a termination agreement effective as of March 31, 2001, acknowledging the repayment and surrender of the line of credit and cancellation of additional warrants, which had not vested, and agreeing that all the Company's obligations thereunder have been fully satisfied. The Company and Greystone further agreed, among other matters, that five million warrants held by Greystone and its assigns to purchase Common Stock of the Company remained in full force and effect and that the Registration Rights Agreement between Greystone and the Company dated as of December 27, 1999 remained in full force and effect. In March 2004 Greystone exercised all of these 4,250,000 warrants.

11. Income Taxes

The following table provides detail of the income tax benefit for the years ended March 31, 2004, 2003 and 2002:

	Year Ended March 31,		
	2004	2003	2002
Current provision			
Federal	$ 250	$ 95	$ —
State	—	—	—
Total current provision	250	95	—
Deferred tax benefit			
Federal	(4,911)	(4,423)	—
State	(1,256)	(1,032)	—
Total deferred tax benefit	(6,167)	(5,455)	—
Total income tax benefit	$ (5,917)	$ (5,360)	$ —

The reconciliation between the U.S. federal statutory rate and the Company's effective tax rate is as follows:

	Year Ended March 31,		
	2004	2003	2002
Tax benefit at federal statutory rate	34.0%	34.0%	34.0%
State income tax expense, net of federal tax benefit	5.3%	5.3%	-8.1%
Permanent differences	-0.9%	-1.5%	0.9%
Alternative minimum tax	2.0%	1.4%	—
Research and development tax credit	—	—	2.2%
Federal and state net operating loss and credits (used) in the current year or generated in the year in which there is no benefit	-37.0%	-37.8%	-29.0%
Federal and state valuation allowance reversal	-54.4%	-83.2%	—
Other	2.5%	1.2%	—
Effective tax rate	-48.5%	-80.6%	0.0%

Significant components of the Company's deferred tax assets (liabilities) at March 31, 2004, 2003 and 2002 are as follows:

	March 31,		
	2004	2003	2002
Net operating loss carryforwards	$ 6,885	$ 12,484	$ 14,636
Reserves and allowances for inventory	1,155	1,238	1,257
Accounts receivable and warranties	1,966	1,566	1,862
Tax credit and carryforwards	2,016	1,581	1,421
Depreciation and other	91	80	575
Other	47	(64)	65
	12,160	16,885	19,816
Valuation allowance	—	(11,355)	(19,816)
Net deferred tax asset	$ 12,160	$ 5,530	$ —

During the fourth quarter of the fiscal year ended March 31, 2003, the Company reduced its deferred tax valuation allowance by $5.5 million. During the fourth quarter of the fiscal year ended March 31, 2004, the Company reduced its deferred income tax valuation allowance by $6.6 million since the Company believes that it is more likely than not that such tax benefit will be realized. In assessing the valuation allowance, the Company has considered future taxable income and has determined that it is more likely than not that the deferred tax asset will be realized. The Company will have to generate future taxable income of $17.5 million to fully utilize its net operating loss carryforward. Changes in these circumstances, such as a decline in future taxable income, may result in the reestablishment of a valuation allowance. During fiscal 2004, 2003 and 2002 the Company's utilization of its net operating losses resulted in a reduction of current taxes in the amount of $4.8 million, $2.9 million and $0.6 million, respectively.

At March 31, 2004, the Company has a net operating loss carryforward for Federal income tax purposes of $17.5 million expiring in fiscal 2019 to 2021. While the net operating loss is currently not subject to limitation under IRC Section 382, any future changes of ownership, as defined within IRC Section 382 may affect future utilization of such net operating loss.

Under current tax law, the utilization of the Company's tax attributes will be restricted if an ownership change, as defined, were to occur. Section 382 of the Internal Revenue Code provides, in general, that if an "ownership change" occurs with respect to a corporation with net operating and other loss carryforwards, such carryforwards will be available to offset taxable income in each taxable year after the ownership change only up to the "Section 382 Limitation" for each year (generally, the product of the fair market value of the corporation's stock at the time of the ownership change, with certain adjustments, and a specified long-term tax-exempt bond rate at such time). The Company's ability to use its loss carryforwards would probably be limited in the event of an ownership change.

12. Warranties

The Company records a liability for an estimate of costs that it expects to incur under its basic limited warranty when product revenue is recognized. Factors affecting the Company's warranty liability include the number of units sold and historical and anticipated rates of claims and costs per claim. The Company periodically assesses the adequacy of its warranty liability based on changes in these factors.

The following table reconciles aggregate warranty liability as at March 31:

	2004	2003
Beginning balance	$ 56	$ 72
Warranties issued in period	2,439	1,971
Warranties paid in period	(2,285)	(1,987)
Balance end of period	$ 210	$ 56

The Company records revenues on extended warranties on a straight-line basis over the term of the related warranty contracts (generally one-year). Deferred revenues related to extended warranties were $2.4 and $2.3 million at March 31, 2004 and 2003, respectively.

13. Concentration of Risks and Customer Information

The Company's future results of operations involve a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from expectations include, but are not limited to, dependence on key personnel, government regulation, manufacturing disruptions, competition, reliance on certain customers and vendors, absence of redundant facilities, credit risk, product liability and other liability claims, adequacy of insurance coverage and litigation.

Substantially all of the Company's sales are to domestic and foreign dentists, doctors, and distributors of dental and medical supplies and equipment. Financial instruments that potentially subject the Company to concentrations of credit risks are primarily accounts receivable and cash equivalents. The Company generally does not require collateral and the majority of its trade receivables are unsecured. The Company is directly affected by the financial well being of the dental and medical industries. The Company places its cash equivalents in short-term money market instruments.

The Company currently purchases each of its primary raw materials, the active-pixel sensor ("APS") and the charged coupled device ("CCD") semiconductor wafers, from single suppliers. During the fourth quarter of fiscal 1998, the Company experienced a delay in the supply flow from its CCD vendor, which resulted in manufacturing and product shipment delays. Although there are a number of manufacturers capable of supplying these materials, which the Company believes could provide for its semiconductor requirements on comparable terms, such delays could occur again.

Approximately $9.9 million of the Company's sales in fiscal 2004 and $6.2 million thereof in each of fiscal 2003 and 2002, were to foreign customers. The majority of such foreign sales were to customers in Europe and Asia. During 2004, 2003 and 2002, sales of $21.6, $15.4 million and $9.9 million, respectively, were made to a single customer.

On April 6, 2000, the Company entered into an agreement with Patterson Dental Company which granted Patterson exclusive rights to distribute the Company's dental products in the United States and Canada effective May 1, 2000.

14. Commitments and Contingencies

Employment Agreements and Termination of Employment Arrangements

The Company has employment agreements with certain executive officers. As of March 31, 2004, minimum compensation obligations under these employment agreements are $322 for the year ending March 31, 2005. Two employment agreements with Company executives, the current CEO and former CEO respectively, are included in these obligations. Both of these agreements were terminated in June 2004 upon the resignation of the former CEO and the appointment of the current CEO. In June 2004, the Company entered into a Consulting and Non-Competition Agreement with its former CEO, and employment agreements with its current CEO and with its Executive Vice-President of Sales and Marketing. These agreements provide for aggregate cumulative payments of $2.5 million, consisting of $724 in fiscal 2005, $932 in fiscal 2006, $741 in fiscal 2007 and $144 in fiscal 2008. See Note 18, "Subsequent Events."

In addition, certain of the Company's agreements provide for the issuance of common stock and/or common stock options to the executives, which generally vest ratably over the term of the agreements (2-3 years). Additionally, certain executives may earn bonus compensation based upon the specific terms of the respective agreements, as defined.

Operating Leases

The Company leases its facilities under an operating lease agreement expiring June 2007. Rent expense for the years ended March 31, 2004, 2003, and 2002 was $646, $367, and $470 respectively.

Future minimum payments on a fiscal year basis under non-cancelable operating leases are as follows:

2005	$ 486
2006	506
2007	526
2008	137
	$ 1,655

Product Liability

The Company is subject to the risk of product liability and other liability claims in the event that the use of its products results in personal injury or other claims. Although the Company has not experienced any product liability claims to date, any such claims could have an adverse impact on the Company. The Company maintains insurance coverage related to product liability claims, but there can be no assurance that product or other claims will not exceed its insurance coverage limits, or that such insurance will continue to be maintained or to be available on commercially acceptable terms, or at all.

SEC Investigation and other

In August 1999, the Company, through its outside counsel, contacted the Division of Enforcement of the Securities and Exchange Commission ("SEC") to advise it of certain matters related to the Company's restatement of earnings for interim periods of fiscal 1999. Subsequent thereto, the SEC requested the voluntary production of certain documents and the Company provided the SEC with the requested materials. On August 17, 2000 and April 30, 2003, the SEC served subpoenas upon the Company, pursuant to a formal order of investigation, requiring the production of certain documents. The Company timely provided the SEC with the subpoenaed materials. The Company has been informed that since January 2002 the SEC and/or the United States Attorney's Office for the Southern District of New York have served subpoenas upon and/or contacted certain individuals, including current and former officers and employees of the Company, and a current Director, in connection with this matter. On June 13, 2002, the Company was advised by counsel to David Schick, the Company's former chief executive officer, that the United

States Attorney's Office for the Southern District of New York had notified such counsel that Mr. Schick was a target of the United States Attorney's investigation of this matter. The Company has cooperated with the SEC staff and U.S. Attorney's Office.

On November 14, 2003, the SEC filed a civil action in the United States District Court for the Eastern District of New York against the Company, its former chief executive officer, and its former vice president of sales & marketing. The SEC complaint alleges fraud, and books and records and reporting violations under Sections 10(b), 13(a) and 13(b)(2) of the Securities Exchange Act and various rules promulgated thereunder in connection with the financial statements included in the Company's reports on Form 10-Q for the quarters ended June 30, September 30 and December 31, 1998. The SEC complaint seeks to enjoin the Company from future violations of those provisions of the Exchange Act and the rules thereunder, as well as disgorgement of any ill-gotten gains, which the Company does not believe to be material in amount. With respect to the other defendants, the complaint seeks injunctive relief, civil penalties, disgorgement and an officer/director bar.

In September 2003, the Board of Directors appointed a Special Litigation Committee, consisting of Messrs. Blank (Chair), Hood, Landesman and Rocca, which has oversight responsibility and authority with respect to the SEC/U.S. Attorney matter. The Company promptly commenced discussions with the SEC's northeast regional office in an effort to resolve the complaint against the Company. There can be no assurance that those discussions will continue and/or will be successful. The Company will continue to incur significant legal fees and may incur indemnification costs. However, the Company believes that the magnitude of such expenditures will not adversely affect its ongoing business operations.

The Company cannot predict the potential outcome of these matters and their impact on the Company and, therefore, has made no provision relating to these matters in the accompanying consolidated financial statements.

Litigation

The Company may be a party to a variety of legal actions (in addition to that referred to above), such as employment and employment discrimination-related suits, employee benefit claims, breach of contract actions, tort claims, shareholder suits, including securities fraud, and intellectual property related litigation. In addition, because of the nature of its business, the Company is subject to a variety of legal actions relating to its business operations. Recent court decisions and legislative activity may increase the Company's exposure for any of these types of claims. In some cases, substantial punitive damages may be sought. The Company currently has insurance coverage for some of these potential liabilities. Other potential liabilities, such as those based upon the commission of fraud, may not be covered by insurance, insurers may dispute coverage, or the amount of insurance may not be sufficient to cover the damages awarded. In addition, certain types of damages, such as punitive damages, may not be covered by insurance and insurance coverage for all or certain forms of liability may become unavailable or prohibitively expensive in the future.

15. Stock Option Plan, Stock Grants and Defined Contribution Plan

Stock Option Plan and Stock Grants

In April 1996, the Company implemented its 1996 Stock Option Plan (the "Plan") whereby incentive and non-qualified options to purchase shares of the Company's common stock may be granted to employees, directors and consultants. In September 1998, the Plan was amended to increase the number of shares of common stock issuable under the Plan from 470,400 to 1,000,000, and the Plan was further amended in November 2000 to increase the number of shares of common stock issuable under the Plan to 3,000,000. The Board of Directors determines exercise and vesting periods and the exercise price of options granted under the Plan. The Plan stipulates that the exercise price of non-qualified options granted under the Plan must equal or exceed 85% of the fair market value of the Company's common stock as of the date of grant of the option; however, the Company has never granted options having an exercise price lower than the fair market value of the underlying common stock on the date of grant. Additionally, no option may be exercisable after ten years from the date of grant. Options granted under the plan generally vest over a period of four years.

In 1997, the Company adopted the Directors Plan. In November 2002, the plan was amended to increase the number of shares of Common Stock issuable to 600,000. At March 31, 2004, 2003 and 2002, a total of 488,000, 330,000 and 266,875 options to purchase common stock pursuant to the Directors Plan were outstanding, respectively. The plan stipulates that the exercise price of non-qualified options granted under the plan must equal or exceed 85% of the fair market value of the Company's common stock as of the date of grant of the option, and no option may be exercisable after ten years from the date of grant. Options granted under the plan generally vest over a period of four years. The Company has never granted options at less than market on the date of grant.

The fair value of options granted to employees and directors during 2004, 2003 and 2002 has been determined on the date of the respective grant using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

	2004	2003	2002
Dividend yield	None	None	None
Risk-free interest rate on date of grant	1.04%-1.29%	2.24%-3.03%	2.81%-3.56%
Forfeitures	None	None	None
Expected life	4 years	4 years	4 years
Volatility	75%	82%	84%
Weighted average fair value per share	$4.10	$1.62	$0.55

The following table summarizes information regarding stock options for 2004, 2003 and 2002:

	2004		2003		2002	
	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price
Options outstanding, beginning of year	2,077,538	$ 2.54	1,840,426	$ 2.47	1,046,807	$ 3.53
Options granted	362,997	7.41	332,862	2.69	859,739	1.31
Options exercised	(292,328)	1.44	(68,100)	0.98	(1,176)	1.00
Options forfeited	(23,943)	10.52	(27,650)	3.72	(64,944)	4.14
Options outstanding, end of year	2,124,264	$ 3.36	2,077,538	$ 2.54	1,840,426	$ 2.47

Range of exercise prices	Options outstanding at March 31, 2004	Weighted average remaining contractual life (years)
$0.50 to $1.56	1,106,980	6
$2.15 to $3.20	534,591	8
$4.91 to $7.86	388,253	4
$8.25 to $22.97	71,452	4
$24.75 to $27.72	22,988	4

At March 31, 2004, there are 1,475,736 options available for grant pursuant to the Company's option plans.

Defined Contribution Plan

The Company has a defined contribution savings plan, which qualifies under Section 401(k) of the Internal Revenue Code, for employees meeting certain service requirements. Participants may contribute up to 15% of their gross wages not to exceed, in any given year, a limitation set by the Internal Revenue

Service regulations. The plan provides for mandatory matching contributions to be made by the Company to a maximum amount of 2.5% of a plan participant's compensation. Company contributions to the plan approximated $190, $171 and $135, in fiscal 2004, 2003 and 2002, respectively.

16. Stockholders' Equity

In February 2000, an executive was awarded 75,000 shares of the Company's common stock, subject to a risk of forfeiture, which vested as to 25,000 shares on each of December 31, 2000, 2001 and 2002. Upon the sale of any such vested shares, the employee is required to pay the Company $1.32 per share sold within six months following such sale. The Company recorded a note receivable, which is presented as a reduction of Paid in Capital amounting to $99, relating to the stock issuance. The charge to operations relating to this stock award is not material to the financial statements.

In March 2004, Greystone exercised all of its outstanding warrants. In one transaction, Greystone paid $414, to acquire 552,500 unregistered shares of common stock. In a second transaction, Greystone exercised under the cashless provision governing its grant of 4,250,000 warrants and received 3,975,216 unregistered shares of common stock. The market price of the Company's common stock was $11.60 at the date of exercise.

17. Fourth quarter adjustments

During the three months ended March 31, 2004 the Company reduced legal expenses by $0.4 million and recorded a receivable from its D&O insurance carrier as a partial recovery of legal expense incurred in connection with the SEC/US attorney matter. This amount was received during the first quarter of fiscal 2005. During the three months ended March 31, 2004 the Company eliminated its remaining reserve against deferred income taxes and recorded a benefit for income taxes of $6.6 million.

18. Subsequent Events

In May 2004, the Company entered into a Consulting and Non-Competition Agreement with David Schick, effective upon Mr. Schick's resignation in June 2004 as the Company's Chief Executive Officer and Chairman of the Board. The Agreement provides for Mr. Schick to act as a consultant to the Company for a period of three years. It also provides that during the term of the Agreement, and for a period of two years thereafter, Mr. Schick may not compete with the Company, solicit Company employees, customers or vendors, or disclose any of the Company's proprietary information. Pursuant to the Agreement, Mr. Schick is to be compensated, in full payment for the consulting services to be rendered to the Company and for his non-competition and other covenants contained in the Agreement, in the amount of $28,333 per month for a period of 36 months. In addition, the Agreement provides that 66,307 unvested employee stock options held by Mr. Schick continue to vest.

In June, 2004, the Company entered into a three-year employment agreement with Jeffrey T. Slovin. Pursuant to the Agreement, Mr. Slovin is employed as the Company's Chief Executive Officer and President. Mr. Slovin's annual base salary is $325,000, $337,000 and $350,000, respectively, during each year of the initial 3-year term of the Agreement. In addition to base salary, Mr. Slovin is eligible to receive a yearly bonus payment based on the Company's year-over-year Earnings-Per-Share growth, as defined in the Agreement. Pursuant to the Agreement, Mr. Slovin was also awarded 400,000 employee stock options which vest in equal monthly increments over a period of 48 months. Additionally, under the Agreement, all Company stock options held by Mr. Slovin will immediately vest in the event that the Company has a change in control or is acquired by another company or entity, or, under certain circumstances, if Mr. Slovin is terminated from employment without cause. In addition, if Mr. Slovin is terminated without cause, the Agreement provides that he shall receive severance payments equal to 12 months' salary and, if applicable, a pro-rated bonus.

In June, 2004, the Company entered into a two-year employment agreement with Michael Stone. Pursuant to the Agreement, Mr. Stone is employed as the Company's Executive Vice President of Sales and Marketing. Mr. Stone's annual base salary is $250,000 and $260,000, respectively, during each year of the 2-year term of the Agreement. In addition to base salary, Mr. Stone is eligible to receive a yearly bonus payment based on the Company's year-over-year Earnings-Per-Share growth, as defined in the Agreement. Pursuant to the Agreement, Mr. Stone was also awarded 150,000 employee stock options which vest in equal monthly increments over a period of 48 months. Additionally, under the Agreement, all Company stock options held by Mr. Stone will immediately vest in the event that the Company has a change in control or is acquired by another company or entity, or, under certain circumstances, if Mr. Stone is terminated from employment without cause. In addition, if Mr. Stone is terminated without cause, the Agreement provides that he shall receive severance payments equal to 12 months' salary and, if applicable, a pro-rated bonus.

See Note 14, "Commitments and Contingencies - Employment Agreements and Termination of Employment Arrangements."

19. Unaudited selected quarterly financial data

The following is a summary of the Company's unaudited quarterly operating results for the years ended March 31, 2004 and 2003:

	Mar 31, 2004	Dec 31, 2003	Sep 30, 2003	Jun 30, 2003
Statement of Operations Data:				
Revenue, net	$ 10,092	$ 12,124	$ 8,501	$ 8,676
Total cost of sales	3,179	3,063	2,624	2,629
Gross profit	6,913	9,061	5,877	6,047
Gross profit margin	68.5%	74.7%	69.1%	69.7%
Operating expense:				
Selling and marketing	1,613	1,655	1,415	1,435
General and administrative	1,475	1,725	1,541	1,655
Research and development	793	827	839	842
Operating expense	3,881	4,207	3,795	3,932
Income from operations	3,032	4,854	2,082	2,115
Net income	$ 9,009	$ 4,854	$ 2,267	$ 1,979
Earnings per share:				
Basic income	$ 0.76	$ 0.47	$ 0.22	$ 0.19
Diluted income	$ 0.53	$ 0.29	$ 0.13	$ 0.12
Weighted average common shares outstanding (basic)	11,836,330	10,407,356	10,365,939	10,229,697
Weighted average common shares outstanding (diluted)	17,129,496	16,879,982	16,911,580	16,536,892

	Mar 31, 2003	Dec 31, 2002	Sep 30, 2002	Jun 30, 2002
Statement of Operations Data:				
Revenue, net	$ 7,347	$ 8,816	$ 6,750	$ 6,904
Total cost of sales	2,209	2,653	2,474	2,292
Gross profit	5,138	6,163	4,276	4,612
Gross profit margin	69.9%	69.9%	63.3%	66.8%
Operating expense:				
Selling and marketing	1,654	1,482	1,334	1,441
General and administrative	1,492	1,179	1,268	1,102
Research and development	689	663	580	666
Operating expense	3,835	3,324	3,182	3,209
Income from operations	1,303	2,839	1,094	1,403
Net income	$ 6,676	$ 2,805	$ 1,008	$ 1,336
Earnings per share:				
Basic income	$ 0.66	$ 0.28	$ 0.10	$ 0.13
Diluted income	$ 0.42	$ 0.19	$ 0.07	$ 0.09
Weighted average common shares outstanding (basic)	10,170,782	10,154,059	10,147,537	10,138,900
Weighted average common shares outstanding (diluted)	15,868,163	14,957,659	14,465,750	15,212,574

Schedule II

Schick Technologies, Inc. and Subsidiary
Valuation and Qualifying Accounts (in thousands)

		Additions			
	Balance at Beginning Of Period	Charged to Cost and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
ALLOWANCE FOR DOUBTFUL ACCOUNTS					
For the year ended March 31, 2004	$ 42	$ 105		$ 9(a)	$ 138
For the year ended March 31, 2003	717	—		675(a)	42
For the year ended March 31, 2002	1,818			1,008(a) 93(b)	717
RESERVE FOR OBSOLETE/SLOW MOVING INVENTORY					
For the year ended March 31, 2004	$ 2,837	$ 185		$ 189(c)	$ 2,833
For the year ended March 31, 2003	2,899	259		321(c)	2,837
For the year ended March 31, 2002	3,195	292		588(c)	2,899
VALUATION ALLOWANCE — DEFERRED TAX ASSET					
For the year ended March 31, 2004	$ 11,355			$ 6,567(d) 4,788(e)	$ —
For the year ended March 31, 2003	19,816			5,805(d) 2,656(e)	11,355
For the year ended March 31, 2002	21,302			1,486(e)	19,816
PROVISION FOR WARRANTY OBLIGATIONS					
For the year ended March 31, 2004	$ 56	$ 2,439		$ 2,285(f)	$ 210
For the year ended March 31, 2003	72	1,971		1,987(f)	56
For the year ended March 31, 2002	141	2,761		2,830(f)	72

(a) Accounts receivable written off

(b) Accounts receivable recovered

(c) Inventory disposed of

(d) Reduction of valuation allowance and reserve adjustment

(e) NOL used in year

(f) Reduction of reserve

(a) Documents filed as a part of this Report

(1) Consolidated Financial Statements filed as part of this Report:

(2) Financial statement schedules filed as part of this Report

Schedules other than that mentioned above are omitted because the conditions requiring their filing do not exist, or because the information is provided in the financial statements filed herewith, including the notes thereto.

(b) Reports on Form 8-K

1. A Form 8-K was filed on February 9, 2004 and reported on the Company's press release, which announced its third quarter conference call to report the Company's financial results for the third quarter of fiscal year 2004, in Item 7, "Financial Statements, Pro Forma Financial Information and Exhibits," of said Form 8-K.

2. A Form 8-K was filed on February 11, 2004 and reported on the Company's press release, which announced its financial results for the third quarter of fiscal year 2004, in Item 12, "Results of Operations and Financial Condition," of said Form 8-K.

(c) The following Exhibits are included in this report:

Exhibit No.	Item Title	Filed herewith or incorporated by Reference
3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1, File No. 333-33731, filed on June 30, 1997)	*
3.2	Bylaws of the Company, as amended (incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K, filed on July 13, 2001)	*
4.1	Form of Common Stock certificate of the Company (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1, File No. 333-33731, filed on June 30, 1997)	*

Exhibit No.	Item Title	Filed herewith or incorporated by Reference
4.2	Form of private-placement Warrant of the Company (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1, File No. 333-33731, filed on June 30, 1997)	*
4.3	Agreement and Plan of Merger, dated as of May 15, 1997, among Schick Technologies, Inc., a New York corporation, Schick Technologies, Inc., a Delaware corporation and STI Acquisition Corp, a Delaware corporation (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-1, File No. 333-33731, filed on June 30, 1997)	*
10.1	1996 Employee Stock Option Plan, as amended (incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K, filed on July 13, 2001)	*
10.2	1997 Stock Option Plan for Non-Employee Directors, as amended (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K, filed on June 18, 2003)	*
10.3	Form of Non-Disclosure, Non- Solicitation, Non-Competition and Inventions Agreements between Schick Technologies, Inc. and Named Executives of Schick Technologies, Inc. (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1, File No. 333-33731, filed on June 30, 1997)	*
10.4	Service and License Agreement between Photobit, LLC and Schick Technologies, Inc. dated as of June 24, 1996 (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1, File No. 333-33731, filed on June 30, 1997)	*
10.5	Secured Promissory Note between Schick Technologies, Inc. and DVI Financial Services, Inc., dated as of January 25, 1999 (incorporated by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K, filed on March 21, 2000)	*
10.6	Allonge to Secured Promissory Note by and between Schick Technologies, Inc. and DVI Financial Services, Inc., dated as of March 4, 1999 (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K, filed on March 21, 2000)	*
10.7	Security Agreement between Schick Technologies, Inc. and DVI Affiliated Capital, dated January 25, 1999 (incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K, filed on March 21, 2000)	*
10.8	Employment Agreement between Schick Technologies, Inc. and David Schick, dated February 29, 2000 (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K, filed on March 21, 2000)	*
10.9	Employment Letter Agreement between Schick Technologies, Inc. and Zvi Raskin, dated February 6, 2000 (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K, filed on March 21, 2000)	*

Exhibit No.	Item Title	Filed herewith or incorporated by Reference
10.10	Employment Letter Agreement between Schick Technologies, Inc. and Michael Stone, dated January 12, 2000 (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K, filed on March 21, 2000)	*
10.11	Employment Letter Agreement between Schick Technologies, Inc. and William F. Rogers, dated December 31, 1999 (incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K, filed on March 21, 2000)	*
10.12	Separation, Severance and General Release Agreement between Schick Technologies, Inc. and Fred Levine, dated August 27, 1999 (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K, filed on March 21, 2000)	*
10.13	Separation, Severance and General Release Agreement between Schick Technologies, Inc. and Avi Itzhakov, dated August 20, 1999 (incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K, filed on March 21, 2000)	*
10.14	Loan Agreement, dated December 27, 1999, by and between Schick Technologies, Inc., a Delaware corporation, Schick Technologies, Inc., a New York corporation, and Greystone Funding Corporation, a Virginia corporation ("Greystone") (incorporated by reference to Exhibit 1 to the Company's Report on Form 8-K, filed on January 11, 2000)	*
10.15	Stockholders' Agreement, dated December 27, 1999, by and between Schick Technologies, Inc., a Delaware corporation, David B. Schick, Allen Schick and Greystone (incorporated by reference to Exhibit 2 to the Company's Report on Form 8-K, filed on January 11, 2000)	*
10.16	Stock Purchase Agreement, dated December 27, 1999, by and between Schick Technologies, Inc., a Delaware Corporation, and Greystone (incorporated by reference to Exhibit 3 to the Company's Report on Form 8-K, filed on January 11, 2000)	*
10.17	Form of Warrant Certificate Issued to Greystone to Purchase Shares of Common Stock of Schick Technologies, Inc., a Delaware Corporation (incorporated by reference to Exhibit 4 to the Company's Report on Form 8-K, filed on January 11, 2000)	*
10.18	Amended and Restated Loan Agreement, dated March 17, 2000 and made effective as of December 27, 1999, by and between Schick Technologies, Inc., a Delaware corporation, Schick Technologies, Inc., a New York corporation, and Greystone (incorporated by reference to Exhibit 10.25 to the Company's Quarterly Report on Form 10-Q, filed on March 24, 2000)	*

Exhibit No.	Item Title	Filed herewith or incorporated by Reference
10.19	Agreement to Rescind Stock Purchase, dated March 17, 2000 and made effective as of December 27, 1999, by and between Greystone and Schick Technologies, Inc., a Delaware corporation (incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K, filed on June 29, 2000)	*
10.20	Registration Rights Agreement between Schick Technologies, Inc. and Greystone, dated as of December 27, 1999 (incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K, filed on June 29, 2000)	*
10.21	Second Amended and Restated Secured Promissory Note between Schick Technologies, Inc. and DVI Financial Services, Inc., in the principal amount of $5,000,000, dated as of March 15, 2000 (incorporated by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K, filed on June 29, 2000)	*
10.22	Second Amended and Restated Secured Promissory Note between Schick Technologies, Inc. and DVI Financial Services, Inc., in the principal amount of $1,596,189, dated as of March 15, 2000 (incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K, filed on June 29, 2000)	*
10.23	Security Agreement between Schick Technologies, Inc. and DVI Financial Services, Inc., dated as of March 15, 2000 (incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K, filed on June 29, 2000)	*
10.24	Amended and Restated Security Agreement between Schick Technologies, Inc. and DVI Financial Services, Inc., dated as of March 15, 2000 (incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K, filed on June 29, 2000)	*
10.25	Form of Warrant Certificate Issued to DVI Financial Services, Inc. to Purchase Shares of Schick Technologies, Inc. (incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K, filed on June 29, 2000)	*
10.26	Registration Rights Agreement between Schick Technologies, Inc. and DVI Financial Services, Inc., dated as of March 15, 2000 (incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K, filed on June 29, 2000)	*
10.27	Distributorship Agreement, dated April 6, 2000, by and between Schick Technologies, Inc. and Patterson Dental Company (incorporated by reference to Exhibit 10.34 to the Company's Annual Report on Form 10-K, filed on June 29, 2000)	*

Exhibit No.	Item Title	Filed herewith or incorporated by Reference
10.28	Termination Agreement between Greystone and Schick Technologies, Inc. entered into as of March 30, 2001 (incorporated by reference to Exhibit 10.35 to the Company's Annual Report on Form 10-K, filed on July 13, 2001)	*
10.29	Employment Agreement between Schick Technologies, Inc. and Jeffrey T. Slovin, dated November 9, 2001 (incorporated by reference to Exhibit 10.36 to the Company's Annual Report on Form 10-K, filed on June 17, 2002)	*
10.30	Employment Agreement between Schick Technologies, Inc. and David Schick, dated December 20, 2001 (incorporated by reference to Exhibit 10.37 to the Company's Annual Report on Form 10-K, filed on June 17, 2002)	*
10.31	Employment Agreement between Schick Technologies, Inc. and Michael Stone, dated as of January 14, 2002 (incorporated by reference to Exhibit 10.38 to the Company's Annual Report on Form 10-K, filed on June 17, 2002)	*
10.32	Letter Agreement between Schick Technologies, Inc. and David Schick, dated March 4, 2002, amending, in part, the Employment Agreement between Schick Technologies, Inc. and David Schick, dated December 20, 2001 (incorporated by reference to Exhibit 10.39 to the Company's Annual Report on Form 10-K, filed on June 17, 2002)	*
10.33	Consulting and Non-Competition Agreement between Schick Technologies, Inc. and David B. Schick, dated May 7, 2004	+
10.34	Employment Agreement between Schick Technologies, Inc. and Jeffrey T. Slovin, dated June 9, 2004	+
10.35	Employment Agreement between Schick Technologies, Inc. and Michael Stone, dated June 15, 2004	+
14.1	Code of Ethics	+
21.1	List of Subsidiaries of Schick Technologies, Inc.	+
23.1	Consent of Independent Registered Public Accounting Firm	+
24.1	Powers of Attorney (included on signature page of this Report)	+
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	+
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	+
32.1	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	+

Exhibit No.	Item Title	Filed herewith or incorporated by Reference
32.2	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	+
99.1	Cautionary Statement	+

* Previously filed; incorporated herein by reference

\+ Filed herewith

SIGNATURES

Pursuant to the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Long Island City, State of New York, on June 23, 2004.

SCHICK TECHNOLOGIES, INC.

By: /s/ Jeffrey T. Slovin
Jeffrey T. Slovin
Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on June 23, 2004.

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffrey T. Slovin and Zvi N. Raskin (with full power to act alone), as his true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him in his name, place and stead to sign an Annual Report on Form 10-K of Schick Technologies, Inc, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, lawfully do or cause to be done by virtue hereof.

Signature	Title
/s/ Jeffrey T. Slovin Jeffrey T. Slovin	Chief Executive Officer, President and Director
/s/ Ronald Rosner Ronald Rosner	Director of Finance and Administration (Principal financial and accounting officer)
/s/ William K. Hood William K. Hood	Chairman of the Board and Director
/s/ Allen Schick Allen Schick	Director
/s/ Euval Barrekette Euval Barrekette	Director
/s/ Jonathan Blank Jonathan Blank	Director
/s/ Curtis M. Rocca III Curtis M. Rocca III	Director
/s/ Uri Landesman Uri Landesman	Director

EXHIBIT 10.33

CONSULTING AND NON-COMPETITION AGREEMENT

CONSULTING AND NON-COMPETITION AGREEMENT (the "Agreement"), dated May 7, 2004, by and between Schick Technologies, Inc., a Delaware corporation, with its principal place of business at 30-00 47th Avenue, Long Island City, New York 11101 (the "Company"), and David B. Schick, residing at 147-48 69th Road, Flushing, New York 11367 (the "Consultant"), and, solely for purposes of Section 1(a) hereof, Curtis M. Rocca III, whose principal place of business is 2998 Douglas Boulevard, Suite 300, Roseville, California 95661, as escrow agent ("Rocca").

RECITALS

WHEREAS, the Company and Consultant are willing to terminate by mutual agreement the Employment Agreement, dated as of December 20, 2001, as amended, between the Company and Consultant (the "Employment Agreement"), pursuant to which Consultant has acted as Chief Executive Officer of the Company up to the Resignations Delivery Date (as hereinafter defined);

WHEREAS, Consultant has demonstrated extensive technical and scientific knowledge, skill and expertise in connection with the design, development and manufacture of digital radiographic imaging systems and devices for the dental and medical markets;

WHEREAS, the Company desires to retain the benefit of such knowledge, skill and expertise to assist it in connection with the conduct of the business of the Company;

WHEREAS, the Company also desires to secure Consultant's agreement not to compete with the Company under the circumstances and for the time periods described in this Agreement and Consultant agrees not to compete with the Company under such circumstances and for the time periods as described herein; and

WHEREAS, the Company is willing to compensate Consultant for his services as a consultant to the Company, together with his non-competition covenants, all upon the terms, covenants and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the compensation paid hereunder, the mutual covenants, agreements and promises hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which is hereby agreed and acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1. Resignations.

(a) Escrow. Concurrent with the execution of this Agreement, Consultant has delivered his executed but undated resignations as Chief Executive Officer of the Company, as Chairman of the Board, and as a member of the Board of Directors of the Company (the "Resignations") as attached as Exhibit A hereto, to Rocca, who shall hold the Resignations in escrow. Consultant hereby authorizes Rocca to date the Resignations and to deliver them out of escrow to the Company in accordance with the provision contained in the Resignations (the date of such delivery being hereinafter referred to as the "Resignations Delivery Date"). The Company shall give written notice to the Consultant promptly after the delivery of the Resignations to the Company, but the failure to give such notice shall be without liability to the Company unless the Consultant has been prejudiced by the failure to receive such notice. The Company and Consultant hereby indemnify and hold harmless Rocca from any damages, losses, claims or any other matters whatsoever with respect to his acting as escrow agent herein.

(b) Termination of the Employment Agreement. As of the Resignations Delivery Date, the Employment Agreement shall be of no further force and effect, and all rights and obligations of the parties thereto, including, without limitation, those set forth in Section V thereof, shall be extinguished. In consideration of the performance by the Company of its covenants in this Agreement, Consultant, knowingly and voluntarily, agrees that Consultant, Consultant's heirs, successors, and representatives, and any person or entity acting for, through or on behalf of Consultant, permanently release, waive, acquit and forever discharge the Company, its subsidiaries, and affiliates, and their respective present and former officers, directors, employees, representatives and agents, along with their successors, heirs and assigns ("Released Parties") from any and all claims, allegations, complaints, proceedings, charges, actions, debts, covenants, contracts, demands, causes of action, liabilities or damages of any kind which Consultant may now have or at any time heretofore had, known or unknown, accrued or unaccrued, attributable to or arising out of or in any way connected with or related to the Released Parties (other than the rights or claims that arise under this Agreement, including, without limitation, the rights provided for indemnification described in Section 13 hereof), from the beginning of time to the date of this Agreement, it being the intention of the parties to make this release as broad and as general as the law permits. Notwithstanding anything to the contrary contained herein, Consultant shall be entitled to receive any wages or bonuses accrued and unpaid as of the Resignations Delivery Date as provided for in the Employment Agreement at such times as they shall be payable to him thereunder.

2. Consulting Services.

(a) Duties. For the three-year period (or such shorter period in the event of early termination in accordance with Section 9 hereof) commencing on the Resignations Delivery Date (the "Consulting Term"), Consultant shall act as a consultant to the Company and shall report directly to the Chief Executive Officer of the Company (the "CEO") or to such other individual(s) as the CEO may designate in his sole and absolute discretion. Consultant shall be responsible to perform the following duties for the benefit of the Company (collectively, the "Consulting Services"):

(i) explore and evaluate new product ideas and enhancements or extensions to existing products;

(ii) troubleshoot technical issues associated with Company products and products under development, as requested by the CEO, and recommend appropriate solutions;

(iii) review and comment (orally or in writing, as may be requested for each particular project) on system requirements documents, design documents, QC and testing procedures, and other technical issues as may be requested by the CEO;

(iv) prepare for the CEO on a timely basis (as determined by the CEO) a quarterly written report and provide oral reports from time to time as shall be requested by the CEO covering: industry trends; competition; analysis of Company product development issues; technical strategic alternatives; new product ideas that may be relevant or applicable to the Company; and technological advancements that may be relevant to the Company's products or market position;

(v) provide in a timely manner (as determined by the CEO) such other reports as may be reasonably requested by the CEO for specific projects;

(vi) attend engineering meetings and design reviews at the invitation of the CEO;

(vii) evaluate technical issues relating to potential products or entity acquisitions;

(viii) conduct specific research and development projects as requested by the CEO, and accept responsibility for providing agreed upon deliverables within agreed timelines;

(ix) provide advice with respect to intellectual property issues with respect to the Company or its technology, as requested by the CEO; and

(x) perform such other services as may be reasonably requested by the CEO.

(b) Time Commitment; Availability. Consultant shall provide the Consulting Services to the Company for at least one hundred forty (140) hours per calendar quarter. Consultant shall use his reasonable best efforts to provide the Consulting Services at times reasonably requested by the Company, Monday through Friday, excluding Company-observed holidays. The Company acknowledges that Consultant may from time to time have other clients and that, as a result of the needs of other clients and other personal or professional responsibilities, Consultant may have scheduling conflicts that will render him unavailable to provide the Consulting Services at certain times.

(c) Location. Except with the prior written consent of the CEO, Consultant shall not perform the Consulting Services on the premises of the Company other than those Consulting Services that in the sole discretion of the Company must be performed on such premises. As soon as reasonably practicable after the Resignations Delivery Date, Consultant shall be responsible for establishing a place of business in a location of Consultant's choosing from which Consultant will perform the Consulting Services generally. Consultant shall bear the cost of all expenses relating to Consultant's place of business. The Company shall not bear any transportation costs relating to Consultant's transportation to or from the Company's premises, except with the prior written approval of the CEO.

Company Policies. During the Consulting Term, Consultant agrees to comply with all policies of the Company applicable to him in effect from time to time.

3. Compensation and Benefits

(a) Consulting and Non-Competition Payment. Subject to Section 9 hereof, the Company shall pay to Consultant, and Consultant shall accept from the Company, in full payment for the Consulting Services rendered to the Company and for Consultant's non-competition and other covenants made in this Agreement, an amount equal to $1,020,000 (the "Fee"), payable in arrears in thirty-six equal monthly payments. The parties hereto acknowledge that the Fee provided for herein is in full consideration of the performance by Consultant of the Consulting Services and the adherence by Consultant to the restrictions of the non-competition and other covenants and that the parties have not attempted to allocate the Fee so as to specify what portion thereof is allocable to the Consulting Services and the non-competition and other covenants. In all circumstances, including the possible early termination of the Consulting Services under the circumstances set forth in Section 9(b) or (c) hereof, Consultant acknowledges as reasonable the sum of (i) the remaining payments to him, if any, in such circumstances, (ii) the partial payment of the Fee already received by him prior to such termination, and (iii) the provisions of Section 8 hereof, in consideration of his continued adherence to the restrictions of the non-competition covenants for the remainder of the Restriction Period (as hereinafter defined).

(b) Health Insurance. The Company shall use its reasonable best efforts, without incurring additional expense, to permit Consultant to participate in the Company's health insurance plan (or a materially similar plan); provided, however, that Consultant agrees to reimburse the Company for all costs associated therewith. Nothing contained herein shall restrict Consultant's (and his dependents') eligibility to instead elect COBRA and other continuation coverages on the same terms afforded other terminating employees of the Company.

(c) Company Car. Subject to the terms and conditions of the applicable lease, Consultant shall have the option, exercisable during the 30 days after the Resignations Delivery Date, to assume the lease for the car leased by the Company and used by Consultant during his term of employment with the Company (the "Company Car"), and to transfer the liability for such lease into Consultant's name or, alternatively, to return the Company Car to the Company.

(d) Expenses. Except as otherwise provided herein, the Company shall reimburse Consultant for all of his reasonable out-of-pocket expenses incurred in the discharge of the Consulting Services, consistent with Company policy as to reimbursable expenses and upon submission of appropriate documentation;

provided, however, that any such expenses in excess of two hundred dollars will not be reimbursed unless the written approval of the CEO has been obtained prior to the incurrence of such expense.

(e) No Other Benefits or Perquisites. Consultant shall be entitled to no other benefits or perquisites other than those provided for in this Section 3 hereof.

4. Independent Contractor. Consultant and the Company agree that for the purposes of this Agreement, Consultant shall be an independent contractor and not an employee of the Company. Except as set forth in Section 3, Consultant shall not be entitled to any salary or other compensation from the Company and will not receive any sick, holiday or vacation pay from the Company. The Company shall not withhold income taxes or pay social security or unemployment taxes for Consultant. Consultant shall be responsible for all income and other tax liability arising out of this Agreement and his status as a consultant to the Company.

5. Non-Competition; Non-Solicitation; Non-Disparagement.

(a) Non-Competition. Consultant hereby covenants and agrees that, from the Resignations Delivery Date until two years after the last day of the Consulting Term (the "Restriction Period"), Consultant shall not engage or become interested in any way (whether as an owner, stockholder, partner, lender, investor, director, officer, employee, consultant or otherwise) ("Become Interested") in any activity, business or enterprise, located within the geographical area of the United States or Canada, that is competitive with medical imaging or dental products ("Competitive Business"), provided that Consultant shall not be restricted herein from performing services for an enterprise that conducts a Competitive Business if the services he provides for such enterprise do not relate to the Competitive Business and if the part of the enterprise in which he performs the services is not engaged in the Competitive Business. By way of illustration and not limitation, Consultant shall not Become Interested during the Restriction Period in any activity, business or enterprise involving digital x-ray products, dental products, or medical imaging products. The Company may waive compliance with the prohibition contained in this Section 5(a) in its sole discretion upon (i) written request therefor by the Consultant, which written request in sufficient detail shall be made prior to the Consultant Becoming Interested in the prohibited activity and (ii) the prior written consent of the Company. Passive ownership of not more than 5% of the outstanding securities of any class of any corporation that are listed on a national securities exchange or traded in the Nasdaq NMS or Small Cap markets shall not be considered a breach of this Section 5(a).

(b) Non-Solicitation. Consultant covenants and agrees that, during the Restriction Period, Consultant shall not solicit or otherwise communicate with any Company customers, employees or vendors or others in any way that could be competitive or otherwise detrimental to the interests of the Company, including, without limitation, any solicitation or attempt to solicit the employment of any person employed by the Company or any inducement or attempt to induce any person employed by the Company to leave such employment.

(c) Non-Disparagement. The Company agrees not to make any disparaging comments regarding Consultant during the Restriction Period; provided, however, that the Company may report information relating to the Resignations publicly and may make such statements as are reasonably required with respect to the existing litigation filed by the Securities and Exchange Commission in the District Court for the Eastern District of New York alleging certain violations of the Federal securities laws (the "SEC Litigation") or other governmental investigations or claims or actions or third party claims arising out of the facts which are the basis for the SEC Litigation. Consultant agrees that, during the Restriction Period, Consultant shall not take any action or make any communication which would disparage the Company, its employees or its products to any third party in any way which would have a negative effect on the Company's operations or reputation in the marketplace.

(d) Acknowledgement. Consultant hereby acknowledges that the scope and duration of the restrictions imposed in the provisions set forth above and in Section 6 hereof are fair and reasonable and are reasonably required for the protection of the Company's Proprietary Information (hereinafter defined) and the goodwill associated with the business of the Company. It is the desire and intent of the parties that such provisions shall be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought.

6. Non-Disclosure.

(a) Proprietary Information. Consultant acknowledges that the Company possesses and shall continue to possess non-public information that has been created, discovered, developed, or otherwise become known to the Company, or in which property rights have been assigned or otherwise conveyed to the Company, which information has commercial value in the business of the Company or in businesses in which the Company may become engaged, including, without limitation, all information or data with respect to the conduct or details of the business of the Company not generally made available to the customers, vendors, or competitors of the Company (whether constituting a trade secret or not); methods of operation; customers and customer lists; supplier lists; sales data; details of contracts with customers, consultants, suppliers or employees; products; proposed products; product concepts; former products; proposed, pending or completed acquisitions of any company, division, product line or other business unit; prices and pricing policies; fees; costs; plans; designs; technology; inventions; trade secrets; processes; structures; formulas; data; know-how; improvements; software; marketing methods; marketing plans; strategies; forecasts; policies; plans; personnel; suppliers; competitors; markets or other specialized information or proprietary matters of the Company (the "Proprietary Information").

(b) Confidentiality. Consultant covenants and agrees that, at all times from and after the date hereof, Consultant shall keep all Proprietary Information completely confidential and in the strictest confidence and Consultant shall not use or disclose any Proprietary Information or anything directly relating to the Proprietary Information to any person or legal entity without the prior written consent of the Company, except as may be necessary in the ordinary course of Consultant's performance of the Consulting Services and only for the benefit of the Company, including without limitation any use or disclosure to the Company and its respective employees, officers and agents. The restriction contained in the preceding sentence shall not apply to any Proprietary Information that (i) is a matter of public knowledge on the date hereof, (ii) becomes a matter of public knowledge after the date hereof solely from a source other than Consultant or any other person subject to an obligation of confidentiality to the Company, or (iii) is required to be disclosed by law or by the order of any court or government agency; provided, that Consultant shall, prior to making such legally required or compelled disclosure, notify the CEO in order to permit the Company to seek an appropriate protective order and, upon such disclosure, shall request confidential treatment thereof.

7. Ownership of Ideas; No Assignments. Consultant hereby acknowledges and agrees to provide the Company with full rights, title and interest in and to all ideas conceived, generated, explored or developed by him during the Consulting Term which may be applicable for sale or use in the medical imaging and dental fields (the "Ideas"); provided that the Company may relinquish its rights hereunder with respect to Ideas upon (a) the written request therefor in sufficient detail by Consultant prior to his undertaking any activity with respect to such Ideas and (b) the prior written consent of the Company to relinquish such Ideas. Except to the extent permitted by Section 5(a) of the Agreement, Consultant shall not accept or agree to accept any assignments from any third parties to develop any products that might be usable in the medical imaging or dental fields.

8. Unvested Stock Options. As further incentive for Consultant to perform the Consulting Services and to comply with the restrictions of the non-competition and other covenants applicable to him under this Agreement, the Company shall take such steps as are necessary or appropriate, consistent with the terms and conditions of the Company's 1996 Stock Option Plan (the "Stock Option Plan"), so that stock options with respect to the 66,307 shares, par value $0.01, of the Company's Common Stock, which were previously granted to Consultant in accordance with the terms of the Stock Option Plan, and which are unvested as of the Resignations Delivery Date, shall continue to vest in accordance with their current vesting schedule; provided, however, that no such unvested options shall vest if, at the date of scheduled vesting, there exists a basis under Section 9(b) or (c) hereof for the Company to terminate the Agreement.

9. Termination.

(a) Material Breach by Consultant. The Company shall have the right to terminate this Agreement and the Consulting Term in the event of a material breach by Consultant, subject to Consultant's right to cure such material breach in accordance with the terms of Section 9(e). If the Company terminates this Agreement for circumstances which constitute a material breach, other than a breach described in Section 9(c) hereof, and cure is not effected by Consultant during the period permitted by Section 9(e), then the Company shall pay to Consultant fifty percent (50%) of the unpaid Fee as of the date of such termination, amortized and payable monthly in arrears on the first day of each month (pro-rated as appropriate) over the remaining term of the Restriction Period, and shall have no further liability to Consultant for compensation and benefits hereunder. In all cases where cure is provided for herein and upon the CEO's recommendation to the Board of Directors of the Company that this Agreement be terminated due to Consultant's failure to cure a material breach, the Board of Directors of the Company shall make the final determination regarding termination of this Agreement.

(b) Additional Grounds for Termination. The Company shall have the right to terminate this Agreement if Consultant: (i) commits any act involving dishonesty which is materially injurious to the Company, or fraud against the Company; (ii) is convicted of a felony; (iii) is convicted of a crime involving moral turpitude that brings the Company into public disrepute or disgrace or causes harm to customer relations, operations or business prospects of the Company; (iv) commits a material breach of the Agreement with respect to the non-competition, non-solicitation, non-disparagement or non-disclosure covenants set forth in Sections 5 and 6 hereof; (v) dies; or (vi) becomes unable to perform his duties under this Agreement. Upon such termination, the Company shall have no further liability to Consultant for compensation or benefits under this Agreement.

(c) Material Breach by Company. In the event of the Company's non-payment of compensation or non-reimbursement of expenses as provided for by this Agreement, Consultant shall have the right to terminate this Agreement, subject to the Company's right to cure such material breach in accordance with the terms of Section 9(e). Upon such termination, Consultant shall be entitled to receive payment in a lump sum of the unpaid balance of the Fee, and thereafter the Company shall have no further liability for compensation or other benefits to Consultant under this Agreement.

(d) Cure. Upon receipt of written notice from the other party of any material breach of this Agreement, other than a breach described in Section 9(c) hereof, the breaching party shall have thirty (30) days to cure such material breach.

10. Notice. All notices, requests, consents and other communications hereunder shall be deemed given: (i) when delivered if delivered personally (including by courier); or (ii) on the day after mailing if sent by a nationally recognized overnight delivery service which maintains records of time, place, and receipt of delivery where the party being served has signed for the delivery, in each case to the parties at the following addresses or to other such addresses as may be furnished in writing by one party to the other in accordance herewith, except that notices of change of address shall be effective only upon receipt:

If to Consultant:

David Schick
Address:

E-mail:

If to the Company:

Schick Technologies, Inc.
30-00 47th Avenue
Long Island City, New York 11101
Attention: General Counsel
Fax: (718) 937-5962
E-mail:

with a copy to:

Dorsey & Whitney LLP
250 Park Avenue
New York, New York 10177-1500
Attention: John B. Wade III
Fax: (212) 953-7201
E-mail: wade.barry@dorseylaw.com

Dickstein Shapiro Morin & Oshinsky LLP
1177 Avenue of the Americas, 47th Floor
New York, New York 10036
Attention: Malcolm I. Ross, Esq.
Fax: (212) 997-9880
E-mail: rossm@dsmo.com

Consultant shall promptly notify the Company in writing, in accordance herewith, of any change of address during the Restriction Period.

11. Severability. In the event that any part of this Agreement shall be held to be unenforceable or invalid, the remaining parts hereof shall nevertheless continue to be valid and enforceable as though the invalid portions were not a part hereof.

12. Binding Agreement. This Agreement shall inure to the benefit of, and shall be binding upon, the parties hereto and their respective legatees, distributees, executors, administrators, personal or legal representatives, successors and assigns.

13. Indemnification. Consultant agrees to save and hold the Company harmless from and against any claim, loss or damage whatsoever (including reasonable attorneys' fees and other costs of enforcement of this Agreement) arising out of a breach by Consultant of his obligations under this Agreement. The foregoing shall be in addition to, and not in limitation of, any rights the Company may have against Consultant arising out of or in connection with this Agreement. The Company agrees to save and hold Consultant harmless from and against any claim, loss or damage whatsoever (including reasonable attorneys' fees and other costs of enforcement of this Agreement) arising out of a breach by the Company of its payment obligations under this Agreement. The foregoing shall be in addition to, and not in limitation of, any rights Consultant may have against the Company arising out of or in connection with this Agreement. This Agreement shall not in any way affect any past or future indemnification rights which Consultant is entitled to according to the By-Laws of the Company.

14. Modifications; Waiver. No change or modification of this Agreement shall be valid unless it is in writing and signed by the parties hereto. No waiver of any provision of this Agreement shall be valid unless in writing and signed by the party against whom it is sought to be enforced. The failure of either party at any time to insist upon strict performance of any condition, promise, agreement or understanding set forth herein shall not be construed as a waiver or relinquishment of the right to insist upon strict performance of the same or other conditions, promises, agreements or understandings at a future time.

15. Entire Agreement. This Agreement contains all of the promises, agreements, conditions, understandings, warranties and representations between the parties hereto with respect to the subject matter hereof, and there are no promises, agreements, conditions, understandings, warranties or representations, oral or written, express or implied, between the parties with respect to such matters other than as set forth herein. Any and all prior agreements between the parties hereto with respect to such matters are hereby revoked and are deemed null and void. This Agreement is, and is intended by the parties to be, an integration of any and all prior agreements or understandings, oral or written, with respect to the subject matter hereof.

16. Governing Law. This Agreement, including without limitation, the interpretation, construction, validity and enforceability thereof, shall be construed and enforced in accordance with and governed by the laws of the State of New York, without regard to such jurisdiction's conflict of laws principles.

17. Forum Selection and Consent to Jurisdiction. Any legal action or proceeding with respect to this Agreement may be brought in any state or federal court in the State of New York and, by the execution and delivery of this Agreement, the Company and Consultant each hereby irrevocably accepts for itself or himself and in respect of any of its or his property, generally and unconditionally, the jurisdiction of the aforesaid courts. The Company and Consultant further irrevocably consent to the service of process out of any of the aforementioned courts in any such action or proceeding by hand delivery or by registered or certified mail, postage prepaid, to the Company or Consultant at the addresses set forth in Section 10, such service to become effective upon hand delivery (including by courier) or ten (10) days after such mailing provided that an electronic copy is concurrently sent to the current e-mail address (as set forth in, or provided by notice to the Company pursuant to, Section 10 hereof) of the party being served. The Company and Consultant hereby irrevocably waive to the fullest extent they may effectively do so, any objection they may have to venue and the defense of an inconvenient forum to the maintenance of such actions or proceedings.

18. Headings. The headings and other captions in this Agreement are for convenience and reference only and shall not be used in interpreting, construing or enforcing any of the provisions of this Agreement.

19. Survival. Notwithstanding anything contained in this Agreement to the contrary, the covenants contained in Sections 5, 6 and 7 hereof shall survive the termination of this Agreement for the periods indicated therein.

20. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and which, taken together, shall constitute one and the same instrument. Any such counterpart may be executed by facsimile signature with only verbal confirmation, and when so executed and delivered shall be deemed an original and such counterpart(s) together shall constitute only one original.

IN WITNESS WHEREOF, the parties have executed this Consulting and Non-Competition Agreement as of the date and year first above written.

SCHICK TECHNOLOGIES, INC.

By: /s/ Jeffrey T. Slovin
Jeffrey T. Slovin
President

/s/ David Schick
David B. Schick

/s/ Curtis M. Rocca
Curtis M. Rocca III, as escrow agent, solely for purposes of Section 1(a) hereof

EXHIBIT 10.34

SCHICK TECHNOLOGIES, INC.

EMPLOYMENT AGREEMENT

THIS AGREEMENT (the "Agreement") is made and entered into as of the 9th day of June 2004, by and between Schick Technologies, Inc., a Delaware corporation ("Schick Delaware") with a business address of 30-00 47th Avenue, Long Island City, New York 11101, and Schick Technologies, Inc., a New York corporation ("Schick New York"), also with a business address of 30-00 47th Avenue, Long Island City, New York 11101 (Schick Delaware and Schick New York are hereinafter collectively referred to as "Schick Technologies," "Schick" or "Company"), and Jeffrey T. Slovin (hereinafter referred to as "Employee"), residing at 321 E 69th St, New York, New York 10021.

WITNESSETH:

WHEREAS, Schick Delaware currently employs Employee as its President and Chief Operating Officer, pursuant to an agreement entered into by and between Schick Delaware and Employee as of November 9, 2001 (the "November 2001 Agreement"), and

WHEREAS, Schick Technologies now wishes to employ Employee as Chief Executive Officer and President of the Company; and

WHEREAS, Employee consents to be employed as Chief Executive Officer and President of the Company.

NOW THEREFORE, in consideration of the premises, of the mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

I Employment

Schick Technologies hereby employs Employee, and Employee hereby agrees to be employed, as Chief Executive Officer ("CEO") and President of the Company, effective June 15, 2004, upon the terms and conditions herein set forth. Concurrent with the effectiveness of this Agreement, the November 2001 Agreement shall expire by mutual agreement of the parties and shall have no further force and effect, except that all unvested options granted to Employee under the November 2001 Agreement shall continue to vest in accordance therewith.

II Duties and Responsibilities

As CEO and President of the Company, Employee shall have such duties, responsibilities and powers as are customary and appropriate for such offices including, without limitation, the strategic oversight of the Company; directing the day-to-day management and operations of the Company; and such other responsibilities and duties that customarily appertain to the roles of CEO and President.

Employee agrees to devote his reasonable best diligence and his full time to the performance of his duties hereunder. Employee's principal place of employment shall be at the Company's headquarters in Long Island City, New York; Employee shall travel as reasonably required in the performance of his duties hereunder.

Employee shall serve as a member of the Company's Board of Directors, subject to election by the Company's shareholders. As a Director, Employee shall have all the rights, responsibilities and obligations conferred and/or imposed upon all employee members of the Board of Directors pursuant to relevant law, rule and regulation, as well as the Company's Certificate of Incorporation and By-Laws.

III Term

The term of Employee's employment hereunder shall be three (3) years, ending on June 15, 2007 (the "Initial Term of Employment"). This Agreement and Employee's employment thereunder shall automatically renew thereafter for successive periods of one (1) year, unless the Company or Employee give written notice of termination to the other at least ninety (90) days before the end of the then-current term.

IV Compensation & Benefits

Schick Technologies shall pay Employee, as full consideration for the services to be rendered hereunder, compensation consisting of the following:

(1) (i) During the first year of the Initial Term of Employment, an annual base salary of three hundred twenty-five thousand dollars $(325,000);

(ii) During the second year of the Initial Term of Employment, an annual base salary of three hundred thirty-seven thousand dollars $(337,000); and

(iii) During the third year of the Initial Term of Employment, an annual base salary of three hundred fifty thousand dollars $(350,000).

(iv) Employee's base salary shall be payable bi-monthly or in accordance with any other payment schedule as may be adopted generally for the payment of the Company's payroll.

(2) (i) In the event that the Company's Diluted Earnings Per Share ("Diluted EPS"), for any fiscal year completed during the term of this Agreement, as reported on the Company's audited Statement of Operations for such fiscal year (the "P&L") and subject to clause (iii) below, exceeds the Company's Diluted EPS for the immediately preceding fiscal year by more than 10%, Employee shall receive a bonus payment from the Company, calculated as a percentage of his annual base salary as in effect as of the last day of the Company's fiscal year to which the bonus relates, in accordance with the formula set forth in the following table; provided, however, that the bonus payment shall in no event exceed 75% of such annual base salary:

Year-Over-Year Diluted EPS Growth	Bonus Multiplier (as a percentage of annual salary)*
0-9.99%	0%
10.00-25.00%	2.5%
>25.00%	3.0%

(ii) To illustrate the application of the foregoing bonus formula: in the event that the Company's year-over-year Diluted EPS growth during any fiscal year completed during the term of this Agreement is 20%, the bonus payment to Employee shall equal 25% of his then-current annual base salary; in the event that the Company's year-over-year Diluted EPS growth during any fiscal year completed during the term of this Agreement is 30%, the bonus payment to Employee shall equal 52.5% of

* The figures listed in the "Bonus Multiplier" column represent percentage points for each one percent of Diluted EPS growth in excess of 10% or 25%, as the case may be. For example, EPS growth of 15% will result in a bonus payment equal to 12.5% of Employee's annual salary.

his then-current annual base salary; in the event that the Company's year-over-year Diluted EPS growth during any fiscal year completed during the term of this Agreement is 40%, the bonus payment to Employee shall equal 75% of his then-current annual base salary; and in the event that the Company's year-over-year Diluted EPS growth during any fiscal year completed during the term of this Agreement is 50%, the bonus payment to Employee shall equal 75% of his then-current annual base salary.

(iii) For the purposes of calculating the Company's Diluted EPS in connection with this bonus provision, the Company's "Income Before Income Taxes" (as reported in the P&L) shall be divided by the "weighted average common shares (diluted)" (as reported in the P&L); in addition, all "extraordinary items" (as such term is defined by GAAP, as reasonably determined by the Audit Committee of the Board of Directors) and non-operating items (as reasonably determined by the Audit Committee of the Board of Directors) included in the Company's Income Before Income Taxes shall be excluded therefrom.

(iv) Any bonus payment shall be made within 15 days after the date on which the Company's report on Form 10-K, for the year to which the bonus relates, shall have been filed with the S.E.C.

(3) Four hundred thousand (400,000) employee stock options, to be issued as of June 9, 2004, pursuant to the terms of the Company's 1996 Stock Option Plan for Employees and of the Company's standard stock option agreement. Said stock options shall each have an exercise price of $10.50 (which equals the closing sale price of the Company's Common Stock on June 9, 2004, as recorded on the Over-The-Counter Bulletin Board); shall vest in arrears in equal monthly increments, commencing June 2004, over a period of forty-eight (48) months; and, upon termination of Employee's employment hereunder, shall immediately expire, in the case of unvested options, or shall expire ninety (90) days following such termination, in the case of vested options. (For the purposes of applying the foregoing provision, all options which are to "immediately vest" subject to Paragraph (5)(ii) of this Section shall be considered to be vested options.)

(4) Participation in any incentive compensation plan, pension or profit-sharing plan, annuity or group insurance plan previously adopted by the Company or which may be adopted by the Company at some future date, on terms and in amounts no less favorable than provided for other Schick employees similarly employed. Notwithstanding this provision, Employee shall not be granted any stock options pursuant to the Company's 1996 Employee Stock Option Plan, other than those granted under Section IV (3) of this Agreement.

(5) Immediate vesting of the Company stock options issued to Employee hereunder and under the November 2001 Agreement in the event that, and at such time as: (i) Schick Technologies has a change in control or is acquired by another entity or company. (For purposes of this Agreement, "control" is defined as any event or circumstance that would require disclosure under Item 1 or 5.01 of S.E.C. Form 8-K or any comparable requirement of the Securities and Exchange Commission.); or (ii) Employee's employment hereunder is terminated by the Company without cause, but only if such termination takes place following a fiscal year in which the Company's year-over-year Diluted EPS growth, calculated pursuant to Section IV (2) above, was twenty percent (20%) or greater.

(6) Employment benefits generally provided to Schick employees, including medical and dental insurance, on terms and in amounts no less favorable than provided for other Schick employees similarly employed.

(7) Twenty (20) business days per year for vacation time, and five (5) business days per year for sick or personal leave, during which times Employee will be compensated the normal pro-rated portion of his base salary.

(8) Reimbursement for all expenses incurred by Employee in the ordinary course of his performance of duties hereunder and submitted by him with supporting documentation to the Company's accounting department, in terms no less favorable than provided for other Schick employees similarly employed.

(9) A leased automobile (up to a maximum monthly lease payment of $750 per month) throughout the term of Employee's employment with the Company. Additionally, the Company shall make full payment of automobile insurance premiums and operating expenses relating to said automobile.

V Termination For Cause / Cure Period

The Company shall have "cause" to terminate this Agreement in the event that: (i) a majority, plus at least one, of the members of the Company's Board of Directors, excluding Employee, determines that (a) the Employee has committed an act of fraud against the Company, or (b) the Employee has committed an act of malfeasance, recklessness or gross negligence against the Company that is injurious to the Company or its customers; or (ii) the Employee has materially breached the terms of this Agreement; or (iii) the Employee is indicted for, or convicted of, or pleads no contest to, a felony or a crime involving the Employee's moral turpitude. If Employee's termination for cause hereunder is based upon Employee's material breach of the terms of this Agreement, then Employee shall be given 30 days' notice of such termination and shall have the opportunity to cure such material breach during said 30-day period.

VI Severance

In the event that Employee is terminated by the Company for "cause," pursuant to the terms of Section V above, he shall receive no severance payments from the Company.

In the event that Employee's employment hereunder is terminated by the Company without cause, he shall continue to receive the annual base salary set forth in Section IV (1) above for a period of twelve (12) months following such termination, and, if applicable, a Prorated Bonus (as defined below), even if such termination of employment is made effective at the end of the Initial Term of Employment or of any renewal term pursuant to Section III hereof or otherwise, provided that Employee does not violate any provision of Section VII or VIII during such 12-month severance period. For this purpose, "Prorated Bonus" shall mean a bonus calculated pursuant to Section IV (2) above, except that (i) the relevant Diluted EPS growth shall be determined by comparing the year-to-date Diluted EPS reported on the Company's Form 10-Q filed with the SEC for the quarter ending closest to (whether before or after) the effective date of such termination with the Diluted EPS reported in the Company's Form 10-Q for the counterpart period of the prior fiscal year, (ii) the salary amount being multiplied by the relevant Bonus Multiplier shall be prorated based on the number of days elapsed from June 15 most recently preceding such effective date to such effective date, and (iii) such bonus shall be paid within 15 days after the filing of the Form 10-Q first mentioned above.

VII Non-Disclosure

(1) Employee recognizes that the Company possesses and will continue to possess non-public information that has been created, discovered, developed, or otherwise become known to it, and/or in which property rights have been assigned or otherwise conveyed to it, which information has commercial value in the business in which it is engaged or may become engaged. All of the aforementioned information is hereinafter called "Proprietary Information."

(2) By way of illustration, but not limitation, Proprietary Information includes trade secrets, processes, structures, formulas, data, know-how, improvements, inventions, product concepts, techniques, marketing plans, strategies, forecasts, customer lists and information about the Company's employees and/or consultants.

(3) At all times, both during Employee's employment by the Company and after its termination, Employee shall keep in confidence and trust all Proprietary Information, and Employee shall not use or disclose any Proprietary Information or anything directly relating to it without the written consent of a majority of the members of the Board of Directors of the Company, except as may be necessary in the ordinary course of Employee's performing his duties as an employee of the Company and only for the benefit of the Company.

VIII Non Competition and Non Solicitation

During the period of Employee's employment by the Company and for a period of twelve months following the termination of the Employee's Employment with the Company, Employee shall not: (i) engage or become interested in any way (whether as an owner, stockholder, partner, lender, investor, director, officer, employee, consultant or otherwise) in any activity, business or enterprise, located within the geographical area of the United States or Canada, that is competitive with any significant part of the business conducted by the Company or contemplated to be conducted by it (except that passive ownership of not more than 5% of the outstanding securities of any class of any corporation that are listed on a national securities exchange or traded in the over-the-counter market shall not be considered a breach of this Section); or (ii) solicit or hire for any purpose any employee of the Company, or any employee who has left such employment within the previous six months.

IX Miscellaneous Provisions

(1) *Acknowledgments and Affirmations*. Employee recognizes, understands, agrees and acknowledges that the Company has a legitimate and necessary interest in protecting its goodwill and Proprietary Information. Employee further affirms, represents, and acknowledges that in the event of Employee's termination of employment with the Company, Employee's experience and capabilities are such that the enforcement of this Agreement will not prevent him from obtaining employment in another line of business different from that carried on by the Company and permitted under this Agreement. Employee further affirms, represents and acknowledges that Employee has received good and valuable consideration for entering into this Agreement.

(2) *Remedies for Breach*. Employee agrees that any breach of this Agreement by Employee would cause irreparable damage to the Company and that, in the event of such breach, the Company shall have, in addition to any and all remedies at law, the right to an injunction, specific performance or other equitable relief to prevent or redress the violation of Employee's obligations hereunder.

(3) *Separability*. If any provision hereof shall be declared unenforceable for any reason, such unenforceability shall not affect the enforceability of the remaining provisions of this Agreement. Further, such provision shall be reformed and construed to the extent permitted by law so that it would be valid, legal and enforceable to the maximum extent possible.

(4) *Applicable Law*. Any dispute arising under or related in any manner to this Agreement or to Employee's employment by the Company or to the termination of said employment shall in all respects be governed by, adjudicated, construed and enforced in accordance with the laws of the State of New York.

(5) *Jurisdiction and Venue*. Employee irrevocably and unconditionally submits to the exclusive jurisdiction of any United States federal, state or city court sitting in New York in any action or proceeding relating in any manner to this Agreement or to Employee's employment by the Company or to the termination of said employment. Further, Employee irrevocably and unconditionally agrees that all claims relating in any manner to this Agreement or to Employee's employment by the Company or to the termination of said employment may be heard and determined in any such court and waives any objection Employee may now or hereafter have as to venue of any such action or proceeding brought in such court or the fact that such court is an inconvenient forum.

SCHICK TECHNOLOGIES, INC.
A Delaware Corporation

30-00 47th Avenue
Long Island City, New York 11101

By: /s/ William K. Hood

Name: William K. Hood

Title: Chairman of the Board

SCHICK TECHNOLOGIES, INC.
A New York Corporation

30-00 47th Avenue
Long Island City, New York 11101

By: /s/ William K. Hood

Name: William K. Hood

Title: Chairman of the Board

JEFFREY T. SLOVIN

321 E 69th Street
New York, New York 10021

/s/ Jeffrey T. Slovin
(signature)

EXHIBIT 10.35

SCHICK TECHNOLOGIES, INC.

EMPLOYMENT AGREEMENT

THIS AGREEMENT (the "Agreement") is made and entered into as of the 15th day of June 2004 (the "Effective Date"), by and between Schick Technologies, Inc., a Delaware Corporation with a business address of 30-00 47th Avenue, Long Island City, New York 11101(hereinafter referred to "Schick Technologies," "Schick" or "Company"), and Michael Stone residing at 19 Pembroke Drive Glen Cove, New York 11542 (hereinafter referred to as "Employee").

WITNESSETH:

WHEREAS, Schick Technologies currently employs Employee as its Executive Vice-President of Sales and Marketing, and

WHEREAS, Schick Technologies wishes to continue to employ Employee as Executive Vice-President of Sales & Marketing; and

WHEREAS, Employee consents to be so employed.

NOW THEREFORE, in consideration of the premises, of the mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

I Employment

Schick Technologies hereby employs Employee, and Employee hereby agrees to be employed, as Executive Vice-President of Sales & Marketing ("EVP") of the Company upon the terms and conditions herein set forth. Employee shall report to the Company's Chief Executive Officer.

II Duties and Responsibilities

As EVP of the Company, Employee shall have such duties, responsibilities and powers as are customary and appropriate for such office including, without limitation, oversight of the Company's sales and marketing department and activities, and such other responsibilities and duties that customarily appertain to the role of EVP, as well as those which may be assigned to him from time to time by the Company's Chief Executive Officer.

Employee agrees to devote his reasonable best diligence and his full time to the performance of his duties hereunder. Employee's principal place of employment shall be at the Company's headquarters in Long Island City, New York; Employee shall travel as reasonably required in the performance of his duties hereunder.

III Term

The term of Employee's employment hereunder shall be two (2) years, through June 14, 2006 (the "Term of Employment").

IV Compensation & Benefits

Schick Technologies shall pay Employee, as full consideration for the services to be rendered hereunder, compensation consisting of the following:

(1) (i) During the first year of the Term of Employment, an annual base salary of two hundred fifty thousand dollars $(250,000); and

(ii) During the second year of the Term of Employment, an annual base salary of two hundred sixty thousand dollars $(260,000).

(iii) Employee's base salary shall be payable bi-monthly or in accordance with any other payment schedule as may be adopted generally for the payment of the Company's payroll.

(2) (i) In the event that the Company's Diluted Earnings Per Share ("Diluted EPS"), for any fiscal year completed during the term of this Agreement, as reported on the Company's audited Statement of Operations for such fiscal year (the "P&L") and subject to clause (iii) below, exceeds the Company's Diluted EPS for the immediately preceding fiscal year by more than 10%, Employee shall receive a bonus payment from the Company, calculated as a percentage of his annual base salary as in effect as of the last day of the Company's fiscal year to which the bonus relates, in accordance with the formula set forth in the following table; provided, however, that the bonus payment shall in no event exceed 75% of such annual base salary:

Year-Over-Year Diluted EPS Growth	Bonus Multiplier (as a percentage of annual salary)*
0-9.99%	0%
10.00-25.00%	1.5%
>25.00%	1.8%

(ii) To illustrate the application of the foregoing bonus formula: in the event that the Company's year-over-year Diluted EPS growth during any fiscal year completed during the term of this Agreement is 20%, the bonus payment to Employee shall equal 15% of his then-current annual base salary; in the event that the Company's year-over-year Diluted EPS growth during any fiscal year completed during the term of this Agreement is 30%, the bonus payment to Employee shall equal 31.5% of his then-current annual base salary; in the event that the Company's year-over-year Diluted EPS growth during any fiscal year completed during the term of this Agreement is 40%, the bonus payment to Employee shall equal 49.5% of his then-current annual base salary; in the event that the Company's year-over-year Diluted EPS growth during any fiscal year completed during the term of this Agreement is 50%, the bonus payment to Employee shall equal 67.5% of his then-current annual base salary; and in the event that the Company's year-over-year Diluted EPS growth during any fiscal year completed during the term of this Agreement is 60%, the bonus payment to Employee shall equal 75% of his then-current annual base salary.

(iii) For the purposes of calculating the Company's Diluted EPS in connection with this bonus provision, the Company's "Income Before Income Taxes" (as reported in the P&L) shall be divided by the "weighted average common shares (diluted)" (as reported in the P&L); in addition, all "extraordinary items" (as such term is defined by GAAP, as reasonably determined by the Audit Committee of the Board of Directors) and non-operating items (as reasonably determined by the Audit Committee of the Board of Directors) included in the Company's Income Before Income Taxes shall be excluded therefrom.

---

* The figures listed in the "Bonus Multiplier" column represent percentage points for each one percent of Diluted EPS growth in excess of 10% or 25%, as the case may be.

(iv) Any bonus payment shall be made within 15 days after the date on which the Company's report on Form 10-K, for the year to which the bonus relates, shall have been filed with the S.E.C.

(3) One hundred fifty thousand (150,000) employee stock options, to be issued as of June 9, 2004, pursuant to the terms of the Company's 1996 Stock Option Plan for Employees and of the Company's standard stock option agreement. Said stock options shall each have an exercise price of $10.50 (which equals the closing sale price of the Company's Common Stock on June 9, 2004, as recorded on the Over-The-Counter Bulletin Board); shall vest in arrears in equal monthly increments, commencing June 2004, over a period of forty-eight (48) months; and, upon termination of Employee's employment hereunder, shall immediately expire, in the case of unvested options, or shall expire ninety (90) days following such termination, in the case of vested options. (For the purposes of applying the foregoing provision, all options which are to "immediately vest" subject to Paragraph (5)(ii) of this Section shall be considered to be vested options.)

(4) Participation in any incentive compensation plan, pension or profit-sharing plan, annuity or group insurance plan previously adopted by the Company or which may be adopted by the Company at some future date, on terms and in amounts no less favorable than provided for other Schick employees similarly employed. Notwithstanding this provision, Employee shall not be granted any stock options pursuant to the Company's 1996 Employee Stock Option Plan, other than those granted under Section IV (3) of this Agreement.

(5) Immediate vesting of the Company stock options issued to Employee hereunder and under the November 2001 Agreement in the event that, and at such time as: (i) Schick Technologies has a change in control or is acquired by another entity or company. (For purposes of this Agreement, "control" is defined as any event or circumstance that would require disclosure under Item 1 or 5.01 of S.E.C. Form 8-K or any comparable requirement of the Securities and Exchange Commission.); or (ii) Employee's employment hereunder is terminated by the Company without cause, but only if such termination takes place following a fiscal year in which the Company's year-over-year Diluted EPS growth, calculated pursuant to Section IV (2) above, was twenty percent (20%) or greater.

(6) Employment benefits generally provided to Schick employees, including medical and dental insurance, on terms and in amounts no less favorable than provided for other Schick employees similarly employed.

(7) Twenty (20) business days per year for vacation time, and five (5) business days per year for sick or personal leave, during which times Employee will be compensated the normal pro-rated portion of his base salary.

(8) Reimbursement for all expenses incurred by Employee in the ordinary course of his performance of duties hereunder and submitted by him with supporting documentation to the Company's accounting department, in terms no less favorable than provided for other Schick employees similarly employed.

V Termination For Cause / Cure Period

The Company shall have "cause" to terminate this Agreement in the event that: (i) a majority of the members of the Company's Board of Directors determine that (a) the Employee has committed an act of fraud against the Company, or (b) the Employee has committed an act of malfeasance, recklessness or gross negligence against the Company that is injurious to the Company or its customers; or (ii) the Employee has materially breached the terms of this Agreement; or (iii) the Employee's indictment or conviction for or plea of no contest to, a felony or a crime involving the Employee's moral turpitude. If Employee's termination for cause hereunder is based upon Employee's material breach of the terms of this Agreement, then Employee shall be given 30 days' notice of such termination and shall have the opportunity to cure such material breach during said 30-day period.

VI Severance

In the event that Employee is terminated by the Company for "cause," pursuant to the terms of Section V above, he shall receive no severance payments from the Company.

In the event that Employee's employment hereunder is terminated by the Company without cause, he shall continue to receive the annual base salary set forth in Section IV (1) above for a period of twelve (12) months following such termination, and, if applicable, a Prorated Bonus (as defined below), provided that Employee does not violate any provision of Section VII or VIII during such 12-month severance period. For this purpose, "Prorated Bonus" shall mean a bonus calculated pursuant to Section IV (2) above, except that (i) the relevant Diluted EPS growth shall be determined by comparing the year-to-date Diluted EPS reported on the Company's Form 10-Q filed with the SEC for the quarter ending closest to (whether before or after) the effective date of such termination with the Diluted EPS reported in the Company's Form 10-Q for the counterpart period of the prior fiscal year, (ii) the salary amount being multiplied by the relevant Bonus Multiplier shall be prorated based on the number of days elapsed from June 15 most recently preceding such effective date to such effective date, and (iii) such bonus shall be paid within 15 days after the filing of the Form 10-Q first mentioned above.

VII Non-Disclosure

(1) Employee recognizes that the Company possesses and will continue to possess non-public information that has been created, discovered, developed, or otherwise become known to it, and/or in which property rights have been assigned or otherwise conveyed to it, which information has commercial value in the business in which it is engaged or may become engaged. All of the aforementioned information is hereinafter called "Proprietary Information."

(2) By way of illustration, but not limitation, Proprietary Information includes trade secrets, processes, structures, formulas, data, know-how, improvements, inventions, product concepts, techniques, marketing plans, strategies, forecasts, customer lists and information about the Company's employees and/or consultants.

(3) At all times, both during Employee's employment by the Company and after its termination, Employee shall keep in confidence and trust all Proprietary Information, and Employee shall not use or disclose any Proprietary Information or anything directly relating to it without the written consent of a majority of the members of the Board of Directors of the Company, except as may be necessary in the ordinary course of Employee's performing his duties as an employee of the Company and only for the benefit of the Company.

VIII Non Competition and Non Solicitation

During the period of Employee's employment by the Company and for a period of twelve months following the termination of the Employee's Employment with the Company, Employee shall not: (i) engage or become interested in any way (whether as an owner, stockholder, partner, lender, investor, director, officer, employee, consultant or otherwise) in any activity, business or enterprise, located within the geographical area of the United States or Canada, that is competitive with any significant part of the business conducted by the Company or contemplated to be conducted by it (except that passive ownership of not more than 5% of the outstanding securities of any class of any corporation that are listed on a national securities exchange or traded in the over-the-counter market shall not be considered a breach of this Section); or (ii) solicit or hire for any purpose any employee of the Company, or any employee who has left such employment within the previous six months.

IX Miscellaneous Provisions

(1) *Acknowledgments and Affirmations.* Employee recognizes, understands, agrees and acknowledges that the Company has a legitimate and necessary interest in protecting its goodwill and Proprietary

Information. Employee further affirms, represents, and acknowledges that in the event of Employee's termination of employment with the Company, Employee's experience and capabilities are such that the enforcement of this Agreement will not prevent him from obtaining employment in another line of business different from that carried on by the Company and permitted under this Agreement. Employee further affirms, represents and acknowledges that Employee has received good and valuable consideration for entering into this Agreement.

(2) *Remedies for Breach.* Employee agrees that any breach of this Agreement by Employee would cause irreparable damage to the Company and that, in the event of such breach, the Company shall have, in addition to any and all remedies at law, the right to an injunction, specific performance or other equitable relief to prevent or redress the violation of Employee's obligations hereunder.

(3) *Separability.* If any provision hereof shall be declared unenforceable for any reason, such unenforceability shall not affect the enforceability of the remaining provisions of this Agreement. Further, such provision shall be reformed and construed to the extent permitted by law so that it would be valid, legal and enforceable to the maximum extent possible.

(4) *Applicable Law.* Any dispute arising under or related in any manner to this Agreement or to Employee's employment by the Company or to the termination of said employment shall in all respects be governed by, adjudicated, construed and enforced in accordance with the laws of the State of New York.

(5) *Jurisdiction and Venue.* Employee irrevocably and unconditionally submits to the exclusive jurisdiction of any United States federal, state or city court sitting in New York in any action or proceeding relating in any manner to this Agreement or to Employee's employment by the Company or to the termination of said employment. Further, Employee irrevocably and unconditionally agrees that all claims relating in any manner to this Agreement or to Employee's employment by the Company or to the termination of said employment may be heard and determined in any such court and waives any objection Employee may now or hereafter have as to venue of any such action or proceeding brought in such court or the fact that such court is an inconvenient forum.

SCHICK TECHNOLOGIES, INC.
A Delaware Corporation

30-00 47th Avenue
Long Island City, New York 11101

By: /s/ Jeffrey T. Slovin

Title: President and CEO

MICHAEL STONE

19 Pembroke Drive
Glen Cove, New York 11542

/s/ Michael Stone
(signature)

EXHIBIT 14.1

schick

SCHICK TECHNOLOGIES, INC.
CODE OF ETHICS

INTRODUCTION

Schick Technologies, Inc. ("Schick Technologies" or the "Company") is committed to deterring wrongdoing and promoting honest and ethical conduct; full, fair, accurate, timely and understandable public disclosure and communication by the Company; compliance with applicable laws, rules and regulations; prompt reporting of violations of this Code of Ethics (the "Code"); and accountability for adherence to this Code. This Code, which was designed to satisfy the requirements of Section 406 of the Sarbanes-Oxley Act of 2002, governs the conduct of the Company's employees, officers, and members of the Company's Board of Directors (collectively, "Company Personnel").

This Code addresses the following areas:

CONFLICTS OF INTEREST

Company Personnel shall avoid conflicts of interest between personal and Company relationships.

A "conflict of interest" is presumed to exist when any Company Personnel engages or is involved in any activity with respect to which his interests and the Company's interests differ, in any significant way. Conflict situations include:

> When any Company Personnel will benefit personally from something he does which is, in any significant way, contrary to the best interests of the Company; or
>
> When any Company Personnel receive any personal benefit of any significance from someone other than the Company as a result of his position in the Company.

In the event that any Company Personnel become aware of a conflict of interest involving themselves or any other Company Personnel, they should promptly report it to the appropriate individual within the Company as set forth below. (See "Violations of this Code".)

INSIDER TRADING

Company Personnel may not buy or sell Schick Technologies common stock or exercise Company stock options or warrants while in possession of material information concerning Schick Technologies that has not been released to the general public. Any questions concerning the propriety of participating in any transaction involving Schick Technologies common stock or other security should be directed, in advance, to the Company's Legal Department.

In addition, Company Personnel may not buy, sell, Schick Technologies common stock or exercise Company stock options or warrants during any "blackout" period during which such transactions are prohibited pursuant to the Insider Trading Policy adopted by the Company's Board of Directors. However, such transactions are permitted during "blackout" periods when executed pursuant to a valid, pre-existing 10b5-1 trading plan, which has been approved by the Company's Legal Department.

PERIODIC REPORTS AND OTHER PUBLIC DISCLOSURE

Any Company Personnel who participate in any manner in the preparation of the Company's periodic filings with the U.S. Securities and Exchange Commission, or other public communications made by the Company, shall endeavor at all times to provide shareholders and the general public with full, fair, accurate, timely and understandable disclosure.

COMPLIANCE WITH LAWS, RULES AND REGULATIONS

Company Personnel shall comply with all laws and governmental regulations that are applicable to the Company's activities.

REPORTING VIOLATIONS OF THIS CODE

Company Personnel shall promptly report violations of this Code, as follows:

Where the known or suspected violations pertain to the Company's accounting, internal accounting controls, or auditing matters, Company Personnel shall report such violations to the Company's Audit Committee through an anonymous toll-free hotline (888) 883-1499, operated 24 hours a day, 7 days a week, by TeleSentry LLC, an independent third-party. TeleSentry LLC will produce a transcript of every call received through the hotline and transmit a copy thereof to an independent member of the Company's Audit Committee.

Where the known or suspected violation does not pertain to the Company's accounting, internal accounting controls, or auditing matters, Company Personnel shall report such violations to the Company's General Counsel.

In addition, at his or her discretion, any Company Personnel may at any time contact the Company's Chief Executive Officer, President, principal financial officer and/or any other officer and/or member of the Company's Board of Directors and/or Audit Committee regarding any wrongdoing, including but not limited to any violation of this Code.

The Company's Audit Committee and/or Legal Department will promptly investigate all reported violations of this Code. The Audit Committee will oversee an appropriate response.

WHISTLEBLOWER PROTECTION

The Company will not allow any retaliation against any Company Personnel for reporting any violation of this Code.

ACCOUNTABILITY

Company Personnel who violate this Code will face appropriate, case-specific disciplinary action, which may include, without limitation, demotion or discharge.

WAIVER OF CODE OF ETHICS

Company Personnel are expected to adhere to the provisions of this Code at all times. In rare circumstances, conflicts of interest, or other situations, may arise for which a waiver might be appropriate. Waivers for Company Personnel may be granted only by the Company's Board of Directors, which shall have the sole and absolute discretion to approve any deviation or waiver from this Code.

EXHIBIT 21.1

Subsidiaries of the Registrant:

1. Schick Technologies, Inc., incorporated under the laws of the State of New York.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated May 14, 2004, except for Note 18 and the first paragraph of Note 14, as to which the date is June 10, 2004, accompanying the consolidated financial statements and schedule included in the Annual Report of Schick Technologies, Inc. on Form 10-K for the year ended March 31, 2004. We hereby consent to the incorporation by reference of said report in the Registration Statement of Schick Technologies, Inc. on Forms S-8. (File No. 333-46825, effective February 24, 1998, File No. 333-83488, effective February 27, 2002).

/s/ GRANT THORNTON LLP
New York, New York
June 21, 2004

EXHIBIT 31.1

CERTIFICATION PURSUANT TO RULE 13A-14(A)
AS ADOPTED PURSUANT TO SECTION 302 of
THE SARBANES-OXLEY ACT OF 2002

I, Jeffrey T. Slovin, certify that:

1. I have reviewed this annual report on Form 10-K of Schick Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Jeffrey T. Slovin
Name: Jeffrey T. Slovin
Title: Chief Executive Officer
(Principal Executive Officer)
June 23, 2004

EXHIBIT 31.2

CERTIFICATION PURSUANT TO RULE 13A-14(A)
AS ADOPTED PURSUANT TO SECTION 302 of
THE SARBANES-OXLEY ACT OF 2002

I, Ronald Rosner, certify that:

1. I have reviewed this annual report on Form 10-K of Schick Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Ronald Rosner
Name: Ronald Rosner
Title: Director of Finance and Administration
(Principal Financial Officer)
June 23, 2004

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. § 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Schick Technologies, Inc. (the "Company") on Form 10-K for the fiscal year ended March 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jeffrey T. Slovin, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Jeffrey T. Slovin
Jeffrey T. Slovin
Chief Executive Officer
(Principal Executive Officer)
June 23, 2004

A signed original of this written statement required by Section 906 has been provided to Schick Technologies, Inc. and will be retained by Schick Technologies, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. § 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Schick Technologies, Inc. (the "Company") on Form 10-K for the fiscal year ended March 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ronald Rosner, Principal Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

3. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

4. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Ronald Rosner
Ronald Rosner
Director of Finance and Administration
(Principal Financial Officer)
June 23, 2004

A signed original of this written statement required by Section 906 has been provided to Schick Technologies, Inc. and will be retained by Schick Technologies, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 99.1

CAUTIONARY STATEMENT

The statements contained in this Form 10-K include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 ("PSLRA"). When used in this Form 10-K and in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases, presentations to stockholders, securities analysts or investors, or in oral statements made by or with the approval of an executive officer of the Company, the words or phrases "believes," "may," "will likely result," "estimates," "projects," "anticipates," "expects" or similar expressions and variations thereof are intended to identify such forward-looking statements. Any forward-looking statement involves risks and uncertainties that may have a material adverse effect on the business, results of operations, financial condition or prospects, financial or other, of the Company and may cause the Company's actual results to differ materially from historical results or the results discussed in the forward-looking statements.

The following discussions contain cautionary statements regarding the Company's business that investors and others should carefully consider. This discussion is intended to take advantage of the "safe harbor" provisions of the PSLRA. In making these cautionary statements, the Company is not undertaking to address or update each factor in future filings or communications regarding the Company's business or results.

SEC / U.S. ATTORNEY INVESTIGATION

In August 1999, the Company, through its outside counsel, contacted the Division of Enforcement of the Securities and Exchange Commission ("SEC") to advise it of certain matters related to the Company's restatement of earnings for interim periods of fiscal 1999. Subsequent thereto, the SEC requested the voluntary production of certain documents and the Company provided the SEC with the requested materials. On August 17, 2000 and April 30, 2003, the SEC served subpoenas upon the Company, pursuant to a formal order of investigation, requiring the production of certain documents. The Company timely provided the SEC with the subpoenaed materials. The Company has been informed that since January 2002 the SEC and/or the United States Attorney's Office for the Southern District of New York have served subpoenas upon and/or contacted certain individuals, including current and former officers and employees of the Company, and a current Director, in connection with this matter. On June 13, 2002, the Company was advised by counsel to David Schick, the Company's former chief executive officer, that the United States Attorney's Office for the Southern District of New York had notified such counsel that Mr. Schick was a target of the United States Attorney's investigation of this matter. The Company has cooperated with the SEC staff and U.S. Attorney's Office.

On November 14, 2003, the SEC filed a civil action in the United States District Court for the Eastern District of New York against the Company, its former chief executive officer, and its former vice president of sales & marketing. The SEC complaint alleges fraud, and books and records and reporting violations under Sections 10(b), 13(a) and 13(b)(2) of the Securities Exchange Act and various rules promulgated thereunder in connection with the financial statements included in the Company's reports on Form 10-Q for the quarters ended June 30, September 30 and December 31, 1998. The SEC complaint seeks to enjoin the Company from future violations of those provisions of the Exchange Act and the rules thereunder, as well as disgorgement of any ill-gotten gains, which the Company does not believe to be material in amount. With respect to the other defendants, the complaint seeks injunctive relief, civil penalties, disgorgement and an officer/director bar.

In September 2003, the Board of Directors appointed a Special Litigation Committee, consisting of Messrs. Blank (Chair), Hood, Landesman and Rocca, which has oversight responsibility and authority with respect to the SEC/U.S. Attorney matter. The Company commenced discussions with the SEC's northeast regional office in an effort to resolve the complaint against the Company. There can be no assurance that those discussions will continue and/or will be successful. Pursuant to its By-Laws, the Company has paid the legal fees incurred by current and former Officers and employees, and a current Director, in connection with these matters. The Company will continue to incur significant legal fees and may incur indemnification costs.

The Company cannot predict the potential outcome of these matters and their impact on the Company and, therefore, has made no provision relating to these matters in the accompanying consolidated financial statements. If the outcome of these matters is not favorable with respect to the Company, it could have a material adverse effect upon the Company. See Item 3 — "Legal Proceedings."

DEPENDENCE ON PRODUCTS

The Company's revenues are primarily generated from sales of its CDR® system and, to a lesser extent, other products, including the USBCam™, CDRPan™ and accuDEXA®. There can be no assurance that any of these devices, or any of the products which the Company sells or may sell in the future, will not be rendered obsolete or inferior as a result of technological change, changing customer needs, new product introductions or other developments, each of which would have a material adverse effect on the Company. There can be no assurance that the Company's competitors will not succeed in developing or marketing technologies and/or products that are superior to and/or more commercially attractive than the Company's. The Company's success will depend in part on its ability to improve and enhance its products in a timely manner. There can be no assurance that the Company will be able to do so. The failure to enhance any of the Company's products in a timely manner could have a material adverse effect on the Company.

DEPENDENCE ON EXCLUSIVE NORTH AMERICAN DISTRIBUTOR

Since May 1, 2000, the Company has marketed and distributed its CDR® product line in the United States and Canada exclusively through Patterson Dental Company. During fiscal 2004, 2003 and 2002, Patterson Dental Company was the single largest contributor to the Company's revenues. The Company anticipates that Patterson Dental will continue to be the single largest contributor to the Company's revenues in the coming fiscal year. While the Distributorship Agreement between the Company and Patterson Dental provided for a minimum purchase quota during its initial three-year term, Patterson did not meet such quota. At the current time, there no longer is any minimum purchase quota in effect. There can be no assurance that Patterson will purchase any specified minimum quantity of products from the Company or that it will continue to purchase any product at all from the Company. If Patterson fails to purchase a significant volume of product from the Company, it could have a material adverse effect on the Company.

DEPENDENCE ON THIRD-PARTY DISTRIBUTORS OUTSIDE OF NORTH AMERICA

Outside of North America, the Company distributes its CDR® product line through third-party independent distributors. Historically, a limited number of distributors have accounted for a significant portion of the Company's revenues. In general, these distributors could discontinue marketing the Company's products with little or no notice. Certain of the Company's distributors also could market products which compete with the Company's products. The loss of or significant reduction in sales volume of one or more of the Company's distributors could have a material adverse effect on the Company.

UNCERTAINTIES ASSOCIATED WITH INTERNATIONAL MARKETS

In fiscal 2004, 2003 and 2002, sales to customers outside of the United States were approximately 25%, 21% and 25%, respectively, of the Company's revenues, and the Company anticipates that international sales will continue to account for a significant percentage of the Company's revenues. International revenues are subject to a number of uncertainties, including but not limited to the following: agreements may be difficult to enforce and receivables difficult to collect; foreign customers and distributors may have longer payment cycles, foreign countries may impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs or adopt other restrictions on foreign trade; fluctuations in exchange rates may affect product demand; United States export licenses may be difficult to obtain; and intellectual property rights in foreign countries may be difficult or impossible to enforce.

Moreover, many foreign countries have their own regulatory approval requirements for the sale of the Company's products. As a result, the Company's introduction of new products into international markets could be prevented and/or costly and/or time-consuming, and there can be no assurance that the Company will be able to obtain the required regulatory approvals on a timely basis, if at all. There can be no assurance that any of these factors will not have a material adverse effect on the Company.

DEPENDENCE UPON KEY PERSONNEL

The success of the Company is dependent, in part, upon its ability to hire and retain management, sales, technical, research and other personnel who are in high demand and are often subject to competing employment opportunities. The inability of the Company to hire or retain key management, sales, technical, research or other personnel could have a material adverse effect on the Company. At the current time, only the Company's Chief Executive Officer is employed pursuant to a written employment agreement with the Company. There can be no assurance that he or any of the Company's other employees will continue to be active with the Company.

LITIGATION AND INSURANCE

The Company may be a party to a variety of legal actions, such as employment and employment discrimination-related suits, employee benefit claims, breach of contract actions, tort claims, shareholder suits, including securities fraud, governmental investigations and intellectual property related litigation. In addition, because of the nature of its business, the Company is subject to a variety of legal actions relating to its business operations. Recent court decisions and legislative activity may increase the Company's exposure for any of these types of claims. In some cases, substantial punitive damages may be sought. The Company currently has insurance coverage for some of these potential liabilities. Other potential liabilities may not be covered by insurance, insurers may dispute coverage, or the amount of insurance may not be sufficient to cover the damages awarded. In addition, certain types of damages, such as punitive damages, may not be covered by insurance and insurance coverage for all or certain forms of liability may become unavailable or prohibitively expensive in the future.

DEPENDENCE ON DEVELOPING AND MARKETING NEW PRODUCTS AND ENHANCEMENTS TO EXISTING PRODUCTS

The Company intends to develop and/or is currently developing new products and enhancements to existing products. There can be no assurance that the Company will initiate, continue with and/or succeed in efforts to develop or enhance such products. The Company expects to file 510(k) applications with the FDA in connection with its future products and certain of its future product enhancements. There can be no assurance that the Company will file applications for or obtain regulatory approval from the FDA, either in the form of a pre-market clearance or a 510(k) clearance, for any of its future products, or that in order to obtain FDA clearance, the Company will not be required to submit additional data or meet additional FDA requirements that may substantially delay the application process and result in substantial additional expense. Moreover, such pre-marketing clearance, if obtained, may be subject to conditions on marketing or manufacturing which could impede the Company's ability to manufacture and/or market its products. While the Company is engaged in research and development to develop new products, there can be no assurance that the Company will be successful in such endeavors. There can be no assurance that any products to be developed by the Company will be approved by or receive marketing clearance from applicable domestic and/or international governmental or regulatory authorities. If the Company is unable to develop, obtain regulatory approval for and market new products and enhancements to existing products, it will have a material adverse effect on the Company.

RAPID AND SIGNIFICANT TECHNOLOGICAL CHANGE

The market for the Company's products is characterized by rapid and significant technological change, evolving industry standards and new product introductions. The Company's products require significant planning, design, development and testing which require significant capital commitments and investment by the Company. There can be no assurance that the Company's products or proprietary technologies will not become noncompetitive or obsolete as a result of technological change, evolving industry standards or new product introductions or that the Company will be able to generate any economic return on its investment in product development. If the Company's products or technologies become noncompetitive or obsolete, it would have a material adverse effect on the Company.

INTENSE COMPETITION

Competition relating to the Company's current products is intense and includes various companies, both within and outside of the United States. The Company anticipates that competition for its future products will also be intense and include various companies, both within and outside of the United States. The Company's competitors and potential competitors include large companies with substantially greater financial, sales and marketing, and technical resources, larger and more experienced research and development staffs, more extensive physical facilities and substantially greater experience in obtaining regulatory approvals and in marketing products than the Company. In addition, there can be no assurance that the Company's competitors are not currently developing, or will not attempt to develop, technologies and products that are more effective than those being developed by the Company or that would otherwise render the Company's existing and new technology and products obsolete or noncompetitive. No assurance can be given that the Company will be able to compete successfully. The inability of the Company to compete successfully or the development by the Company's competitors of technology and products that are more effective than those being developed by the Company would have a material adverse effect on the Company.

DEPENDENCE ON KEY SUPPLIERS; VOLATILITY OF SEMICONDUCTOR MARKET

The Company relies on key suppliers for various critical components. The Company procures certain components, including the substantial majority of the sensor chips used in the Company's manufacturing process, from outside sources which are sole suppliers. The availability and price of these components may be subject to change due to interruptions in production, changing market conditions and other events. Furthermore, availability may be adversely impacted if the Company fails to make timely payments to its key suppliers. There can be no assurance that the Company would be able to enter into purchase arrangements with other suppliers, or that if the Company were to do so, such suppliers would be able to deliver such components at an acceptable price or in a timely manner, if at all. If the Company were unable to develop reasonably-priced alternative sources in a timely manner, or if the Company encountered delays or other difficulties in the supply of such products and other materials from third parties, there could be a material adverse effect on the Company. In past years, semiconductors have been subject to significant price fluctuations. While the Company has, in the past, attempted to mitigate the effects of such potential fluctuations, there can be no assurance that the Company will continue to do so or that it will be able to successfully mitigate the effect of future price increases on its results of operations and financial condition.

RELIANCE ON PATENTS AND PROPRIETARY TECHNOLOGY; RISK OF PATENT INFRINGEMENT

The Company currently has issued patents and patent applications as described in Item 1 — "Business," of this Form 10-K. There can be no assurance that any of the Company's patents, any of the patents of which the Company is a licensee or any patents which may issue to the Company or which the Company may license in the future, will provide the Company with a competitive advantage or afford the Company protection against infringement by others, or that the patents will not be successfully challenged or circumvented by third parties, including competitors of the Company.

The Company is the exclusive sub-licensee for use in medical radiography applications of certain patents, patent applications and other know-how (collectively, the "Intellectual Property") related to complementary metal oxide semiconductor ("CMOS") active pixel sensor technology (the "APS Technology"), which was developed by the California Institute of Technology and licensed to Photobit Corp. from which the Company obtained its sub-license. Photobit was subsequently acquired by Micron Technology, Inc., which continues to sublicense the CMOS Intellectual Property to the Company. The Company's exclusive rights to such technology are subject to government rights to use, noncommercial educational and research rights to use by California Institute of Technology and the Jet Propulsion Laboratory, and the right of a third party to obtain a nonexclusive license from the California Institute of Technology with respect to such technology. The Company believes that, as of the date of this filing, except for such third party's exercise of its right to obtain a nonexclusive license to use APS Technology in a field other than medical radiography, none of the foregoing parties have given notice of their exercise of any of their respective rights to the APS Technology. There can be no assurance that this will continue to be the case, and any such exercise could have a material adverse effect on the Company. Additionally, the agreement between the Company and Photobit Corp. required, among other things, that the Company use all commercially reasonable efforts to timely introduce improve and market and distribute licensed products in various fields. The Company has not introduced licensed products in certain of these fields, and there can be no assurance that the Company will do so in the future or that the Company will comply with its obligations under its agreement with Photobit Corp. Any such failure to introduce licensed products or comply with its obligations could have a material adverse effect on the Company.

The Company is also the owner of certain trade secrets, which it seeks to protect by, among other things, entering into non-disclosure, confidentiality, non-solicitation and non-competition agreements. However, there can be no assurance that the duties imposed by these agreements, such as the duty to maintain confidentiality and the duty not to compete, will not be breached, or that such breaches will not have a material adverse effect on the Company.

There also can be no assurance that the technology practiced by the Company will not infringe upon the patents of others. In the event that any future infringement claim against the Company is successful, there would be no assurance that the Company would be able to negotiate with the patent holder for a license, in which case the Company could be prevented from practicing the subject matter claimed by the subject patent. In addition, there can be no assurance that the Company would be able to redesign its products to avoid infringement. The inability of the Company to practice the subject matter of patents claimed by others or to redesign its products to avoid infringement could have a material adverse effect on the Company.

NASDAQ DELISTING

The Company's Common Stock was delisted from the Nasdaq National Market, effective at the close of business on September 15, 1999. From that date through January 29, 2002, the Company's stock traded in the over-the-counter market, as reported on the "pink sheets" published by Pink Sheets LLC (formerly known as National Quotation Bureau LLC). Commencing January 30, 2002, the Company's stock has been quoted on the Over-The-Counter Bulletin Board. The Nasdaq delisting could have a material adverse effect upon the Company in a number of ways, including its ability to raise additional capital, and could have a negative effect upon the trading price of the Company's Common Stock. There can be no assurance that the Company's Common Stock will be relisted on the Nasdaq National Market at any future date or that such stock will be listed on any market system.

REGULATORY AND LEGISLATIVE RISKS

The Company must obtain certain approvals by and marketing clearances from governmental authorities, including the FDA and similar health authorities in foreign countries to market and sell its products in those countries. The FDA regulates the marketing, manufacturing, labeling, packaging, advertising, sale and distribution of `medical devices,' as do various foreign authorities in their respective jurisdictions. The FDA enforces additional regulations regarding the safety of equipment utilizing x-rays. Various states also impose similar regulations. The Company's CDR® system is currently regulated by such authorities and certain of the Company's new products will require approval by or marketing clearance from various governmental authorities, including the FDA. In addition, various additional requirements are imposed upon the Company to make it eligible to sell products to the United States Government.

The FDA review process typically requires extended proceedings pertaining to the safety and efficacy of new products. A 510(k) application is required in order to market a new or modified medical device. If specifically required by the FDA, a pre-market approval ("PMA") may be necessary. Such proceedings, which must be completed prior to marketing a new medical device, are potentially expensive and time consuming. They may delay or hinder a product's timely entry into the marketplace. Moreover, there can be no assurance that the review or approval process for these products by the FDA or any other applicable governmental authorities will occur in a timely fashion, if at all, or that additional regulations will not be adopted or current regulations amended in such a manner as will adversely affect the Company. The FDA also regulates the content of advertising and marketing materials relating to medical devices. Failure to comply with such regulations may result in a delay in obtaining approval for the marketing of such products or the withdrawal of such approval if previously obtained. There can be no assurance that the Company's advertising and marketing materials regarding its products are and will be in compliance with such regulations. The Company is also subject to other federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices. The extent of government regulation that might result from any future legislation or administrative action cannot be accurately predicted. Failure to comply with regulatory requirements could have a material adverse effect on the Company. International sales of the Company's products are subject to the regulatory agency product registration requirements of each country in which the Company's products are sold. The regulatory review process varies from country to country and may in some cases require the submission of clinical data. The Company typically relies on its distributors in foreign countries to obtain the required regulatory approvals.

There can be no assurance, however, that any of the foregoing approvals will be obtained, or that the Company would be able to satisfy any of the foregoing requirements on a timely basis, if at all. The failure to obtain any of such approvals or to comply with any of such requirements on a timely basis could have a material adverse effect on the Company. The Company's customers operate in the health care industry, which is highly regulated. Both existing and future governmental regulations could adversely impact the Company. Additionally, cost-containment efforts by health maintenance organizations may adversely affect the potential market for the Company's devices.

PRODUCT WARRANTIES

The Company generally warrants each of its products against defects in materials and workmanship for a period of one year from the date of shipment plus any extended warranty period purchased by the customer. The need for warranty service could have a material adverse effect on the Company by, among other things, requiring additional expenditures for parts and personnel as well as damaging the Company's reputation and goodwill.

POTENTIAL FOR PRODUCT RECALL AND PRODUCT LIABILITY CLAIMS

Products such as those sold by the Company may be subject to recall for unforeseen reasons. In addition, certain applications, including projected applications, of the Company's products entail the risk of product liability claims. Such risks will exist even with respect to those products that have received, or in the future may receive, regulatory approval for commercial sale. These claims may be made by consumers, distributors or others. Although the Company has maintained insurance coverage related to product liability claims, no assurance can be given that product liability insurance coverage will continue to be available or, if available, that it can be obtained in sufficient amounts or at reasonable cost or that it will be sufficient to cover any claims that may arise. The Company does not maintain any insurance relating to potential recalls of its products. Costs associated with potential product recalls or product liability claims could have a material adverse effect on the Company.

DEPENDENCE ON THIRD-PARTY REIMBURSEMENT

Third-party payors, including government health administration authorities, private health care insurers and other organizations regulate the reimbursement of fees related to certain diagnostic procedures or medical treatments. Third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services. While the Company cannot predict what effect the policies of government entities and other third-party payors will have on future sales of the Company's products, there can be no assurance that such policies would not have a material adverse effect on the Company.

POTENTIALLY SIGNIFICANT FLUCTUATIONS IN QUARTERLY OPERATING RESULTS; SEASONALITY

Several factors may significantly affect the Company's revenues, expenses and results of operations from quarter to quarter, including the timing of new product introductions by the Company or its competitors, developments regarding new treatments for osteoporosis, developments in government reimbursement policies, product mix, the ability to supply products to meet customer demand and fluctuations in manufacturing costs. In addition, the Company's CDR® products have been subject to seasonal variations at various times in the past. Consequently, quarterly results of operations may fluctuate. Such fluctuations in quarterly results of operation could adversely affect the market price of the Common Stock.

POSSIBLE VOLATILITY OF STOCK PRICE

The stock market historically has experienced volatility which has affected the market price of securities of many companies and which may be unrelated to the operating performance of such companies. The market prices for securities of medical technology companies have historically been highly volatile. Future technological innovations or new commercial products, results of clinical testing, changes in regulation, litigation and public concerns as to product safety as well as period-to-period fluctuations in financial performance and fluctuations in securities markets generally could cause the market price of the Common Stock to fluctuate substantially. These broad market fluctuations may adversely affect the market price of the Common Stock.

CONTROL OF THE COMPANY BY CERTAIN STOCKHOLDERS; CONFLICTS OF INTEREST

Currently, the executive officers and directors of the Company collectively beneficially own approximately 31.4% of the Company's outstanding shares of Common Stock; in addition, Greystone Funding Corporation beneficially owns approximately 30.1% of the Company's outstanding shares of Common Stock. Accordingly, they may effectively have the ability to exert significant influence over the Company and/or to elect all or some of the directors of the Company and determine the outcome of other matters submitted for the approval of the stockholders. A former employee of Greystone is currently serving as Chief Executive Officer of the Company. Accordingly, the relationship with Greystone involves potential conflicts of interest.

PAST OPERATING LOSSES

The Company had net income of $18.0 million, $11.8 million and $3.1 million in fiscal 2004, fiscal 2003 and fiscal 2002, respectively, but incurred net losses of $1.6 million, $12.3 million and $29.6 million in fiscal 2001. 2000 and 1999, respectively. The Company has an accumulated deficit of $9.7million at March 31, 2004. In response to the losses incurred in fiscal 2001, 2000 and 1999, management implemented certain corrective actions and took steps to improve operations and provide for adequate resources to fund the Company's operating, capital and financing needs. In view of these matters, management believes the Company has the ability to meet its financing requirements on a continuing basis. However, if the Company's fiscal 2005 planned cash flow projections are not met, management could consider the reduction of certain discretionary expenses and sale of certain assets. In the event that these plans are not sufficient and credit facilities are not available to the Company, or if the Company's capital needs are greater than anticipated, the Company's ability to operate could be adversely affected.

AUTHORIZATION OF PREFERRED STOCK

The Company's certificate of Incorporation authorizes the issuance of a series or designation of Preferred Stock with such rights, preferences, privileges and restrictions as may be determined from time to time by the Company's Board of Directors. Accordingly, the Board of Directors is empowered, without the need for shareholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock. There currently are no shares of Preferred Stock designated or issued.